Dreyfus Variable Investment Fund, Appreciation Portfolio

SEMIANNUAL REPORT June 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Appreciation Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the portfolio's sub-investment adviser.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While midcap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Appreciation Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2005, the portfolio's Initial shares produced a total return of 0.66%, and its Service shares produced a total return of 0.54%.[1] For the same period, the total return of the portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was –0.81%.[2]

Stocks ended the reporting period roughly unchanged from where they began, as the benefits of a growing economy and strong earnings reports were offset by concerns regarding higher interest rates and surging energy prices. The portfolio produced higher returns than the S&P 500 Index, primarily due to a shift in investor sentiment away from smaller, more speculative investments and toward the larger, better-established, multinational companies in which the portfolio primarily invests.

What is the portfolio's investment approach?

The portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on large, well-established multinational growth companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. We focus on purchasing reasonably priced growth stocks of fundamentally sound companies in economic sectors that we believe will expand over the next three to five years or longer.

What other factors influenced the portfolio's performance?

Stocks traded in a relatively narrow range over the first half of 2005 as positive factors, such as a generally robust economy and encouraging corporate earnings, were offset by other, potentially adverse influences. Rising interest rates and inflationary pressures caused primarily by escalating energy prices proved to be particularly worrisome for investors, who grew concerned that higher borrowing and commodity costs might dampen future economic activity and financial results.

Perhaps due to these concerns, investors apparently began to shift their focus away from the smaller, more speculative investments that had done well over the past several years. Increasingly, they turned their attention to large, well-established companies with track records of consistent growth. Historically, companies with these characteristics have tended to generate profits under a variety of economic conditions. In addition, investors may have been attracted to relatively low valuations among large growth companies. Indeed, when 2005 began, stocks of large-cap growth companies were generally selling toward the low end of their historical valuation ranges.

In this changing environment, the portfolio's returns benefited from our sector allocation and stock selection strategies. Because the portfolio was more heavily exposed to energy companies than the benchmark, it participated more fully in the energy sector's gains when oil and gas prices reached new record highs. Conversely, the portfolio invested a substantially smaller percentage of its assets in technology stocks compared to the benchmark, which helped it avoid the full brunt of the technology area's weakness. Nonetheless, semiconductor leader Intel proved to be one of the portfolio's top performers for the reporting period, while software developer Microsoft provided more modest returns.

The portfolio also received positive contributions to performance from the consumer staples sector, an area we have emphasized for some time. Pharmacy chain Walgreen continued to enjoy strong operating results while recovering from earlier weakness, while food and tobacco giant Altria Group benefited from a more benign litigation environment and investors' expectations of a potential restructuring that could unlock shareholder value.

On the other hand, the portfolio's performance was constrained by sub-par returns from the financials sector, where global insurer American International Group and mortgage agency Fannie Mae both were hurt by regulatory scrutiny of their accounting practices and changes in senior management. Because of the risks surrounding these developments, we reduced the portfolio's holdings of both companies. In addition, the portfolio held no utilities stocks, preventing it from participating in the sector's relatively robust gains.

What is the portfolio's current strategy?

We have remained fully invested in a diversified portfolio of large-cap growth companies that we regard as leaders in their markets. We eliminated the portfolio's holdings in food company Kraft Foods and computing giant International Business Machines due to disappointing financial results. In addition, we added two new positions. We expect industrial gasses producer Praxair to benefit from continued robust demand for its products from oil refiners and drug companies, and French integrated oil company TotalFinaElf gives the portfolio a way to participate in growing markets that U.S. oil companies currently do not serve. In our judgment, the portfolio is well positioned to benefit from companies, such as these, that have demonstrated their ability to deliver positive operating results in good economic times and bad.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Appreciation Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1]   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2]   *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.03	$ 5.27
Ending value (after expenses)	$1,006.60	$1,005.40

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.06	$ 5.31
Ending value (after expenses)	$1,020.78	$1,019.54

† *Expenses are equal to the portfolio's annualized expense ratio of .81% for Initial shares and 1.06% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks–99.5%	Shares	Value ($)
Apparel–1.5%		
Christian Dior	72,700 [a]	5,637,753
Polo Ralph Lauren	145,500	6,272,505
		11,910,258
Banking–4.9%		
Bank of America	291,216	13,282,362
Federal Home Loan Mortgage	101,600	6,627,368
Federal National Mortgage Association	108,800	6,353,920
HSBC Holdings, ADR	30,000	2,389,500
SunTrust Banks	150,600	10,879,344
		39,532,494
Capital Goods–6.1%		
Emerson Electric	164,900	10,327,687
General Electric	1,115,500	38,652,075
		48,979,762
Consumer Services–1.0%		
McDonald's	304,500	**8,449,875**
Consumer Staples–6.7%		
Sysco	80,000	2,895,200
Wal-Mart Stores	449,700	21,675,540
Walgreen	649,900	29,888,901
		54,459,641
Diversified Financials–8.4%		
American Express	307,500	16,368,225
Citigroup	601,524	27,808,455
J.P. Morgan Chase & Co.	451,100	15,932,852
Merrill Lynch	145,500	8,003,955
		68,113,487
Energy–18.3%		
BP, ADR	455,900	28,439,042
Chevron	445,800	24,929,136
ConocoPhillips	200,000	11,498,000
Exxon Mobil	1,176,564	67,617,133
Occidental Petroleum	60,000	4,615,800
Royal Dutch Petroleum	59,800	3,881,020
TotalFinaElf, ADR	60,000 [a]	7,011,000
		147,991,131

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco—17.3%		
Altria Group	926,400	59,901,024
Anheuser-Busch Cos.	200,100	9,154,575
Coca-Cola	664,500	27,742,875
Nestle, ADR	291,000	18,613,105
PepsiCo	455,900	24,586,687
		139,998,266
Household & Personal Products—5.3%		
Colgate-Palmolive	154,600	7,716,086
Estee Lauder Cos., Cl. A	145,500	5,693,415
Procter & Gamble	565,000	29,803,750
		43,213,251
Insurance—2.1%		
American International Group	105,920	6,153,952
Berkshire Hathaway, Cl. A	100 [b]	8,350,000
Marsh & McLennan Cos.	91,100	2,523,470
		17,027,422
Materials—.3%		
Praxair	50,000	**2,330,000**
Media—5.0%		
McGraw-Hill Cos.	501,600	22,195,800
News, Cl. A	606,436	9,812,134
News, Cl. B	9,800	165,228
Time Warner	226,800 [b]	3,789,828
Viacom, Cl. B	150,300	4,812,606
		40,775,596
Pharmaceuticals & Biotechnology—12.4%		
Abbott Laboratories	334,100	16,374,241
Johnson & Johnson	373,300	24,264,500
Eli Lilly & Co.	261,900	14,590,449
Merck & Co.	313,000	9,640,400
Pfizer	1,151,000	31,744,580
Roche Holding, ADR	64,000	4,048,674
		100,662,844
Retailing—1.8%		
Target	261,900	**14,249,979**

Common Stocks (continued)	Shares	Value ($)
Semiconductors & Semiconductor Equipment—4.6%		
Intel	1,414,700	**36,867,082**
Software & Services—2.7%		
Microsoft	867,300	**21,543,732**
Transportation—1.1%		
United Parcel Service, Cl. B	126,800	**8,769,488**
Total Common Stocks		
(cost $626,059,657)		**804,874,308**
Investment of Cash Collateral for Securities Loaned—1.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $12,322,026)	12,322,026 c	**12,322,026**
Total Investments (cost $638,381,683)	**101.0%**	**817,196,334**
Liabilities, Less Cash and Receivables	**(1.0%)**	**(8,246,352)**
Net Assets	**100.0%**	**808,949,982**

ADR—American Depository Receipts.

a *All or a portion of these securities are on loan. At June 30, 2005 the total market value of the fund's securities on loan is $11,905,675 and the total market value of the collateral held by the fund is $12,322,026.*

b *Non-Income Producing.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	18.3	Capital Goods	6.1
Food, Beverage & Tobacco	17.3	Household & Personal Products	5.3
Pharmaceuticals & Biotechnology	12.4	Media	5.0
Diversified Financials	8.4	Other	21.5
Consumer Staples	6.7		**101.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $11,905,675)—Note 1(c):		
Unaffiliated issuers	626,059,657	804,874,308
Affiliated issuers	12,322,026	12,322,026
Cash		202,141
Receivable for shares of Beneficial Interest subscribed		2,902,330
Receivable for investment securities sold		1,585,956
Dividends and interest receivable		1,337,874
Prepaid expenses		51,203
		823,275,838
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		326,111
Due to Fayez Sarofim & Co.		217,120
Liability for securities on loan—Note 1(c)		12,322,026
Bank loan payable—Note 2		800,000
Payable for shares of Beneficial Interest redeemed		575,702
Interest payable—Note 2		80
Accrued expenses		84,817
		14,325,856
Net Assets ($)		**808,949,982**
Composition of Net Assets ($):		
Paid-in capital		685,143,745
Accumulated undistributed investment income—net		6,121,406
Accumulated net realized gain (loss) on investments		(61,129,820)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		178,814,651
Net Assets ($)		**808,949,982**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	722,589,661	86,360,321
Shares Outstanding	20,191,256	2,422,390
Net Asset Value Per Share ($)	**35.79**	**35.65**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $125,630 foreign taxes withheld at source):	
Unaffiliated issuers	9,521,220
Affiliated issuers	29,138
Income from securities lending	42,297
Total Income	**9,592,655**
Expenses:	
Investment advisory fee–Note 3(a)	1,775,246
Sub-investment advisory fee–Note 3(a)	1,328,944
Prospectus and shareholders' reports	105,985
Distribution fees–Note 3(b)	102,824
Shareholder servicing costs–Note 3(b)	32,528
Trustees' fees and expenses–Note 3(c)	32,168
Custodian fees–Note 3(b)	30,484
Professional fees	30,273
Interest expense–Note 2	10,601
Loan commitment fees–Note 2	3,646
Registration fees	799
Miscellaneous	12,257
Total Expenses	**3,465,755**
Investment Income–Net	**6,126,900**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(4,125,926)
Net unrealized appreciation (depreciation) on investments	3,243,007
Net Realized and Unrealized Gain (Loss) on Investments	**(882,919)**
Net Increase in Net Assets Resulting from Operations	**5,243,981**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income–net	6,126,900	13,729,438
Net realized gain (loss) on investments	(4,125,926)	(5,994,905)
Net unrealized appreciation (depreciation) on investments	3,243,007	33,662,361
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,243,981**	**41,396,894**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(135,857)	(12,718,082)
Service shares	–	(1,102,158)
Total Dividends	**(135,857)**	**(13,820,240)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	38,856,444	58,196,296
Service shares	10,779,373	21,783,851
Dividends reinvested:		
Initial shares	135,857	12,718,082
Service shares	–	1,102,158
Cost of shares redeemed:		
Initial shares	(87,251,791)	(150,984,809)
Service shares	(5,375,364)	(34,135,074)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(42,855,481)**	**(91,319,496)**
Total Increase (Decrease) in Net Assets	**(37,747,357)**	**(63,742,842)**
Net Assets ($):		
Beginning of Period	846,697,339	910,440,181
End of Period	**808,949,982**	**846,697,339**
Undistributed investment income–net	6,121,406	130,363

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	1,080,281	1,672,805
Shares issued for dividends reinvested	3,819	357,874
Shares redeemed	(2,438,526)	(4,347,023)
Net Increase (Decrease) in Shares Outstanding	**(1,354,426)**	**(2,316,344)**
Service Shares		
Shares sold	302,133	629,793
Shares issued for dividends reinvested	−	31,090
Shares redeemed	(150,592)	(987,230)
Net Increase (Decrease) in Shares Outstanding	**151,541**	**(326,347)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	35.56	34.42	28.79	34.98	38.91	39.87
Investment Operations:						
Investment income−net[a]	.27	.56	.43	.36	.30	.27
Net realized and unrealized gain (loss) on investments	(.03)	1.18	5.64	(6.19)	(3.93)	(.52)
Total from Investment Operations	.24	1.74	6.07	(5.83)	(3.63)	(.25)
Distributions:						
Dividends from investment income−net	(.01)	(.60)	(.44)	(.36)	(.30)	(.26)
Dividends from net realized gain on investments	−	−	−	−	−	(.45)
Total Distributions	(.01)	(.60)	(.44)	(.36)	(.30)	(.71)
Net asset value, end of period	35.79	35.56	34.42	28.79	34.98	38.91
Total Return (%)	.66[b]	5.05	21.17	(16.71)	(9.31)	(.65)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[b]	.79	.80	.78	.78	.78
Ratio of net investment income to average net assets	.75[b]	1.60	1.41	1.10	.84	.67
Portfolio Turnover Rate	1.72[b]	1.64	4.60	6.61	4.19	6.15
Net Assets, end of period ($ x 1,000)	722,590	766,169	821,319	722,706	897,535	1,009,713

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	35.46	34.31	28.71	34.89	38.91	38.91
Investment income—net	.22[b]	.46[b]	.36[b]	.29[b]	.18[b]	–
Net realized and unrealized gain (loss) on investments	(.03)	1.19	5.61	(6.17)	(3.94)	–
Total from Investment Operations	.19	1.65	5.97	(5.88)	(3.76)	–
Distributions:						
Dividends from investment income—net	–	(.50)	(.37)	(.30)	(.26)	–
Net asset value, end of period	35.65	35.46	34.31	28.71	34.89	38.91
Total Return (%)	.54[c]	4.80	20.83	(16.89)	(9.63)	–
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[c]	1.04	1.05	1.02	1.10	–
Ratio of net investment income to average net assets	.63[c]	1.34	1.16	.91	.53	–
Portfolio Turnover Rate	1.72[c]	1.64	4.60	6.61	4.19	6.15
Net Assets, end of period ($ x 1,000)	86,360	80,529	89,121	60,572	35,632	1

[a] The portfolio commenced offering Service shares on December 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Appreciation Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $57,003,881 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $6,595,648 of the carryover expires in fiscal 2009, $23,015,684 expires in fiscal 2010, $20,683,522 expires in fiscal 2011 and $6,709,027 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $13,820,240. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio at rates based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding during the period ended June 30, 2005 was approximately $656,400, with a related weighted average annualized interest rate of 3.21%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is based on the value of the portfolio's average daily net assets and is computed at the following annual rates: .55 of 1% of the first $150 million; .50 of 1% of the next $150 million; and .375 of 1% over $300 million. The fee is payable monthly. Pursuant to a Sub-Investment Advisory Agreement with Sarofim, the sub-investment advisory fee is based upon the value of the portfolio's average daily net assets and is computed at the following annual rates: .20 of 1% of the first $150 million; .25 of 1% of the next $150 million; and .375 of 1% over $300 million. The fee is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $102,824 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $515 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $30,484 pursuant to the custody agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $291,092, Rule 12b-1 distribution plan fees $17,445, custodian fees $15,424, chief compliance officer fees $1,998 and transfer agency per account fees $152.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $14,279,610 and $55,424,039, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $178,814,651, consisting of $214,174,260 gross unrealized appreciation and $35,359,609 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with Dreyfus for the portfolio, pursuant to which Dreyfus provides the portfolio with investment advisory and administrative services, and the portfolio's Sub-Investment Advisory Agreement ("Sub-Advisory Agreement") with Fayez Sarofim & Co. (the "Sub-Adviser"), pursuant to which the Sub-Adviser provides day-to-day management of the portfolio's investments subject to Dreyfus' oversight. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus and the Sub-Adviser.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement and by the Sub-Adviser pursuant to the Sub-Advisory Agreement. Dreyfus' representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. Dreyfus' representatives noted the diversity of distribution among the funds in the Dreyfus complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus' and the Sub-Adviser's research and portfolio management capabilities, with the Sub-Adviser subject to Dreyfus' oversight, and that Dreyfus also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory and sub-investment advisory fees, and total expense ratios within these comparison groups and against the portfolio's Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's longer term performance (3-, 5-, and 10-years) for its Initial shares was above the averages of its comparison group and its Lipper category, that the portfolio's 5- and 10-year performance for its Initial shares was in the first quartile of the Lipper category, and that the recent 3-month and 4-month performance for its Initial shares improved significantly versus that of its comparison group and Lipper category rankings over its 1-year performance. The Board members also discussed the portfolio's expense ratio for each class of shares, noting it is higher than the average for its respective comparison group, but that several funds in the groups have higher expense ratios than the portfolio. They reviewed the range of management fees in the comparison groups and noted that the portfolio's aggregate investment advisory and sub-investment advisory fee is in the bottom half of the comparison groups, with several funds having the same or higher management fees than the portfolio.

Representatives of Dreyfus reviewed with the Board the fees paid to Dreyfus or its affiliates and to the Sub-Adviser or its affiliates by mutual funds managed by Dreyfus or its affiliates and the Sub-Adviser or its affiliates, as the case may be, with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds") and the fees paid to the Sub-Adviser by separate accounts with similar investment objectives, policies and strategies as the portfolio (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") and explained the nature of each Similar Accounts and the differences, from Dreyfus' perspective, in management of such Similar Accounts as compared to the managing and providing other services to the portfolio. The Similar Funds' comparison group was composed exclusively of affiliated mutual funds of Dreyfus that were reported in the portfolio's Lipper category and in a similar Lipper category for non-insurance product funds. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and the Sub-Adviser and discussed the relationship of the advisory fees paid in light of Dreyfus' and the Sub-Adviser's performance and the services provided. It was noted that the Similar Funds included four unitary fee structure funds that had higher management fees than the fee borne by the portfolio and that several of the other funds had the same management fee as the fee borne by the portfolio. The Board members considered the relevance of the fee information provided for the Separate Accounts managed by the Sub-Adviser to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. (The Board members subsequent to the meeting were provided a profitability statement for the Sub-Adviser with respect to the portfolio.) The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and to the Sub-Adviser from acting as sub-adviser and noted the soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider Dreyfus' and the Sub-Adviser's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement and the Sub-Advisory Agreement bears a reasonable relationship to the mix of services provided by Dreyfus and the Sub-Adviser, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus or Sub-Adviser may have realized any economies of scale would be less. The profitability percentages for managing the portfolio were within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement and Sub-Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and the Sub-Adviser are adequate and appropriate.

- The Board generally was satisfied with the portfolio's Initial shares longer term performance as compared to its comparison group and Lipper category averages, its Initial shares longer term performance rankings in its comparison group and its Lipper category, and the portfolio's recent 3-month and 4-month performance in its Initial shares comparison group.

- The Board concluded that the fees paid by the portfolio to Dreyfus and to the Sub-Adviser were reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus and the Sub-Adviser from their relationship with the portfolio.

- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the portfolio's Investment Advisory Agreement and Sub-Advisory Agreement was in the best interests of the portfolio and its shareholders.

For More Information

Dreyfus Variable Investment Fund, Appreciation Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0112SA0605

Dreyfus Variable Investment Fund, Balanced Portfolio

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Balanced Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Thomas Plumb of Wisconsin Capital Management, LLC, the portfolio's sub-investment adviser.

On average, stocks prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and evidence of slower economic growth. In this same environment, contrary to historical norms, longer-term U.S. government securities rallied amid robust demand from overseas investors. As a result, the more interest-rate-sensitive parts of the bond market generally produced higher returns than stocks and corporate bonds.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Our economists currently expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for market conditions that could affect the various sectors of the U.S. stock and bond markets in different ways. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Thomas Plumb, Primary Portfolio Manager
Wisconsin Capital Management, LLC, Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Balanced Portfolio perform relative to its benchmarks?

For the six-month period ended June 30, 2005, the portfolio's total returns were –1.32% for its Initial shares and –1.43% for its Service shares.[1] In comparison, the portfolio's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index (the "Lehman Aggregate Index"), achieved a total return of 0.52% for the reporting period.[2] Separately, the S&P 500 Index and the Lehman Aggregate Index achieved total returns of –0.81% and 2.51%, respectively, for the reporting period.

Stocks and bonds produced mixed results during the reporting period as investor sentiment regarding the economy, inflation and interest rates shifted. The portfolio's returns were lower than those of its benchmark, primarily due to the portfolio's relatively light exposure to energy and utilities stocks.

What is the portfolio's investment approach?

The portfolio seeks high total return through a combination of capital appreciation and current income. To pursue this goal, the portfolio invests in a diversified mix of stocks and fixed-income securities. The portfolio will vary the mix of stocks and bonds from time to time, but normally the portfolio will allocate more than 50% of its assets to stocks and the remainder to bonds and other fixed-income securities.

In allocating portfolio assets between stocks and bonds, the portfolio manager assesses the relative return and risk of each asset class, analyzing several factors, including general economic conditions, anticipated future changes in interest rates and the outlook for stocks generally.

In choosing stocks for the portfolio, the manager looks for high-quality companies that possess most of the following characteristics: leading market positions, high barriers to market entry and other competitive or technological advantages, high returns on equity and assets, good growth prospects, strong management, and relatively low debt burdens.

The portfolio normally invests at least 25% of its assets in fixed-income securities. The fixed-income securities in which the portfolio may invest include corporate bonds and other debt instruments, mortgage-related securities, asset-backed securities, debt securities issued or guaranteed by the U.S. government (including its agencies and instrumentalities), convertible debt securities and preferred stock that is convertible into common stock.

What other factors influenced the portfolio's performance?

Early in 2005, renewed inflationary pressures caused investors to worry that the Federal Reserve Board (the "Fed") might raise interest rates to a higher level than previously expected, potentially hurting corporate profits and eroding bond prices. Later in the reporting period, inflation and interest-rate concerns generally eased, but equity investors became worried that business conditions might deteriorate in a maturing economy.

As investor sentiment shifted, we intensified our focus with respect to the equity portion of the portfolio on high-quality companies selling at attractive valuations. Indeed, a number of the portfolio's "blue chip" holdings fared well, including pharmaceutical giant Merck & Co. and beverage leader Coca-Cola, which bounced back from earlier weakness. Pharmaceuticals distributor McKesson, a core position, also fared well as the company adapted to a changing marketplace.

On the other hand, because they seemed expensive to us, the portfolio was underweighted relative to the S&P 500 Index in energy or utilities stocks, which performed well in the period. In addition, for-profit education company, Corinthian Colleges, gave back some of the gains it achieved.

Because it was clear to us that the Fed was likely to continue raising interest rates, we set the average duration (a measure of sensitivity to changing interest rates) of the portfolio's bond portion in a range we considered slightly shorter than average. This strategy helped performance early in the reporting period but prevented the portfolio from participating more fully in later bond market rally. Our emphasis on corporate bonds also detracted from relative performance amid weakness in the airline and automobile industries.

What is the portfolio's current strategy?

The difference in valuations between higher- and lower-quality companies has widened beyond historical norms, and we believe that investors currently are not being rewarded for incurring the risks of holding lower-quality stocks. Accordingly, we have continued to focus on well-established companies with strong cash flows, healthy balance sheets and high returns on capital. In addition, companies with these characteristics may be well-positioned to raise their dividends, which we potentially believe may become an increasingly important component of the stock market's total return. As for bonds, we have maintained the portfolio's relatively defensive posture, including short maturities, in anticipation of further rate hikes.

June 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Balanced Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Balanced Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.58	$ 4.92
Ending value (after expenses)	$986.80	$985.70

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.66	$ 5.01
Ending value (after expenses)	$1,020.18	$1,019.84

† *Expenses are equal to the portfolio's annualized expense ratio of .93% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks–67.0%	Shares	Value ($)
Consumer Discretionary–7.9%		
Catalina Marketing	34,000	863,940
Interpublic Group of Companies	65,000 a,b	791,700
Kohl's	21,000 a	1,174,110
Liberty Media, Cl.A	87,000 a	886,530
Time Warner	61,500 a	1,027,665
Viacom, Cl. B	36,000	1,152,720
		5,896,665
Consumer Staples–4.8%		
CVS	24,000	697,680
Coca-Cola	33,300	1,390,275
Nestle, ADR	23,400	1,496,724
		3,584,679
Energy–4.0%		
Chevron	28,900	1,616,088
Exxon Mobil	24,000	1,379,280
		2,995,368
Financials–14.9%		
American International Group	27,400	1,591,940
Bank of America	32,000	1,459,520
Berkshire Hathaway, Cl. A	7 a	584,500
Citigroup	29,000	1,340,670
Doral Financial	75,000	1,240,500
Fannie Mae	26,600	1,553,440
Freddie Mac	12,000	782,760
J.P. Morgan Chase & Co.	34,000	1,200,880
Marsh & McLennan Cos.	46,800	1,296,360
		11,050,570
Health Care–14.3%		
Bristol-Myers Squibb	39,000	974,220
Cardinal Health	31,000	1,784,980
IMS Health	29,500	730,715

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
McKesson	34,000	1,522,860
Merck & Co.	20,000	616,000
Pfizer	60,600	1,671,348
Schering-Plough	36,000	686,160
Wright Medical Group	58,000 [a]	1,548,600
Wyeth	25,000	1,112,500
		10,647,383
Industrials—8.1%		
Career Education	48,500 [a]	1,775,585
Cendant	25,000	559,250
Corinthian Colleges	165,000 [a]	2,107,050
General Electric	45,000	1,559,250
		6,001,135
Information Technology—13.0%		
BISYS Group	105,000 [a]	1,568,700
Electronic Data Systems	84,000	1,617,000
First Data	36,000	1,445,040
Fiserv	24,000 [a]	1,030,800
Microsoft	75,500	1,875,420
Sabre Holdings	58,000	1,157,100
Unisys	150,000 [a]	949,500
		9,643,560
Total Common Stocks		
(cost $49,029,719)		**49,819,360**

Preferred Stocks—2.1%		
Auto Manufacturing—.6%		
General Motors Cum., $ 1.84	21,000	**450,188**
Banking/Finance—1.5%		
Citigroup Capital, Cum., $ 1.78	25,000	650,782

Preferred Stocks (continued)	Shares	Value ($)
Banking/Finance (continued)		
General Motors Acceptance, Cum., $ 1.84	22,500 [b]	475,313
		1,126,095
Total Preferred Stocks (cost $1,754,875)		**1,576,283**

Bonds and Notes—29.4%	Principal Amount ($)	Value ($)
Automotive—.4%		
General Motors, Notes, 7.1%, 3/15/2006	270,000	**273,713**
Banks—.6%		
Bank of America, Sr. Notes, 4.375%, 12/1/2010	445,000	**447,324**
Beverages—.1%		
Miller Brewing, Notes, 4.25%, 8/15/2008	90,000 [c]	**89,672**
Commercial Mortgage Pass-Through Ctfs.—1.1%		
First Horizon Alternative Mortgage Securities Corp., Ser. 2004-FA1, Cl. A1A, 6.25%, 10/25/2034	533,172	549,603
Salomon Brothers Mortgage Securities Corp., Ser. 2002-KEY2, Cl. A1, 3.222%, 3/18/2036	280,841	278,213
		827,816
Computers—.1%		
International Business Machines, Sr. Notes, 4.75%, 11/29/2012	45,000	**46,059**
Cosmetics/Personal Care—.2%		
Kimberly-Clark, Notes, 5%, 8/15/2013	165,000	**173,695**
Diversified Financial Services—3.6%		
Boeing Capital, Bonds, 5.8%, 1/15/2013	53,000 [b]	57,785
Berkshire Hathaway, Notes, 3.375%, 10/15/2008	1,000,000	973,634

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)		
Ford Motor Credit:		
Notes, 3.59%, 3/13/2007	35,000 d	32,755
Notes, 4.308%, 9/28/2007	105,000 d	101,530
General Motors Acceptance,		
Notes, 6.125%, 2/1/2007	45,000	44,708
Notes, 6.75%, 12/1/2014	135,000 b	120,983
Goldman Sachs,		
Notes, 3.875%, 1/15/2009	170,000	167,860
International Lease Finance,		
Notes, 4.75%, 7/1/2009	500,000	503,494
Marsh & McLennan,		
Sr. Notes, 7.125%, 6/15/2009	500,000	542,580
Morgan Stanley,		
Sub. Notes, 4.75%, 4/1/2014	165,000	162,840
		2,708,169
Electric Utilities−1.2%		
New York Telephone,		
Notes, 6.125%, 1/15/2010	500,000	525,263
Public Service Colorado,		
Bonds, 4.875%, 3/1/2013	101,000	103,299
TXU Energy,		
Sr. Notes, 7%, 3/15/2013	215,000	240,136
		868,698
Electrical Components & Equipment−.2%		
Emerson Electric,		
Bonds, 4.5%, 5/1/2013	120,000	**120,291**
Forest Products & Paper−.1%		
International Paper,		
Notes, 5.85%, 10/30/2012	40,000	**41,880**
Health Care−1.1%		
Cardinal Health,		
Notes, 6.75%, 2/15/2011	750,000	**826,917**
Insurance−.3%		
Aspen Insurance,		
Sr. Notes, 6%, 8/15/2014	145,000	150,353
Chubb,		
Notes, 6%, 11/15/2011	50,000	54,192
		204,545

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Mining & Metals−.1%		
Alcoa,		
Notes, 4.25%, 8/15/2007	35,000	**35,137**
Oil & Gas−.1%		
ConocoPhillips,		
Notes, 4.75%, 10/15/2012	120,000	**122,988**
Real Estate−.1%		
EOP Operating,		
Sr. Notes, 7%, 7/15/2011	60,000	**66,615**
Restaurants−.3%		
Yum! Brands,		
Sr. Notes, 8.875%, 4/15/2011	180,000	**218,346**
Structured Index−1.6%		
Morgan Stanley TRACERS,		
Ser. 2002-1, 5.878%, 3/1/2007	1,215,000 [c,e]	**1,234,509**
Telecommunications−4.6%		
British Telecommunications,		
Notes, 8.375%, 12/15/2010	172,000	203,873
GTE Northwest,		
Debs., 6.3%, 6/1/2010	1,700,000	1,802,746
Knight-Ridder		
Notes, 4.625%, 11/1/2014	197,000	191,180
Liberty Media,		
Notes, 3.5%, 9/25/2006	1,000,000	986,817
Sprint Capital,		
Notes, 6.125%, 11/15/2008	140,000	147,602
Verizon Florida,		
Debs., 6.125%, 1/15/2013	93,000	99,861
Verizon Wireless Capital,		
Notes, 5.375%, 12/15/2006	30,000	30,584
		3,462,663
U.S. Governments−5.9%		
U.S Treasury Inflation Protection Securities:		
2.014%, 7/15/2014	3,290,494 [f]	3,400,249
3.562%, 4/15/2032	731,092 [f]	1,000,054
		4,400,303
U.S. Government Agencies−2.0%		
Federal Home Loan Bank,		
Bonds, 4.5%, 7/12/2010	500,000	500,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)		
Federal Home Loan Mortgage Corp.,		
Notes, 2.375%, 2/15/2007	1,000,000	978,149
		1,478,149
U.S. Government Agencies/Mortgage-Backed—5.7%		
Federal Home Loan Mortgage Corp.,		
Mortgage Backed:		
5.5%, 9/1/2034	23,401	23,752
Federal National Mortgage Association:		
Mortgage Backed:		
5.5%, 9/1/2034	100,000	101,458
6%, 9/1/2034	338,160	346,912
Government National Mortgage Association I:		
Mortgage Backed:		
6%, 3/15/2029	313,155	323,724
6%, 6/15/2029	40,608	41,991
5.5%, 12/20/2029	159,000	164,454
6%, 12/15/2031	237,863	245,741
6%, 2/15/2032	339,357	350,491
6%, 3/15/2032	51,450	53,138
6%, 4/15/2032	44,053	45,498
6%, 5/15/2032	50,280	51,930
6%, 12/15/2032	41,413	42,772
6%, 12/15/2033	845,827	873,317
6%, 1/15/2034	1,556,473	1,607,059
		4,272,237
Total Bonds and Notes		
(cost $21,792,764)		**21,919,726**

Other Investment—1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,389,000)	1,389,000 ᵍ	**1,389,000**

Investment of Cash Collateral for Securities Loaned—2.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,471,270)	1,471,270 g	**1,471,270**
Total Investments (cost $75,437,628)	**102.4%**	**76,175,639**
Liabilities, Less Cash and Receivables	**(2.4%)**	**(1,767,195)**
Net Assets	**100.0%**	**74,408,444**

ADR—American Depository Receipts.

a   *Non-income producing.*

b   *All or a portion of these securities are on loan. At June 30, 2005, the total market value of the fund's securities on loan is $1,397,060 and the total market value of the collateral held by the fund is $1,471,270.*

c   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30 ,2005 these securities amounted to $1,324,181 or 1.8% of net assets.*

d   *Variable rate security—interest rate subject to periodic change.*

e   *Security linked to a portfolio of investment grade debt securities.*

f   *Principal amount for accrual purposes is periodically adjusted based on changes in the Comsumer Price Index.*

g   *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking/Finance	17.0	U.S. Government	5.9
Health Care	15.4	Consumer Staples	4.8
Information Technology	13.0	Telecommunications	4.6
Industrials	8.1	Other	18.0
Consumer Discretionary	7.9		
U.S. Government Agencies/ Mortgage-Backed	7.7		**102.4**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $1,397,060)–Note 1(c):		
Unauffiliated issuers	72,577,358	73,315,369
Affiliated issuers	2,860,270	2,860,270
Cash		139
Dividends and interest receivable		277,647
Prepaid expenses and other assets		9,226
		76,462,651
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		50,662
Liability for securities on loan–Note 1(c)		1,471,270
Payable for investment securities purchased		500,000
Accrued expenses		32,275
		2,054,207
Net Assets ($)		**74,408,444**
Composition of Net Assets ($):		
Paid-in capital		88,781,444
Accumulated undistributed investment income–net		171,719
Accumulated net realized gain (loss) on investments		(15,282,730)
Accumulated net unrealized appreciation (depreciation) on investments		738,011
Net Assets ($)		**74,408,444**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	54,608,325	19,800,119
Shares Outstanding	4,194,830	1,519,495
Net Assets Value Per Share ($)	**13.02**	**13.03**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $5,258 foreign taxes withheld at source):	
Unaffiliated issuers	488,181
Affiliated issuers	27,728
Interest	388,088
Income on securities lending	8,382
Total Income	**912,379**
Expenses:	
Investment advisory fee–Note 3(a)	288,435
Prospectus and shareholders' reports	34,936
Distribution fees–Note 3(b)	25,369
Professional fees	19,251
Custodian fees–Note 3(b)	6,434
Shareholder servicing costs–Note 3(b)	4,346
Trustees' fees and expenses–Note 3(c)	3,255
Loan commitment fees–Note 2	611
Miscellaneous	6,178
Total Expenses	**388,815**
Less–waiver of fees due to undertaking–Note 3(a)	(22,545)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(1,037)
Net Expenses	**365,233**
Investment Income–Net	**547,146**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,004,763
Net unrealized appreciation (depreciation) on investments	(2,748,096)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,743,333)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,196,187)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income—net	547,146	1,452,740
Net realized gain (loss) on investments	1,004,763	7,704,069
Net unrealized appreciation (depreciation) on investments	(2,748,096)	(4,614,377)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,196,187)**	**4,542,432**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(484,038)	(1,313,856)
Service shares	(165,698)	(422,063)
Total Dividends	**(649,736)**	**(1,735,919)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	435,181	1,535,093
Service shares	358,752	1,598,254
Dividends reinvested:		
Initial shares	484,038	1,313,856
Service shares	165,698	422,063
Cost of shares redeemed:		
Initial shares	(5,992,033)	(11,090,415)
Service shares	(2,147,309)	(4,186,838)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,695,673)**	**(10,407,987)**
Total Increase (Decrease) in Net Assets	**(8,541,596)**	**(7,601,474)**
Net Assets ($):		
Beginning of Period	82,950,040	90,551,514
End of Period	**74,408,444**	**82,950,040**
Undistributed investment income—net	171,719	274,309

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	33,465	119,914
Shares issued for dividends reinvested	37,423	101,379
Shares redeemed	(460,418)	(863,058)
Net Increase (Decrease) in Shares Outstanding	**(389,530)**	**(641,765)**
Service Shares		
Shares sold	27,514	124,997
Shares issued for dividends reinvested	12,800	32,575
Shares redeemed	(165,049)	(325,263)
Net Increase (Decrease) in Shares Outstanding	**(124,735)**	**(167,691)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2005	Year Ended December 31,				
Initial Shares	(Unaudited)	2004	2003	2002	2001[a]	2000
Per Share Data ($):						
Net asset value, beginning of period	13.31	12.87	11.09	13.34	15.00	16.02
Investment Operations:						
Investment income—net[b]	.09	.22	.15	.19	.27	.52
Net realized and unrealized gain (loss) on investments	(.27)	.50	1.84	(2.25)	(1.65)	(.97)
Total from Investment Operations	(.18)	.72	1.99	(2.06)	(1.38)	(.45)
Distributions:						
Dividends from investment income—net	(.11)	(.28)	(.21)	(.19)	(.28)	(.48)
Dividends from net realized gain on investments	–	–	–	–	–	(.09)
Total Distributions	(.11)	(.28)	(.21)	(.19)	(.28)	(.57)
Net asset value, end of period	13.02	13.31	12.87	11.09	13.34	15.00
Total Return (%)	(1.32)[c]	5.64	18.14	(15.48)	(9.12)	(2.98)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.47[c]	.88	.89	.85	.85	.85
Ratio of net expenses to average net assets	.46[c]	.88	.89	.85	.85	.85
Ratio of net investment income to average net assets	.71[c]	1.73	1.26	1.58	1.92	3.35
Portfolio Turnover Rate	21.05[c]	281.51[d]	363.02[d]	388.26	128.44	111.66
Net Assets, end of period ($ x 1,000)	54,608	61,038	67,239	64,865	96,290	105,569

a *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on debt securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 2.02% to 1.92%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Not annulaized.*

d *The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.*

See notes to financial statements.

18

	Six Months Ended June 30, 2005	Year Ended December 31,				
Service Shares	(Unaudited)	2004	2003	2002	2001[a]	2000[b]
Per Share Data ($):						
Net asset value, beginning of period	13.33	12.87	11.08	13.33	15.00	15.00
Investment Operations:						
Investment income−net	.09[c]	.21[c]	.14[c]	.17[c]	.22[c]	−
Net realized and unrealized gain (loss) on investments	(.28)	.50	1.84	(2.24)	(1.63)	−
Total from Investment Operations	(.19)	.71	1.98	(2.07)	(1.41)	−
Distributions:						
Dividends from investment income−net	(.11)	(.25)	(.19)	(.18)	(.26)	−
Net asset value, end of period	13.03	13.33	12.87	11.08	13.33	15.00
Total Return (%)	(1.43)[d]	5.57	18.02	(15.63)	(9.31)	−
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59[d]	1.13	1.14	1.09	1.16	−
Ratio of net expenses to average net assets	.50[d]	1.00	1.00	1.00	1.00	−
Ratio of net investment income to average net assets	.68[d]	1.62	1.15	1.45	1.66	−
Portfolio Turnover Rate	21.05[d]	281.51[e]	363.02[e]	388.26	128.44	111.66
Net Assets, end of period ($ x 1,000)	19,800	21,912	23,313	22,040	15,396	−[f]

[a] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on debt securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 1.77% to 1.66%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] The portfolio commenced offering Service shares on December 31, 2000.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.

[f] Amount represents less than $1,000.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Balanced Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective seeks high total return through a combination of capital appreciation and current income. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Wisconsin Capital Management, Inc. ("Wisconsin Capital") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifica-tions. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as deter-mined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Other securities are valued at the last sales price on the securities exchange or on the national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid quarterly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $15,657,150 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $3,489,427 of the carryover expires in fiscal 2009, $8,289,370 expires in fiscal 2010 and $3,878,353 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004, was as follows: ordinary income $1,735,919. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2005 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2005, Dreyfus waived receipt of fees of $22,545 pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $300 million	.25 of 1%
In excess of $300 million	.20 of 1%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $25,369 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $27 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $6,434 pursuant to the custody agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $46,434, Rule 12b-1 distribution plan fees $4,080, custodian fees $3,309, chief compliance officer fees $1,998 and transfer agency per account fees $10 which are offset against an expense reimbursement currently in effect in the amount of $5,169.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual fund have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities during the period ended June 30, 2005, amounted to $15,870,322 and $18,999,933, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $738,011, consisting of $4,245,606 gross unrealized appreciation and $3,507,595 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in the whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with Dreyfus for the portfolio, pursuant to which Dreyfus provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement and the Sub-Advisory Agreement (as defined below). Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. Dreyfus's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered that Dreyfus had engaged Wisconsin Capital Management, LLC (the "Sub-Adviser"), to provide day-to-day management of the portfolio's investments subject to Dreyfus's oversight, pursuant to a Sub-Investment Advisory Agreement ("Sub-Advisory Agreement") which was approved by portfolio shareholders and effective as of December 10, 2004. It was noted that

Dreyfus also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members noted that the Sub-Advisory Agreement was not being presented for Board consideration this year, as the Board's and portfolio shareholders' initial approval of such agreement extends to the agreement anniversary date in 2006. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory fee, and total expense ratios within these comparison groups and against the portfolio's Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's performance was below the averages of its comparison groups and Lipper category and that the portfolio's more recent performance did not show an improvement in its comparison group rankings. The Board members noted the change in the portfolio's portfolio management team in December 2004, when the Sub-Adviser became the portfolio's sub-investment adviser and that the Sub-Adviser has been providing sub-investment advisory services to the portfolio only for approximately six months. Under these circumstances, the Board members considered the generally competitive-to-good performance of the Sub-Adviser versus its benchmark for a similarly managed balanced fund that the Sub-Adviser has managed for the previous 10 calendar years, noting that the Sub-Adviser's performance generally was substantially in line with or outperformed the benchmark in 7 of the previous 10 calendar years, including producing positive returns in 2 of the 3 years where the benchmark produced negative returns. The Board members also discussed the portfolio's expense ratio for each class of shares, noting it is higher than the average of its respective comparison group, and that it ranks in the bottom half of its respective comparison group, with a few other funds in the groups having higher expense ratios than the portfolio. They reviewed the range of management fees in the comparison groups and noted that the portfolio's investment advisory fee is in the bottom half of the comparison groups, with a few funds having a management fee that was the same as, or higher than, the portfolio. The Board members noted Dreyfus's current undertaking to waive or reimburse certain fees and expenses to limit the portfolio's expense ratio, which reduced the expense ratio for the portfolio's Service shares.

Representatives of Dreyfus reviewed with the Board members a comparison of the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus and its affiliates and by the Sub-Adviser and its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds") and the fees paid to the Sub-Adviser by separate accounts with similar investment objectives, policies and strategies as the portfolio (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") and explained the nature of each Similar Account and the differences, from Manager's perspective, in management of such Similar Accounts as compared to managing and providing other services to the portfolio. The Similar Funds comparison group was composed exclusively of mutual funds affiliated with Dreyfus that were reported as "balanced" funds by Lipper. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's and the Sub-Adviser's performance and the services provided. It was noted that the Similar Funds included one unitary fee structure fund that had a higher management fee than the portfolio and that the other funds had management fees relatively comparable to the fee borne by the portfolio. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus or the Sub-Adviser to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Separate Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and to the Sub-Adviser from acting as sub-adviser and noted the soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by Dreyfus and the Sub-Adviser, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus or the Sub-Adviser may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's generally superior service levels provided. The Board members noted Dreyfus's current undertaking to waive or reimburse certain fees and expenses, which reduced the expense ratio for the portfolio's Service shares.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and the Sub-Adviser are adequate and appropriate.

- The Board was not satisfied with the portfolio's performance, but generally viewed the engagement of the Sub-Adviser as sub-investment adviser for the portfolio in December 2004 as a positive development and agreed to allow the Sub-Adviser the time necessary to improve performance, noting the Sub-Adviser's generally competitive-to-good performance over the previous 10-year period for a similar fund.

- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of comparative performance and expense and advisory fee information, including Dreyfus's current undertaking to waive or reimburse certain fees and expenses, which reduced the expense ratio of the Service shares, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.

- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the portfolio's Investment Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

Dreyfus Variable Investment Fund, Balanced Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Wisconsin Capital Management, Inc.
1200 John Q. Hammons Drive
Madison, Wisconsin 53717

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0154SA0605

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Developing Leaders Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find information about the portfolio's new management team. At the end of the reporting period, John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, each of whom is a member of the Smallcap Team of Franklin Portfolio Associates, LLC, were appointed to manage the portfolio.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to head winds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While midcap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



NOTICE OF PORTFOLIO MANAGER APPOINTMENTS

For the six-month period ended June 30, 2005, the portfolio produced total returns of 0.02% for its Initial shares and –0.10% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of –1.25% for the same period.[2]

Effective June 30, 2005, Franklin Portfolio Associates' Smallcap Team was appointed to make investment decisions for the portfolio. The committee of portfolio managers that comprise the Smallcap Team of Franklin Portfolio Associates are John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, each of whom also is an employee of Dreyfus and will manage the portfolio in that capacity for Dreyfus. Mr. Cone also is Chief Executive Officer, President and a Senior Portfolio Manager of Franklin Portfolio Associates where he has been employed since its inception in 1982. Mr. Buckley also is a Senior Vice President and Senior Portfolio Manager of Franklin Portfolio Associates which he joined in 2000. Mr. Garvin also is a Senior Vice President and Senior Portfolio Manager of Franklin Portfolio Associates which he joined in 2004; prior thereto, he was a portfolio manager with Batterymarch Financial Management. Ms. Crawford also is a Vice President and Portfolio Manager of Franklin Portfolio Associates, which she joined in 2000.

Following the appointment of the team, the portfolio now employs a new investment process under which the portfolio managers select stocks through a "bottom-up" approach that seeks to identify under-valued securities using a quantitative screening process. This process is driven by computer models that identify and rank stocks based on:

- *fundamental momentum,* meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;

- *relative value,* such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;

- *long-term growth,* based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons; and
- *additional factors,* such as technical factors, trading by company insiders or share issuance/buy-back data.

Next, through a "bottom-up" approach, the portfolio managers focus on stock selection as opposed to making proactive decisions about industry or sector exposure. Over time, the portfolio managers attempt to construct a portfolio whose exposure to industries and market capitalizations is generally similar to the portfolio's benchmark. Finally, within each sector, the portfolio managers seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

July 15, 2005

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Developing Leaders Portfolio made available through insurance products may be similar to other funds/ portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*
   Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on portfolio performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.07	$ 5.30
Ending value (after expenses)	$1,000.20	$ 999.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.11	$ 5.36
Ending value (after expenses)	$1,020.73	$1,019.49

† *Expenses are equal to the portfolio's annualized expense ratio of .82% for Initial shares and 1.07% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks—93.8%	Shares	Value ($)
Autos & Transports—4.3%		
Kansas City Southern	500,000 a,b	10,090,000
SkyWest	554,500	10,080,810
Wabtec	610,000	13,102,800
		33,273,610
Consumer—16.9%		
Aeropostale	375,000 a	12,600,000
Emmis Communications, Cl. A	91,097 a,b	1,609,684
Finish Line, Cl. A	500,000	9,460,000
Intrawest	495,000	11,919,600
PETCO Animal Supplies	250,000 a	7,330,000
Pacific Sunwear of California	490,000 a	11,265,100
Performance Food Group	285,500 a	8,624,955
Pinnacle Entertainment	400,000 a	7,824,000
Ralcorp Holdings	125,000 a	5,143,750
Talbots	300,000	9,741,000
United Natural Foods	365,000 a	11,085,050
Valassis Communications	275,000 a	10,188,750
WMS Industries	340,000 a,b	11,475,000
Warnaco Group	532,000 a	12,369,000
		130,635,889
Energy—7.7%		
Atwood Oceanics	150,000 a	9,234,000
Cabot Oil & Gas	383,250	13,298,775
Denbury Resources	363,000 a	14,436,510
TGS Nopec Geophysical	449,300 a	12,063,544
W-H Energy Services	400,000 a	9,972,000
		59,004,829
Financial Services—18.4%		
Amegy Bancorp	550,000	12,309,000
Arch Capital Group	240,000 a	10,812,000
BankAtlantic Bancorp, Cl. A	600,000	11,370,000
Boston Private Financial Holdings	370,000	9,324,000
Cullen/Frost Bankers	205,000	9,768,250

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
East West Bancorp	269,500	9,052,505
First Midwest Bancorp	330,000	11,606,100
Global Payments	169,000	11,458,200
MAF Bancorp	225,000	9,591,750
Montpelier Re Holdings	267,500	9,250,150
OMEGA Healthcare Investors	925,000	11,895,500
Saxon Capital	360,000	6,145,200
Texas Regional Bancshares, Cl. A	345,000	10,515,600
Wintrust Financial	175,000 [b]	9,161,250
		142,259,505
Health Care—12.8%		
Alexion Pharmaceuticals	325,000 [a]	7,488,000
Apria Healthcare Group	395,500 [a]	13,700,120
Genesis HealthCare	300,000 [a]	13,884,000
IDX Systems	350,000 [a]	10,549,000
Impax Laboratories	600,000 [a,b]	9,420,000
Magellan Health Services	275,000 [a]	9,710,250
NDCHealth	235,000	4,222,950
Renal Care Group	289,500 [a]	13,345,950
Syneron Medical	250,000 [a,b]	9,147,500
Taro Pharmaceutical Industries	262,500 [a]	7,630,875
		99,098,645
Materials & Processing—8.0%		
Agnico-Eagle Mines	825,000	10,395,000
Agrium	565,500	11,089,455
Armor Holdings	250,000 [a]	9,902,500
Chesapeake	375,000	7,852,500
Goldcorp	675,000	10,651,500
GrafTech International	1,000,000 [a]	4,300,000
Olin	400,000	7,296,000
		61,486,955
Producer Durables—9.3%		
AGCO	500,000 [a]	9,560,000
Actuant, Cl. A	210,000 [a,b]	10,067,400

Common Stocks (continued)	Shares	Value ($)
Producer Durables (continued)		
Albany International, Cl. A	270,000	8,669,700
Gardner Denver	205,400 a	7,205,432
Ritchie Bros. Auctioneers	355,000	13,685,250
Triumph Group	298,000 a	10,358,480
WESCO International	400,000 a	12,552,000
		72,098,262
Technology—11.0%		
CACI International, Cl. A	150,000 a	9,474,000
Exar	690,000 a	10,274,100
Hutchinson Technology	225,000 a	8,664,750
Hyperion Solutions	190,000 a	7,645,600
InfoSpace	182,000 a,b	5,993,260
Integrated Circuit Systems	325,000 a	6,708,000
Integrated Device Technology	785,000 a	8,438,750
Power Integrations	385,000 a	8,304,450
Quest Software	635,500 a	8,661,865
Varian Semiconductor Equipment Associates	289,000 a	10,693,000
		84,857,775
Utilities & Other—5.4%		
Arch Coal	230,000 b	12,528,100
OGE Energy	295,000	8,537,300
UIL Holdings	200,000	10,762,000
Vectren	335,000	9,624,550
		41,451,950
Total Common Stocks		
(cost $589,064,712)		**724,167,420**

Other Investment—6.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $47,665,000)	47,665,000 c	**47,665,000**

Investment of Cash Collateral for Securities Loaned—5.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $41,375,741)	41,375,741 [c]	**41,375,741**
Total Investments (cost $678,105,453)	**105.4%**	**813,208,161**
Liabilities, Less Cash and Receivables	**(5.4%)**	**(41,645,356)**
Net Assets	**100.0%**	**771,562,805**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At June 30, 2005, the total market value of the portfolio's securities on loan is $39,489,868 and the total market value of the collateral held by the portfolio is $41,375,741.*
[c] *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial Services	18.4	Materials & Processing	8.0
Consumer	16.9	Energy	7.7
Health Care	12.8	Utilities & Other	5.4
Money Market Investments	11.6	Autos & Transports	4.3
Technology	11.0		
Producer Durables	9.3		**105.4**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan, valued at $39,489,868)–Note 1(c):		
Unaffiliated issuers	589,064,712	724,167,420
Affiliated issuers	89,040,741	89,040,741
Cash		41,338
Dividends and interest receivable		619,262
Receivable for shares of Beneficial Interest subscribed		1,751
Prepaid expenses		16,505
		813,887,017
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		494,211
Liability for securities on loan–Note 1(c)		41,375,741
Payable for shares of Beneficial Interest redeemed		371,643
Accrued expenses		82,617
		42,324,212
Net Assets ($)		**771,562,805**
Composition of Net Assets ($):		
Paid-in capital		655,917,443
Accumulated undistributed investment income–net		2,421,028
Accumulated net realized gain (loss) on investments		(21,878,374)
Accumulated net unrealized appreciation		
(depreciation) on investments		135,102,708
Net Assets ($)		**771,562,805**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	749,563,237	21,999,568
Shares Outstanding	18,036,151	534,168
Net Asset Value Per Share ($)	**41.56**	**41.18**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $30,791 foreign taxes withheld at source):	
Unaffiliated issuers	4,448,974
Affiliated issuers	533,943
Income from securities lending	62,317
Total Income	**5,045,234**
Expenses:	
Investment advisory fee—Note 3(a)	2,855,842
Prospectus and shareholders' reports	131,366
Professional fees	34,608
Trustees' fees and expenses—Note 3(c)	31,643
Custodian fees—Note 3(b)	29,814
Distribution fees—Note 3(b)	26,571
Shareholder servicing costs—Note 3(b)	9,701
Loan commitment fees—Note 2	2,248
Miscellaneous	11,163
Total Expenses	**3,132,956**
Investment Income—Net	**1,912,278**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	35,477,559
Net unrealized appreciation (depreciation) on investments	(38,443,109)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,965,550)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,053,272)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income−net	1,912,278	1,529,543
Net realized gain (loss) on investments	35,477,559	48,901,062
Net unrealized appreciation (depreciation) on investments	(38,443,109)	33,039,125
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,053,272)**	**83,469,730**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	**−**	**(1,506,023)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	20,705,278	58,479,227
Service shares	1,335,172	7,722,696
Dividends reinvested:		
Initial shares	−	1,506,023
Cost of shares redeemed:		
Initial shares	(59,042,360)	(95,845,376)
Service shares	(1,386,036)	(5,211,288)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(38,387,946)**	**(33,348,718)**
Total Increase (Decrease) in Net Assets	**(39,441,218)**	**48,614,989**
Net Assets ($):		
Beginning of Period	811,004,023	762,389,034
End of Period	**771,562,805**	**811,004,023**
Undistributed investment income−net	2,421,028	508,750
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	516,301	1,499,986
Shares issued for dividends reinvested	−	36,750
Shares redeemed	(1,469,218)	(2,467,053)
Net Increase (Decrease) in Shares Outstanding	**(952,917)**	**(930,317)**
Service Shares		
Shares sold	33,494	199,242
Shares redeemed	(34,483)	(136,149)
Net Increase (Decrease) in Shares Outstanding	**(989)**	**63,093**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2005 (Unaudited)	2004	2003	2002	2001	2000
		Year Ended December 31,				
Per Share Data ($):						
Net asset value, beginning of period	41.55	37.39	28.40	35.13	40.30	66.34
Investment Operations:						
Investment income–net [a]	.10	.08	.01	.01	.11	.17
Net realized and unrealized gain (loss) on investments	(.09)	4.16	8.99	(6.73)	(2.63)	7.16
Total from Investment Operations	.01	4.24	9.00	(6.72)	(2.52)	7.33
Distributions:						
Dividends from investment income–net	–	(.08)	(.01)	(.01)	(.17)	(.27)
Dividends from net realized gain on investments	–	–	–	–	(1.38)	(33.10)
Dividends in excess of net realized gain on investments	–	–	–	–	(1.10)	–
Total Distributions	–	(.08)	(.01)	(.01)	(2.65)	(33.37)
Net asset value, end of period	41.56	41.55	37.39	28.40	35.13	40.30
Total Return (%)	.02 [b]	11.34	31.69	(19.12)	(6.12)	13.31
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40 [b]	.79	.82	.81	.79	.78
Ratio of net expenses to average net assets	.40 [b]	.79	.82	.81	.79	.78
Ratio of net investment income to average net assets	.25 [b]	.20	.03	.02	.29	.24
Portfolio Turnover Rate	22.75 [b]	56.06	69.34	52.41	84.45	64.99
Net Assets, end of period ($ x 1,000)	749,563	788,943	744,866	577,468	687,283	688,070

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	41.22	37.12	28.26	35.02	40.30	40.30
Investment Operations:						
Investment income (loss)−net	.05[b]	(.02)[b]	(.07)[b]	(.03)[b]	(.01)[b]	−
Net realized and unrealized gain (loss) on investments	(.09)	4.12	8.93	(6.72)	(2.67)	−
Total from Investment Operations	(.04)	4.10	8.86	(6.75)	(2.68)	−
Distributions:						
Dividends from investment income−net	−	−	−	(.01)	(.12)	−
Dividends from net realized gain on investments	−	−	−	−	(1.38)	−
Dividends in excess of net realized gain on investments	−	−	−	−	(1.10)	−
Total Distributions	−	−	−	(.01)	(2.60)	−
Net asset value, end of period	41.18	41.22	37.12	28.26	35.02	40.30
Total Return (%)	(.10)[c]	11.05	31.35	(19.31)	(6.47)	−
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[c]	1.04	1.07	1.05	1.11	−
Ratio of net expenses to average net assets	.53[c]	1.04	1.07	1.05	1.11	−
Ratio of net investment income (loss) to average net assets	.13[c]	(.04)	(.22)	(.11)	(.02)	−
Portfolio Turnover Rate	22.75[c]	56.06	69.34	52.41	84.45	64.99
Net Assets, end of period ($ x 1,000)	22,000	22,061	17,523	10,896	5,796	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Developing Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $54,226,304 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $35,667,011 of the carryover expires in fiscal 2010 and $18,559,293 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $1,506,023. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $26,571 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $446 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $29,814 pursuant to the custody agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $474,234, Rule 12b-1 distribution plan fees $4,485, custodian fees $13,341, chief compliance officer fees $1,998 and transfer agency per account fees $153.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio invests its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $166,362,277 and $213,926,580, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $135,102,708, consisting of $159,843,639 gross unrealized appreciation and $24,740,931 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW
AND APPROVAL OF THE PORTFOLIO'S
INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory fee, and total expense ratios within these comparison groups and against the portfolio's Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's performance was below the averages of its comparison groups and Lipper category, but that the portfolio's more recent 3-month and 4-month performance showed an improvement in its Initial shares comparison group and Lipper category rankings. They noted that the portfolio outperformed its benchmark in 5 of the previous 10 calendar years. The Board members noted that the portfolio's management team would change on or about June 30, 2005. The Board members also discussed the portfolio's expense ratio for each class of shares, noting it is lower than the average of its respective comparison group, and that it ranks in the top half of its respective comparison group. They reviewed the range of management fees in the comparison groups and noted that the portfolio's investment advisory fee is in the top half (i.e., lower than most of the others) of the comparison groups.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and noted that the Manager did not manage separate accounts with investment objectives, policies and strategies similar to that of the portfolio. The Similar Funds' comparison group was composed exclusively of mutual funds affiliated with the Manager and reported in the same Lipper category as the portfolio. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less.

It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board generally was satisfied with the Manager's recent improved performance, as well as the Manager putting a new portfolio management team in place to become effective on or about June 30, 2005, and viewed the portfolio's outperforming its benchmark in 5 of the previous 10 calendar years as a positive.

- The Board concluded that the fee paid by the portfolio to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Investment Advisory Agreement with respect to the portfolio was in the best interests of the portfolio and its shareholders.

NOTES

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Developing Leaders Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0121SA0605

Dreyfus Variable Investment Fund, Disciplined Stock Portfolio

SEMIANNUAL REPORT June 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Disciplined Stock Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Sean Fitzgibbon.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While midcap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Sean P. Fitzgibbon, Portfolio Manager

How did Dreyfus Variable Investment Fund, Disciplined Stock Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2005, the portfolio achieved total returns of 0.10% for its Initial shares and 0.10% for its Service shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, was −0.81%.[2]

We attribute these results to a market environment in which concerns regarding rising interest rates and high energy prices offset news of continuing U.S. economic growth and generally better-than-expected corporate earnings. These conflicting pressures led stock prices through several short-term advances and declines. However, by June 30, 2005, the overall market stood at roughly the same level at which it started the reporting period. While the portfolio experienced fluctuations similar to those that affected the market, relatively good stock selections in the health care, consumer discretionary and utility sectors enabled it to produce higher returns than the S&P 500 Index.

What is the portfolio's investment approach?

The portfolio seeks investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 500 Index. The portfolio normally invests at least 80% of its assets in stocks, and focuses on stocks of large-cap companies. The portfolio invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

When selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including: *value,* or how a stock is priced relative to its perceived value; *growth,* in this case the sustainability or growth of earnings; *financial pro-*

file, which measures the financial health of a company. Next, based on fundamental analysis, we generally select the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

In addition to identifying what we believe are attractive investment opportunities, we also attempt to manage risks by diversifying across companies and industries. The portfolio is structured so that its sector weightings and risk characteristics are generally similar to those of the S&P 500 Index.

What other factors influenced the portfolio's performance?

The portfolio received particularly strong contributions to its relative performance from the health care sector, primarily due to our decisions to de-emphasize medical device makers, a group that came under pressure as a result of reimbursement-related pricing concerns during the first few months of 2005. Instead, we emphasized medical service providers, such as WellPoint and Triad Hospitals, that benefited from stabilizing cost trends and rising demand. The portfolio's returns also were supported by its increased exposure to major pharmaceutical firms, such as Wyeth, which began the reporting period at valuations we considered attractive in light of an improving earnings outlook.

Retail stocks helped drive the portfolio's gains in the consumer discretionary sector. Top performers included high-end specialty retailers Coach and Nordstrom, and auto parts dealer Advance Auto Parts, which rose substantially when the company reported success in its efforts to expand into new commercial markets. The portfolio further enhanced consumer discretionary returns by avoiding automobile manufacturers and suppliers, a group that suffered substantial declines when General Motors and Ford Motor Company announced disappointing financial results. Among utility holdings, Constellation Energy generated exceptional gains, bolstered by the company's diversified exposure to both nuclear and traditional energy generation facilities.

On the negative side, the portfolio suffered significant declines among industrial stocks, a sector that came under pressure after posting strong gains in the final weeks of 2004. In particular, early in 2005 the portfolio

emphasized companies that have historically performed well early in the economic growth cycle, such as machinery manufacturers PACCAR and Eaton. Although such holdings generally reported solid earnings, the market tended to discount their performance in favor of traditionally later-cycle industrial companies, such as diversified conglomerates, a group in which the portfolio held relatively little exposure.

What is the portfolio's current strategy?

While the portfolio has remained largely true to its sector-neutral investment strategy and profile, our bottom-up stock selection process has led to slightly heavier-than-average positions in the consumer discretionary sector. Conversely, stock-specific concerns have led us to invest a relatively small percentage of the portfolio's assets in the consumer staples and financials areas. Within the financials sector, concerns regarding rising interest rates have prompted us to emphasize non-interest-rate sensitive companies, such as brokerage and asset management firms, rather than banks and insurers. Within most sectors, we generally have responded to an apparent deceleration of economic expansion in the United States by focusing on companies that have track records of stable, long-term growth under a variety of economic conditions.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Disciplined Stock Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.61	$ 4.96
Ending value (after expenses)	$1,001.00	$1,001.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.66	$ 5.01
Ending value (after expenses)	$1,020.18	$1,019.84

† *Expenses are equal to the portfolio's annualized expense ratio of .93% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks—99.7%	Shares	Value ($)
Consumer Discretionary—13.1%		
Advance Auto Parts	20,920 [a]	1,350,386
Carnival	10,390	566,775
Coach	36,680 [a]	1,231,348
Comcast, Cl. A	28,510 [a]	875,257
Dollar General	35,900	730,924
Hilton Hotels	21,870	521,600
Home Depot	23,450	912,205
J. C. Penney	22,270	1,170,957
Marriott International, Cl. A	8,280	564,862
McDonald's	35,250	978,187
Nordstrom	11,240	763,983
Omnicom Group	6,400	511,104
Time Warner	90,250 [a]	1,508,077
Viacom, Cl. B	15,280	489,266
Walt Disney	55,270	1,391,699
		13,566,630
Consumer Staples—8.9%		
Altria Group	19,610	1,267,983
CVS	22,600	656,982
Diageo, ADR	9,380	556,234
Estee Lauder Cos., Cl. A	17,030	666,384
Gillette	24,740	1,252,586
Kellogg	12,260	544,834
PepsiCo	22,880	1,233,918
Procter & Gamble	36,300	1,914,825
Wal-Mart Stores	22,480	1,083,536
		9,177,282
Energy Related—8.4%		
Anadarko Petroleum	4,920	404,178
Chevron	13,830	773,374
ConocoPhillips	25,160	1,446,448
Devon Energy	21,580	1,093,674
Exxon Mobil	59,030	3,392,454

Common Stocks (continued)	Shares	Value ($)
Energy Related (continued)		
Transocean	13,610 a	734,532
Weatherford International	15,410 a	893,472
		8,738,132
Financials—19.9%		
American Express	15,080	802,708
American International Group	13,391	778,017
AmeriCredit	21,840 a	556,920
Axis Capital Holdings	29,290	828,907
Bank of America	60,670	2,767,159
CIT Group	25,360	1,089,719
Capital One Financial	6,610	528,866
Chubb	12,630	1,081,254
Citigroup	71,440	3,302,671
Countrywide Financial	13,890	536,293
Fannie Mae	22,800	1,331,520
Franklin Resources	7,530	579,659
Freddie Mac	7,700	502,271
Goldman Sachs Group	13,710	1,398,694
JP Morgan Chase	14,630	516,732
Lehman Brothers Holdings	8,860 b	879,621
Merrill Lynch	9,240	508,292
Northern Trust	11,530	525,653
Radian Group	17,120	808,406
Wachovia	27,130	1,345,648
		20,669,010
Health Care—14.1%		
Aetna	6,240	516,797
Charles River Laboratories International	11,890 a	573,693
Fisher Scientific International	16,560 a	1,074,744
Genzyme	6,980 a	419,428
Hospira	23,590 a	920,010
Johnson & Johnson	29,520	1,918,800
Laboratory Corporation of America Holdings	8,920 a	445,108

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
McKesson	14,550	651,694
Pfizer	82,204	2,267,186
St. Jude Medical	12,450 [a]	542,944
Sanofi-Aventis, ADR	26,130	1,071,069
Triad Hospitals	9,200 [a]	502,688
WebMD	72,900 [a]	748,683
WellPoint	18,420 [a]	1,282,769
Wyeth	38,800	1,726,600
		14,662,213
Industrials—12.3%		
Burlington Northern Santa Fe	12,960	610,157
Caterpillar	4,660	444,145
Danaher	18,220	953,635
Deere	10,720	702,053
Emerson Electric	6,520	408,348
FedEx	6,430	520,894
General Dynamics	6,660	729,536
General Electric	104,540	3,622,311
Honeywell International	10,300	377,289
Lockheed Martin	5,830	378,192
Norfolk Southern	17,080	528,797
Rockwell Automation	13,200	642,972
Textron	12,210	926,128
Tyco International	34,920	1,019,664
United Technologies	16,880 [b]	866,788
		12,730,909
Materials—2.9%		
Air Products & Chemicals	12,590	759,177
Alcoa	36,260	947,474
Dow Chemical	12,310	548,164
E. I. du Pont de Nemours	9,570	411,606
PPG Industries	4,900	307,524
		2,973,945

Common Stocks (continued)	Shares	Value ($)
Technology—14.6%		
Altera	35,940 a	712,331
Cisco Systems	68,090 a	1,301,200
EMC	106,410 a	1,458,881
Global Payments	9,730	659,694
Intel	74,100	1,931,046
International Business Machines	33,010	2,449,342
Lucent Technologies (warrants)	288 a	222
Microsoft	81,920	2,034,893
Motorola	50,490	921,947
National Semiconductor	32,180	708,925
Texas Instruments	55,330	1,553,113
VeriSign	13,230 a	380,495
Yahoo!	30,580 a,b	1,059,597
		15,171,686
Telecommunication Services—2.2%		
SBC Communications	32,970	783,037
Verizon Communications	43,240	1,493,942
		2,276,979
Utilities—3.3%		
Constellation Energy Group	14,070	811,698
Exelon	10,290	528,186
PG&E	37,780	1,418,261
Sempra Energy	15,900	656,829
		3,414,974
Total Common Stocks		
(cost $88,491,659)		**103,381,760**

Investment of Cash Collateral for Securities Loaned—2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,479,800)	2,479,800 [c]	**2,479,800**
Total Investments (cost $90,971,459)	**102.1%**	**105,861,560**
Liabilities, Less Cash and Receivables	**(2.1%)**	**(2,211,117)**
Net Assets	**100.0%**	**103,650,443**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At June 30, 2005, the total market value of the portfolio's securities on loan is $2,391,098 and the total market value of the collateral held by the fund is $2,479,800.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financials	19.9	Consumer Staples	8.9
Technology	14.6	Energy Related	8.4
Health Care	14.1	Other	10.8
Consumer Discretionary	13.1		
Industrials	12.3		**102.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,391,098)–Note 1(b):		
Unaffiliated issuers	88,491,659	103,381,760
Affiliated issuers	2,479,800	2,479,800
Receivable for investment securities sold		926,017
Dividends and interest receivable		128,172
Prepaid expenses		3,729
		106,919,478
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		71,615
Cash Overdraft due to custodian		120,390
Liability for securities on loan–Note 1(b)		2,479,800
Payable for investment securities purchased		523,440
Payable for shares of Beneficial Interest redeemed		40,073
Accrued expenses		33,717
		3,269,035
Net Assets ($)		**103,650,443**
Composition of Net Assets ($):		
Paid-in capital		111,754,899
Accumulated undistributed of investment income–net		390,095
Accumulated net realized gain (loss) on investments		(23,384,652)
Accumulated net unrealized appreciation (depreciation) on investments		14,890,101
Net Assets ($)		**103,650,443**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	94,580,030	9,070,413
Shares Outstanding	4,515,401	433,829
Net Asset Value Per Share ($)	**20.95**	**20.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	878,938
Interest	6,534
Income from securities lending	1,162
Total Income	**886,634**
Expenses:	
Investment advisory fee–Note 3(a)	400,910
Prospectus and shareholders' reports	53,543
Professional fees	19,550
Distribution fees–Note 3(b)	11,585
Trustees' fees and expenses–Note 3(c)	7,805
Custodian fees–Note 3(b)	5,383
Shareholder servicing costs–Note 3(b)	4,391
Loan commitment fees–Note 2	50
Miscellaneous	3,357
Total Expenses	**506,574**
Less–waiver of fees due to undertaking–Note 3(a)	(8,039)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(41)
Net Expenses	**498,494**
Investment Income–Net	**388,140**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,890,840
Net unrealized appreciation (depreciation) on investments	(5,231,917)
Net Realized and Unrealized Gain (Loss) on Investments	**(341,077)**
Net Increase in Net Assets Resulting from Operations	**47,063**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income–net	388,140	1,188,966
Net realized gain (loss) on investments	4,890,840	15,349,371
Net unrealized appreciation (depreciation) on investments	(5,231,917)	(8,166,167)
Net Increase (Decrease) in Net Assets Resulting from Operations	**47,063**	**8,372,170**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	–	(1,359,657)
Service shares	–	(110,438)
Total Dividends	**–**	**(1,470,095)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,272,057	2,270,271
Service shares	216,845	433,322
Dividends reinvested:		
Initial shares	–	1,359,657
Service shares	–	110,438
Cost of shares redeemed:		
Initial shares	(11,150,415)	(17,871,990)
Service shares	(899,436)	(1,690,439)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(9,560,949)**	**(15,388,741)**
Total Increase (Decrease) in Net Assets	**(9,513,886)**	**(8,486,666)**
Net Assets ($):		
Beginning of Period	113,164,329	121,650,995
End of Period	**103,650,443**	**113,164,329**
Undistributed investment income–net	390,095	1,955

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	109,921	114,692
Shares issued for dividends reinvested	–	65,032
Shares redeemed	(536,231)	(900,487)
Net Increase (Decrease) in Shares Outstanding	**(426,310)**	**(720,763)**
Service Shares		
Shares sold	10,478	21,907
Shares issued for dividends reinvested	–	5,286
Shares redeemed	(43,123)	(85,389)
Net Increase (Decrease) in Shares Outstanding	**(32,645)**	**(58,196)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2005	Year Ended December 31,				
Initial Shares	(Unaudited)	2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	20.93	19.66	16.04	20.89	24.19	26.92
Investment Operations:						
Investment income–net[a]	.08	.21	.14	.12	.09	.06
Net realized and unrealized gain (loss) on investments	(.06)	1.34	3.63	(4.84)	(3.30)	(2.53)
Total from Investment Operations	.02	1.55	3.77	(4.72)	(3.21)	(2.47)
Distributions:						
Dividends from investment income–net	–	(.28)	(.15)	(.13)	(.09)	(.05)
Dividends from net realized gain on investments	–	–	–	–	–	(.21)
Total Distributions	–	(.28)	(.15)	(.13)	(.09)	(.26)
Net asset value, end of period	20.95	20.93	19.66	16.04	20.89	24.19
Total Return (%)	.10[b]	7.87	23.53	(22.61)	(13.27)	(9.14)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[b]	.85	.85	.83	.81	.81
Ratio of net investment income to average net assets	.36[b]	1.04	.81	.64	.40	.21
Portfolio Turnover Rate	32.48[b]	83.64	52.74	47.47	48.22	51.44
Net Assets, end of period ($ x 1,000)	94,580	103,417	111,352	106,404	172,360	222,920

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	2004	2003	2002	2001	2000[a]
		Year Ended December 31,				
Per Share Data ($):						
Net asset value, beginning of period	20.90	19.63	16.02	20.86	24.19	24.19
Investment Operations:						
Investment income—net	.07[b]	.18[b]	.11[b]	.09[b]	.05[b]	–
Net realized and unrealized gain (loss) on investments	(.06)	1.33	3.62	(4.83)	(3.30)	–
Total from Investment Operations	.01	1.51	3.73	(4.74)	(3.25)	–
Distributions:						
Dividends from investment income—net	–	(.24)	(.12)	(.10)	(.08)	–
Net asset value, end of period	20.91	20.90	19.63	16.02	20.86	24.19
Total Return (%)	.10[c]	7.64	23.31	(22.72)	(13.46)	–
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.58[c]	1.10	1.09	1.06	1.13	
Ratio of net expenses to average net assets	.50[c]	1.00	1.00	1.00	1.00	–
Ratio of net investment income to average net assets	.32[c]	.90	.65	.49	.26	–
Portfolio Turnover Rate	32.48[c]	83.64	52.74	47.47	48.22	51.44
Net Assets, end of period ($ x 1,000)	9,070	9,748	10,299	9,150	7,929	1

[a] The portfolio commenced offering Service shares on December 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Disciplined Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $27,308,551 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $6,839,557 of the carryover expires in fiscal 2009, $16,383,626 expires in fiscal 2010 and $4,085,368 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $1,470,095. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has undertaken, from January 1, 2005, to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of their class. During the period ended June 30, 2005, the Manager waived receipt of fees of $8,039, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $11,585 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $84 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $5,383 pursuant to the custody agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $65,634, chief compliance officer fees $1,998, Rule 12b-1 distribution plan fees $1,904, custodian fees $2,988 and transfer agency per account fees $32, which are offset against an expense reimbursement currently in effect in the amount of $941.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $34,755,102 and $43,317,938, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $14,890,101, consisting of $16,316,816 gross unrealized appreciation and $1,426,715 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September

2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

At separate meetings of the Board of Trustees for the fund held on June 8-9, 200, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act , (the "Independent Trustees")) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Quality, and Extent of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, quality and extent of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment
Advisory Fee and Expense Ratio.</u> The Board members reviewed the
portfolio's performance and expense ratios and placed significant
emphasis on comparisons to a group of comparable funds and Lipper
category averages, as applicable. The Board reviewed the portfolio's
performance, investment advisory fee, and total expense ratios within
these comparison groups and against the portfolio's Lipper category
averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using
a Board-approved selection methodology that was based, in part, on
selecting non-affiliated funds reported in the same Lipper category as
the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's performance was above that of
the averages of the comparison groups and its Lipper category for the
1-year period and above that of the averages of the comparison groups
for the 3-year period. The Board noted that the portfolio's continued
improved performance with its recent 3-month and 4-month performance for its Initial shares, which were in the 1st quartile of its Lipper
category and in the top half of its comparison group. The Board members noted that the portfolio's current primary portfolio manager
assumed that role in October 2004. The Board members also discussed
the portfolio's expense ratio for each class of shares, noting it is below
the average of its respective comparison group and ranks in the top
half (i.e., lower than most of the others) of its respective comparison
group. They reviewed the range of management fees in the comparison groups and noted that the portfolio's management fee generally is
in the middle or in the bottom half of its comparison groups, with several funds having a investment advisory fee that was the same as, or
higher than, the portfolio. The Board members noted the Manager's
current undertaking to waive or reimburse certain fees and expenses
to limit the portfolio's expense ratio, which lowered the portfolio's
expense ratio for its Service shares.

Representatives of the Manager reviewed with the Board members
the fees paid to the Manager or its affiliates by mutual funds managed

by the Manager or its affiliates (the "Similar Funds") and by separate accounts, or mutual funds which the Manager or its affiliates serve as sub-investment adviser, with similar investment objectives, policies and strategies as the portfolio (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") and explained the nature of each Similar Account and the differences, from the Manager's perspective, in management of such Similar Accounts as compared to managing and providing other services to the portfolio. The Similar Funds' comparison group was composed exclusively of mutual funds affiliated with the Manager that are reported as "large cap core" funds by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. It was noted that the Similar Funds include four unitary fee structure funds that had higher management fees than the fee borne by the portfolio and that several of the other funds had the same management fee as the fee borne by the portfolio. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided. It also was noted that the current fee waiver expense reimbursment reduced the expense ratio for the portfolio's Service shares.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality, and extent of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the portfolio's performance for its 1-year and 3-year periods and the continued recent improvement in its short-term performance, as well as the change in the portfolio's primary portfolio manager in October 2004.
- The Board concluded that the portfolio's fee paid to the Manager

was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's undertaking to waive or reimburse certain fees and expenses (which reduced the expense ratio of the Service shares), costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

• The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Investment Advisory Agreement with respect to the portfolio was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Disciplined Stock Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0150SA0605

Dreyfus Variable Investment Fund, Growth and Income Portfolio

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Growth and Income Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, L. Emerson Tuttle.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While midcap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Variable Investment Fund, Growth and Income Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2005, the portfolio achieved total returns of –2.00% for its Initial shares and –2.08% for its Service shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, was –0.81%.[2]

We attribute these results to conflicting economic forces. Stocks were generally boosted by global economic growth and generally low inflation, but undermined by rising interest rates, high energy prices and concerns regarding future growth rates. In this environment, markets experienced little overall change. However, some stocks fell sharply on news of negative business developments or prospects. Such individual stock declines detracted from the portfolio's performance, particularly in the industrial and financial sectors, causing returns to lag the benchmark.

What is the portfolio's investment approach?

The portfolio seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, the portfolio invests primarily in stocks, bonds and money market instruments of domestic and foreign issuers. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter.

The portfolio's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the S&P 500 Index is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 Index as a whole. A balance is determined for the portfolio, giving greater weight to sectors that are expected to outperform the overall market and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the portfolio employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprised of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the portfolio may invest. The manager selects stocks based on:

• *value,* or how a stock is priced relative to its perceived intrinsic worth
• *growth,* in this case the sustainability or growth of earnings or cash flow
• *financial profile,* which measures the financial health of the company

What other factors influenced the portfolio's performance?

Among industrial stocks, the portfolio's returns suffered partly from a lack of exposure to the aerospace industry and defense contractors, reflecting our concerns regarding the competitive environment for such companies. However, the greater part of the portfolio's weakness among industrial companies illustrated the market's heightened sensitivity to investor perceptions. Holdings such as Tyco International, Danaher and Emerson Electric all lost ground despite little or no change to company fundamentals. Rather, the market discounted the stocks in anticipation of the possibility that future growth might slow as the economic cycle matures. In the financial sector, several insurance industry holdings declined sharply when accounting problems at American International Group led to a lawsuit and its CEO's ouster.

On the other hand, the portfolio achieved enhanced returns in several other areas. Most notably, performance was supported by good individual stock selections and the portfolio's modestly light exposure to consumer discretionary stocks. Top individual contributors included Hilton Hotels, which experienced rising occupancy rates and an

improved pricing environment; the timely purchase and sale of a position in Internet retailer eBay; and the portfolio's lack of exposure to the troubled automotive industry. Good stock selections, such as Air Products and Chemicals, boosted returns in the materials and processing area. Successful individual stock selections, such as PepsiCo and Altria Group, were also instrumental in producing relatively good returns in the consumer staples area. By contrast, individual stock selections proved less positive in the health care sector, where a few negative performers limited otherwise solid gains. Nevertheless, the portfolio's relatively heavy exposure to health care companies more than offset disappointing stock selections.

What is the portfolio's current strategy?

As of the end of the reporting period, we have placed mild emphasis on the health care and energy sectors, and we have found relatively few opportunities in consumer staples stocks, where valuations appear high to us compared to growth prospects. The portfolio also holds relatively few financial stocks, which we believe are vulnerable to rising interest rates. We have continued to consolidate the portfolio's holdings, emphasizing specific stocks in which we have the highest degree of confidence.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Growth and Income Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.03	$ 4.91
Ending value (after expenses)	$980.00	$979.20

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.11	$ 5.01
Ending value (after expenses)	$1,020.73	$1,019.84

† *Expenses are equal to the portfolio's annualized expense ratio of .82% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks—98.7%	Shares	Value ($)
Consumer Discretionary—10.8%		
Advance Auto Parts	43,800 [a]	2,827,290
Carnival	49,600	2,705,680
Disney (Walt)	117,100	2,948,578
Dollar General	111,400	2,268,104
Federated Department Stores	24,900 [b]	1,824,672
Hilton Hotels	136,800	3,262,680
Home Depot	66,600	2,590,740
News, Cl. A	180,700	2,923,726
Target	35,900	1,953,319
		23,304,789
Consumer Staples—9.8%		
Altria Group	69,400	4,487,404
CVS	96,200	2,796,534
Estee Lauder Cos., Cl. A	45,500	1,780,415
PepsiCo	87,100	4,697,303
Procter & Gamble	77,500	4,088,125
Wal-Mart Stores	66,600	3,210,120
		21,059,901
Energy—8.9%		
Anadarko Petroleum	25,200	2,070,180
Chevron	95,300	5,329,176
ConocoPhillips	39,900	2,293,851
Exxon Mobil	165,200	9,494,044
		19,187,251
Financials—20.0%		
American Express	121,600	6,472,768
Bank of America	154,400	7,042,184
Capital One Financial	18,200	1,456,182
Citigroup	159,900	7,392,177
Countrywide Financial	97,400	3,760,614
Fidelity National Financial	84,300	3,008,667
Goldman Sachs Group	42,500	4,335,850
J.P. Morgan Chase & Co.	97,300	3,436,636

Common Stocks (continued)	Shares	Value ($)
Financials (continued)		
Merrill Lynch	44,700	2,458,947
Radian Group	79,900	3,772,878
		43,136,903
Health Care−13.3%		
Alcon	36,600	4,002,210
Caremark Rx	46,800 a	2,083,536
Fisher Scientific International	39,300 a	2,550,570
Genzyme	57,300 a	3,443,157
Johnson & Johnson	81,800	5,317,000
Novartis, ADR	89,400	4,241,136
Pfizer	84,200	2,322,236
WellPoint	32,000 a	2,228,480
Wyeth	56,000	2,492,000
		28,680,325
Industrials−11.3%		
Burlington Northern Santa Fe	85,500	4,025,340
Caterpillar	27,400	2,611,494
Danaher	54,500 b	2,852,530
Emerson Electric	24,900	1,559,487
General Electric	251,100	8,700,615
3M	14,400	1,041,120
Tyco International	124,500	3,635,400
		24,425,986
Information Technology−15.2%		
Altera.	54,700 a	1,084,154
Amdocs	35,200 a	930,336
Cisco Systems	130,400 a	2,491,944
EMC	278,900 a	3,823,719
Enterasys Networks	169 b	152
Intel	123,500	3,218,410

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
International Business Machines	75,400	5,594,680
Microsoft	149,700	3,718,548
Motorola	196,800	3,593,568
National Semiconductor	55,300	1,218,259
Texas Instruments	94,700	2,658,229
VeriSign	68,600 [a]	1,972,936
Yahoo!	73,500 [a]	2,546,775
		32,851,710
Materials−3.1%		
Air Products & Chemicals	58,100	3,503,430
du Pont EI de Nemours	75,700	3,255,857
		6,759,287
Telecommunication Services−3.1%		
SBC Communications	129,900	3,085,125
Verizon Communications	103,600	3,579,380
		6,664,505
Utilities−3.2%		
Consolidated Edison	26,800 [b]	1,255,312
PG&E	31,900 [b]	1,197,526
Sempra Energy	41,000	1,693,710
Southern	79,600	2,759,732
		6,906,280
Total Common Stocks		
(cost $188,493,280)		**212,976,937**

Other Investment−.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $783,000)	783,000 [c]	**783,000**

Investment of Cash Collateral for Securities Loaned—1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $2,553,907)	2,553,907 c	**2,553,907**
Total Investments (cost $191,830,187)	**100.3%**	**216,313,844**
Liabilities, Less Cash and Receivables	**(.3%)**	**(660,678)**
Net Assets	**100.0%**	**215,653,166**

ADR—American Depository Receipts.

a   *Non-income producing.*

b   *All or a portion of these securities are on loan. At June 30, 2005, the total market value of the portfolio's securities on loan is $2,469,212 and the total market value of the collateral held by portfolio is $2,553,907.*

c   *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financials	20.0	Consumer Staples	9.8
Information Technology	15.2	Energy	8.9
Health Care	13.3	Money Market Investmenrs	1.6
Industrials	11.3	Other	9.4
Consumer Discretionary	10.8		**100.3**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $2,469,212)–Note 1(c):		
Unaffiliated issuers	188,493,280	212,976,937
Affiliated issuers	3,336,907	3,336,907
Cash		98,087
Receivable for investment securities sold		2,482,931
Dividends and interest receivable		227,160
Receivable for shares of Beneficial Interest subscribed		80
Prepaid expenses		5,202
		219,127,304
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		148,260
Liability for securities on loan–Note 1(c)		2,553,907
Payable for investment securities purchased		627,821
Payable for shares of Beneficial Interest redeemed		104,528
Accrued expenses		39,622
		3,474,138
Net Assets ($)		**215,653,166**
Composition of Net Assets ($):		
Paid-in capital		220,410,130
Accumulated undistributed investment income–net		41,733
Accumulated net realized gain (loss) on investments		(29,282,354)
Accumulated net unrealized appreciation (depreciation) on investments		24,483,657
Net Assets ($)		**215,653,166**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	194,619,679	21,033,487
Shares Outstanding	9,344,445	1,009,740
Net Asset Value Per Share ($)	**20.83**	**20.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $28,124 foreign taxes withheld at source):	
Unaffiliated issuers	2,401,551
Affiliated issuers	27,121
Income from securities lending	5,734
Total Income	**2,434,406**
Expenses:	
Investment advisory fee–Note 3(a)	846,700
Distribution fees–Note 3(b)	27,401
Prospectus and shareholders' reports	25,492
Professional fees	20,690
Custodian fees–Note 3(b)	13,435
Trustees' fees and expenses–Note 3(c)	9,782
Shareholder servicing costs–Note 3(b)	5,815
Loan commitment fees–Note 2	157
Miscellaneous	3,599
Total Expenses	**953,071**
Less–waiver of fees due to undertaking–Note 3(a)	(8,384)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(33)
Net Expenses	**944,654**
Investment Income–Net	**1,489,752**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	10,587,151
Net Unrealized appreciation (depreciation) on investments	(17,038,711)
Net Realized and Unrealized Gain (Loss) on Investments	**(6,451,560)**
Net (Decrease) in Net Assets Resulting from Operations	**(4,961,808)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income–net	1,489,752	2,984,747
Net realized gain (loss) on investments	10,587,151	9,935,047
Net unrealized appreciation (depreciation) on investments	(17,038,711)	3,922,915
Net Increase (Decrease) in Net Assets Resulting from Operations	**(4,961,808)**	**16,842,709**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,363,545)	(2,740,259)
Service shares	(128,094)	(220,109)
Total Dividends	**(1,491,639)**	**(2,960,368)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,595,967	9,133,233
Service shares	380,450	1,120,251
Dividends reinvested:		
Initial shares	1,363,545	2,740,259
Service shares	128,094	220,109
Cost of shares redeemed:		
Initial shares	(24,937,655)	(47,893,005)
Service shares	(2,344,120)	(3,444,004)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(21,813,719)**	**(38,123,157)**
Total Increase (Decrease) in Net Assets	**(28,267,166)**	**(24,240,816)**
Net Assets ($):		
Beginning of Period	243,920,332	268,161,148
End of Period	**215,653,166**	**243,920,332**
Undistributed investment income–net	41,733	43,620

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	172,878	451,117
Shares issued for dividends reinvested	65,972	133,226
Shares redeemed	(1,196,158)	(2,382,304)
Net Increase (Decrease) in Shares Outstanding	**(957,308)**	**(1,797,961)**
Service Shares		
Shares sold	18,299	55,328
Shares issued for dividends reinvested	6,197	10,725
Shares redeemed	(111,524)	(169,880)
Net Increase (Decrease) in Shares Outstanding	**(87,028)**	**(103,827)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2005 (Unaudited)	2004	2003	2002	2001	2000
			Year Ended December 31,			
Per Share Data ($):						
Net asset value, beginning of period	21.40	20.16	16.06	21.65	23.48	25.48
Investment Operations:						
Investment income−net[a]	.14	.24	.14	.11	.11	.14
Net realized and unrealized gain (loss) on investments	(.57)	1.25	4.11	(5.59)	(1.49)	(1.10)
Total from Investment Operations	(.43)	1.49	4.25	(5.48)	(1.38)	(.96)
Distributions:						
Dividends from investment income−net	(.14)	(.25)	(.15)	(.11)	(.11)	(.15)
Dividends from net realized gain on investments	−	−	−	−	(.11)	(.89)
Dividends in excess of net realized gain on investments	−	−	−	−	(.23)	−
Total Distributions	(.14)	(.25)	(.15)	(.11)	(.45)	(1.04)
Net asset value, end of period	20.83	21.40	20.16	16.06	21.65	23.48
Total Return (%)	(2.00)[b]	7.47	26.57	(25.33)	(5.85)	(3.78)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.41[b]	.82	.82	.80	.80	.78
Ratio of net expenses to average net assets	.41[b]	.82	.82	.80	.80	.78
Ratio of net investment income to average net assets	.66[b]	1.21	.81	.58	.48	.56
Portfolio Turnover Rate	40.81[b]	52.74	40.68	34.61	33.82	60.90
Net Assets, end of period ($ x 1,000)	194,620	220,447	243,973	226,548	385,569	437,407

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	21.40	20.15	16.03	21.61	23.48	23.48
Investment Operations:						
Investment income−net	.12[b]	.21[b]	.11[b]	.08[b]	.06[b]	–
Net realized and unrealized gain (loss) on investments	(.57)	1.24	4.10	(5.58)	(1.51)	–
Total from Investment Operations	(.45)	1.45	4.21	(5.50)	(1.45)	–
Distributions:						
Dividends from investment income−net	(.12)	(.20)	(.09)	(.08)	(.08)	–
Dividends from net realized gain on investments	–	–	–	–	(.11)	–
Dividends in excess of net realized gain on investments	–	–	–	–	(.23)	–
Total Distributions	(.12)	(.20)	(.09)	(.08)	(.42)	–
Net asset value, end of period	20.83	21.40	20.15	16.03	21.61	23.48
Total Return (%)	(2.08)[c]	7.22	26.36	(25.46)	(6.14)	–
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[c]	1.07	1.07	1.03	1.12	–
Ratio of net expenses to average net assets	.49[c]	1.00	1.01	.98	1.01	–
Ratio of net investment income to average net assets	.58[c]	1.05	.63	.43	.28	–
Portfolio Turnover Rate	40.81[c]	52.74	40.68	34.61	33.82	60.90
Net Assets, end of period ($ x 1,000)	21,033	23,473	24,188	20,388	16,185	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Growth and Income Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times.

Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The portfolio declares and pays dividends from investment income-net on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $39,279,033 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $25,027,652 of the carryover expires in fiscal 2010 and $14,251,381 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $2,960,368. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolios' average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2005 to December 31, 2005 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2005, the Manager waived receipt of fees of $8,384, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $27,401 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $218 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $13,435 pursuant to the custody agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $136,344, Rule 12b-1 distribution plan fees $4,453, custodian fees $6,610, chief compliance officer fees $1,998 and transfer agency per account fees $69, which are offset against an expense reimbursement currently in effect in the amount of $1,214.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $91,795,551 and $111,999,040, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $24,483,657, consisting of $28,118,914 gross unrealized appreciation and $3,635,257 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW
AND APPROVAL OF THE PORTFOLIO'S
INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act , (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment
Advisory Fee and Expense Ratio.</u> The Board members reviewed the
portfolio's performance and expense ratios and placed significant
emphasis on comparisons to two groups of comparable funds and
Lipper category averages, as applicable. The Board reviewed the portfo-
lio's performance, investment advisory fee, and total expense ratios
within these comparison groups and against the portfolio's Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared
using a Board-approved selection methodology that was based, in part,
on selecting non-affiliated funds reported in the same Lipper category
as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's performance generally was
below the averages of its comparison groups, that the portfolio's 1-year
and 5-year performance for its Initial shares was above its Lipper category average, the portfolio's 10-year performance for its Initial shares
was above its comparison group average, and its more recent 3-month
performance generally showed an improvement in its Initial shares
comparison group ranking and outperformed its Lipper category average. The Board noted that the portfolio's management team was
changed in October 2004. The Board members also discussed the port-
folio's expense ratio for each class of shares, noting it is higher than its
Initial shares comparison group average and lower than its Service
shares comparison group average. They reviewed the range of management fees in the comparison groups and noted that the portfolio's
investment advisory fee is in the bottom half (i.e., higher than most of
the others) of the comparison groups. The Board members noted the
Manager's current undertaking to waive or reimburse certain fees and
expenses to limit the portfolio's expense ratio, which reduced the
expense ratio of the portfolio's Service shares.

Representatives of the Manager reviewed with the Board the fees paid
to the Manager or its affiliates by mutual funds managed by the
Manager or its affiliates with similar investment objectives, policies and
strategies as the portfolio (the "Similar Funds") and by separate
accounts with similar investment objectives, policies and strategies as

the portfolio (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") and explained the nature of each Similar Account and the differences, from the Manager's perspective, in management of such Similar Accounts as compared to managing and providing other services to the portfolio. The Similar Funds' comparison group was composed exclusively of mutual funds affiliated with the Manager and reported in the portfolio's Lipper category and a similar Lipper category for non-insurance product funds. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. It was noted that the Similar Funds included four unitary fee structure funds that had higher management fees than the fee borne by the portfolio and that several of the other Similar Funds had the same management fee as the fee borne by the portfolio. The Board members considered the relevance of the fee information provided for the Separate Accounts managed by the Manager (of which there was one) to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board

members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with
respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's
profitability with respect to the portfolio as part of their evaluation of
whether the fee under the Investment Advisory Agreement bears a
reasonable relationship to the mix of services provided by the
Manager, including the nature, extent and quality of such services and
that a discussion of economies of scale are predicated on increasing
assets and that, if a fund's assets had been decreasing, the possibility that
the Manager may have realized any economies of scale would be less.
It also was noted that the profitability percentage for managing the
portfolio was within ranges determined by appropriate court cases to
be reasonable given the services rendered and, given the portfolio's
overall performance and generally superior service levels provided. The
Board also noted the current fee waiver and expense reimbursement
arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each of the Independent
Trustees expressed the opinion that he or she had been furnished with
sufficient information to make an informed business decision with
respect to continuation of the fund's Investment Advisory Agreement
with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions
and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board generally was satisfied with the portfolio's 1-year and 5-year
  performance for its Initial shares as compared to its Lipper category
  average, the portfolio's recent 3-month performance for its Initial
  shares versus its comparison group and the change in the portfolio's
  management team in October 2004.

- The Board concluded that the fee paid by the portfolio to the Manager was reasonable in light of comparative performance and expense and advisory fee information, particularly given the Manager's current undertaking to waive or reimburse certain fees and expenses, which reduced the expense ratio of the Service shares, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board and determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Investment Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Growth and Income Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0108SA0605

Dreyfus Variable Investment Fund, International Value Portfolio

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund, International Value Portfolio # The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, International Value Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, D. Kirk Henry.

On average, international stock prices in local currency terms ended the first half of 2005 modestly higher than where they began. However, a strengthening U.S. dollar eroded those returns for U.S. investors, presenting them with generally modest losses. While stocks in the emerging markets produced higher returns than stocks from industrialized nations, these differences were relatively small. Conversely, within the developed markets, European companies generally produced substantially better results than their counterparts in Japan.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and geopolitical concerns before rallying strongly later in the year. Currently, our economists expect the global economy to continue to grow over the foreseeable future, driven by the ongoing industrialization of China and other emerging markets and potentially setting the stage for better business conditions that could send international stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Variable Investment Fund, International Value Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2005, the portfolio produced total returns of –1.16% for its Initial shares and –1.16% for its Service shares.[1] This compares with a –1.17% return for the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

We attribute the portfolio's performance to investors' concerns regarding the potential effects of rising energy prices, a less accommodative U.S. monetary policy, a strengthening U.S. dollar and expectations that corporate earnings and economic growth may have peaked. The portfolio produced returns that were generally in line with its benchmark.

What is the portfolio's investment approach?

The portfolio invests in an internationally diversified portfolio of value stocks; that is, stocks selling at what we think are attractive valuations relative to their perceived intrinsic worth in their home markets or global sectors based on historical measures. These measures typically include price-to-earnings, price-to-book value and price-to-cash flow ratios. Discrepancies from historical norms can be the result of short-term factors that affect market perception; that is, a stock falls out of general market favor, creating what we perceive to be a buying opportunity. The portfolio purchases the security at the depressed price, seeking to profit when perceptions change and the stock price rises to its perceived value.

The portfolio's investment approach is value-oriented and research-driven. In selecting stocks, we identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, the portfolio focuses on three key factors: *value,* or how a stock is valued relative to its intrinsic worth based on traditional value measures; *business health,* or overall efficiency and profitability as measured by return on assets and return on equity; *business momentum,* or the presence of a catalyst (such as corporate restructuring, change in management or spin-off) that potentially will trigger a price increase near term or midterm.

What other factors influenced the portfolio's performance?

During the first quarter of 2005, rising energy prices, mounting inflationary pressures and higher interest rates in many regions caused investors to worry that global economic growth might slow. As a result, international equities gave back some of the gains they achieved during the final months of 2004.

While stocks in the larger, developed European markets generally foundered during the second quarter, many of the emerging markets posted gains due to rising exports of oil and gas, minerals and raw materials. Oil companies in Brazil, Russia and Argentina continued to benefit from rising oil prices. In addition, India benefited from efforts by its newly elected government to liberalize major industries and address social imbalances. India's domestic consumption also grew, providing a stable foundation for widespread corporate profitability. As a result, the portfolio's emerging market investments contributed strongly to its returns.

However, the bulk of the portfolio's positive relative performance stemmed from its holdings in Germany, where corporate restructurings, cost-cutting measures and increased export activity helped companies achieve higher profit margins. In addition, the prospect of a new political party in Germany has traditionally produced a stock market rally in hope that tax and labor reforms will be more business friendly.

In France, as in Germany, companies whose businesses rely heavily on exports tended to produce stronger returns, including auto parts component distributor Valeo, integrated oil company Total and electrical systems exporter Schneider Electric, which benefited from increased global construction trends.

The favorable European export trend also helped boost performance in the portfolio's U.K. holdings, where Rio Tinto, a large mining firm, gained value as did Shell Transport and Trading, which we eliminated later in the reporting period when the stock reached our price target.

Defense contractor BAE Systems and drug producer GlaxoSmithKline also fared well due to shifting investor sentiment toward more traditionally defensive investments during the reporting period.

On the other hand, the portfolio's returns were hindered by its investments in Japan. The country moved back into a recession at the end of 2004 due to a drop in industrial production, high unemployment and weak consumer spending. The portfolio's returns were constrained by its emphasis on Japan's domestic consumer companies, including homebuilders, makers of personal care products and large supermarket chains.

What is the portfolio's current strategy?

As of the end of the reporting period, we believe that recent volatility in the international markets has created a number of attractively valued investment opportunities. For example, within the U.K. we recently established a position in BP, the large integrated oil company. We initiated a new position in HSBC Holdings, the global commercial banking firm, after we sold the portfolio's investment in the banking concern Lloyds. Otherwise, we continue to favor domestic-oriented companies in Japan, where we are encouraged by recent improvements in consumer spending.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.11	$ 6.85
Ending value (after expenses)	$988.40	$988.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.21	$ 6.95
Ending value (after expenses)	$1,018.65	$1,017.90

† *Expenses are equal to the portfolio's annualized expense ratio of 1.24% for Initial shares and 1.39% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks—98.1%	Shares	Value ($)
Australia—1.6%		
Amcor	178,273	907,885
National Australia Bank	50,817	1,188,136
		2,096,021
Belgium—1.0%		
Fortis	46,070	**1,278,014**
Brazil—1.2%		
Petroleo Brasileiro, ADR	14,720	767,354
Telecomunicacoes Brasileiras, ADR	24,630	751,215
		1,518,569
Finland—1.7%		
M-real, Cl. B	157,800	855,261
Nokia	17,200	288,199
Nokia, ADR	17,530	291,699
UPM-Kymmene	38,088	731,271
		2,166,430
France—8.4%		
BNP Paribas	18,950	1,299,888
Carrefour	31,220	1,514,575
Credit Agricole	45,370	1,150,466
France Telecom	57,810	1,689,715
Sanofi-Aventis	14,310	1,175,501
Schneider Electric	9,890	746,013
Total	8,730	2,052,110
Valeo	26,908	1,207,727
		10,835,995
Germany—8.4%		
Allianz	8,400	967,453
Deutsche Bank	17,110	1,339,476
Deutsche Lufthansa	71,177	874,877
Deutsche Post	71,470	1,668,763
Deutsche Postbank	15,895	782,075
Deutsche Telekom	46,980	868,460
E.ON	12,499	1,114,137
Heidelberger Druckmaschinen	19,400	567,977

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Infineon Technologies	90,550 [a]	845,706
KarstadtQuelle	20,564	273,662
Medion	9,600	160,506
Volkswagen	28,120	1,281,858
		10,744,950
Hong Kong—1.2%		
Bank of East Asia	294,812	870,676
China Mobile (Hong Kong)	150,400	560,306
Citic Pacific	41,400	121,202
		1,552,184
Ireland—1.5%		
Bank of Ireland	122,176	**1,968,810**
Italy—4.1%		
Banche Popolari Unite Scrl	13,715	272,115
Banco Popolare di Verona e Novara Scrl	26,710	454,978
Benetton Group	70,810	653,203
ENI	59,095	1,523,518
Finmeccanica	866,800	810,086
UniCredito Italiano	294,000	1,553,438
		5,267,338
Japan—26.4%		
Aeon	72,200	1,100,655
Alps Electric	40,100	613,836
Canon	23,000	1,210,908
Credit Saison	26,500	881,542
Dentsu	256	632,355
Fuji Heavy Industries	224,900	936,703
Fuji Photo Film	32,100	1,033,103
Funai Electric	8,900	913,067
JS Group	38,200	646,740
KDDI	258	1,193,185
Kao	52,200	1,230,588
Kuraray	69,400	657,556
Lawson	8,100	282,596

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mabuchi Motor	19,000	1,094,523
Matsumotokiyoshi	19,400	528,177
Minebea	183,800	742,325
Mitsubishi Tokyo Financial Group	98	831,355
Murata Manufacturing	15,500	789,497
Nippon Express	386,500	1,679,450
Nippon Telegraph & Telephone	207	886,410
ORIX	6,100	915,069
Rinnai	34,300	845,711
Rohm	13,100	1,263,647
Sekisui House	97,400	984,317
77 Bank	147,500	908,204
Shin-Etsu Chemical	34,400	1,305,603
Skylark	55,700	847,614
Sohgo Security Services	32,094	425,316
Sumitomo Bakelite	108,700	703,598
Sumitomo Chemical	168,300	773,793
Sumitomo Mitsui Financial Group	276	1,866,126
TDK	7,900	538,418
Takeda Pharmaceutical	22,400	1,110,660
Takefuji	18,550	1,254,226
Toyoda Gosei	48,300	777,677
Toyota Motor	27,800	994,961
Yamaha Motor	29,100	533,861
		33,933,372
Mexico−1.4%		
Coca-Cola Femsa, ADR	33,400	892,114
Telefonos de Mexico, ADR	46,512	878,612
		1,770,726
Netherlands−6.3%		
ABN AMRO Holding	42,743	1,052,308
Aegon	88,749	1,149,917
Heineken	40,459	1,250,067
Koninklijke Philips Electronics	58,050	1,467,784

Common Stocks (continued)	Shares	Value ($)
Netherlands (continued)		
Koninklijke Philips Electronics (New York Shares)	5,780	145,598
Royal Dutch Petroleum	24,730	1,615,591
VNU	10,300	287,474
Wolters Kluwer	60,555	1,158,964
		8,127,703
New Zealand−.1%		
Carter Holt Harvey	121,595	**192,873**
Portugal−.8%		
Energias de Portugal	415,260	**1,044,954**
Singapore−2.1%		
DBS Group Holdings	188,230	1,595,831
United Overseas Bank	126,000	1,060,770
United Overseas Land	12,600	17,032
		2,673,633
South Africa−1.4%		
Anglo American	52,778	1,236,439
Nedbank Group	52,382	584,651
		1,821,090
South Korea−1.1%		
KT, ADR	35,100	754,650
Korea Electric Power, ADR	39,740	622,726
		1,377,376
Spain−2.7%		
Banco Sabadell	20,320	525,342
Endesa	67,460	1,584,110
Repsol YPF	21,000	537,587
Repsol YPF, ADR	35,340	888,094
		3,535,133
Sweden−1.0%		
Svenska Cellulosa, Cl. B	38,140	**1,220,402**
Switzerland−6.8%		
Ciba Specialty Chemicals	25,946	1,511,830
Clariant	33,790	449,348

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Lonza Group	7,720	427,250
Nestle	6,305	1,613,136
Novartis	39,070	1,860,549
Swiss Reinsurance	21,840	1,342,427
UBS	19,930	1,554,602
		8,759,142
Taiwan−.6%		
United Microelectronics, ADR	182,786 [a]	**751,250**
United Kingdom−18.3%		
BAA	81,700	906,555
BAE Systems	158,889	816,124
BOC Group	38,737	696,049
BP	160,800	1,672,024
BT Group	276,053	1,136,320
Barclays	151,951	1,510,664
Boots Group	122,695	1,337,286
Bunzl	16,565	154,464
Centrica	325,190	1,348,768
Diageo	90,343	1,330,683
Filtrona	19,457	84,616
GKN	238,780	1,102,549
GlaxoSmithKline	93,673	2,264,905
HSBC Holdings	60,370	961,593
J Sainsbury	151,849	775,207
Marks & Spencer Group	75,000	483,890
Rexam	62,006	534,608
Rio Tinto	38,525	1,177,635
Royal Bank of Scotland Group	56,109	1,693,052
Unilever	145,000	1,397,442
Vodafone Group	908,289	2,210,768
		23,595,202
Total Common Stocks		
(cost $111,951,763)		**126,231,167**

Short-Term Investments−.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
2.79%, 8/4/2005		
(cost $500,677)	502,000	**500,630**
Total Investments (cost $112,452,440)	**98.5%**	**126,731,797**
Cash and Receivables (Net)	**1.5%**	**1,921,942**
Net Assets	**100.0%**	**128,653,739**

ADR—American Depository Receipts.

a   Non-income producing.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	15.7	Automobiles	3.8
Financial Services	7.8	Transportation	3.3
Telecommunications	7.6	Electronic Components	
Energy	6.4	and Instruments	3.2
Food and Household Products	6.0	Forest and Paper Products	3.0
Chemicals	5.5	Other	27.7
Utilities	4.4		
Health Care	4.1		**98.5**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	112,452,440	126,731,797
Cash		265,023
Cash denominated in foreign currencies	1,421,730	1,406,781
Receivable for investment securities sold		684,130
Dividends receivable		360,273
Receivable for shares of Beneficial Interest subscribed		85,894
Unrealized appreciation on forward currency exchange contracts–Note 4		400
Prepaid expenses		3,625
		129,537,923
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		108,109
Payable for shares of Beneficial Interest redeemed		435,517
Payable for investment securities purchased		267,664
Unrealized depreciation on forward currency exchange contracts–Note 4		180
Accrued expenses		72,714
		884,184
Net Assets ($)		**128,653,739**
Composition of Net Assets ($):		
Paid-in capital		110,726,232
Accumulated undistributed investment income–net		1,482,233
Accumulated net realized gain (loss) on investments		2,189,347
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		14,255,927
Net Assets ($)		**128,653,739**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	85,989,443	42,664,296
Shares Outstanding	5,564,259	2,759,805
Net Asset Value Per Share ($)	**15.45**	**15.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $248,550 foreign taxes withheld at source)	2,314,081
Interest	46,111
Total Income	**2,360,192**
Expenses:	
Investment advisory fee–Note 3(a)	658,189
Custodian fees	125,230
Distribution fees–Note 3(b)	47,467
Professional fees	16,454
Prospectus and shareholders' reports	10,724
Trustees' fees and expenses–Note 3(c)	4,750
Shareholder servicing costs–Note 3(b)	3,281
Registration fees	425
Loan commitment fees–Note 2	305
Miscellaneous	7,830
Total Expenses	**874,655**
Less–waiver of fees due to undertaking–Note 3(a)	(21,419)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(7,224)
Net Expenses	**846,012**
Investment Income–Net	**1,514,180**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	4,730,715
Net realized gain (loss) on forward currency exchange contracts	(91,630)
Net Realized Gain (Loss)	**4,639,085**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(8,023,869)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,384,784)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,870,604)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income–net	1,514,180	865,155
Net realized gain (loss) on investments	4,639,085	7,632,545
Net unrealized appreciation (depreciation) on investments	(8,023,869)	9,969,437
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**(1,870,604)**	**18,467,137**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	–	(870,666)
Service shares	–	(257,284)
Net realized gain on investments:		
Initial shares	(1,331,789)	(1,271,294)
Service shares	(527,874)	(468,090)
Total Dividends	**(1,859,663)**	**(2,867,334)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	25,895,098	40,833,715
Service shares	14,241,748	28,518,845
Dividends reinvested:		
Initial shares	1,331,789	2,141,960
Service shares	527,874	725,374
Cost of shares redeemed:		
Initial shares	(27,329,244)	(25,431,592)
Service shares	(5,115,219)	(5,117,977)
Increase (Decrease) in Net Assets from **Beneficial Interest Transactions**	**9,552,046**	**41,670,325**
Total Increase (Decrease) in Net Assets	**5,821,779**	**57,270,128**
Net Assets ($):		
Beginning of Period	122,831,960	65,561,832
End of Period	**128,653,739**	**122,831,960**
Undistributed (distributions in excess of) investment income–net	1,482,233	(31,947)

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	1,643,681	2,873,243
Shares issued for dividends reinvested	85,481	140,767
Shares redeemed	(1,763,668)	(1,762,671)
Net Increase (Decrease) in Shares Outstanding	**(34,506)**	**1,251,339**
Service Shares		
Shares sold	902,721	1,966,357
Shares issued for dividends reinvested	33,860	47,425
Shares redeemed	(327,835)	(357,787)
Net Increase (Decrease) in Shares Outstanding	**608,746**	**1,655,995**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2005 (Unaudited)	2004	2003	2002	2001	2000
		Year Ended December 31,				
Per Share Data ($):						
Net asset value, beginning of period	15.85	13.54	10.04	11.56	13.52	15.67
Investment Operations:						
Investment income–net[a]	.18	.16	.12	.12	.12	.11
Net realized and unrealized gain (loss) on investments	(.36)	2.54	3.51	(1.53)	(1.90)	(.74)
Total from Investment Operations	(.18)	2.70	3.63	(1.41)	(1.78)	(.63)
Distributions:						
Dividends from investment income–net	–	(.16)	(.13)	(.11)	(.11)	(.06)
Dividends from net realized gain on investments	(.22)	(.23)	–	–	–	(1.40)
Dividends in excess of net realized gain on investments	–	–	–	–	(.07)	(.06)
Total Distributions	(.22)	(.39)	(.13)	(.11)	(.18)	(1.52)
Net asset value, end of period	15.45	15.85	13.54	10.04	11.56	13.52
Total Return (%)	(1.16)[b]	20.02	36.36	(12.23)	(13.22)	(3.69)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.62[b]	1.25	1.49	1.47	1.60	1.39
Ratio of net expenses to average net assets	.62[b]	1.24	1.41	1.40	1.40	1.39
Ratio of net investment income to average net assets	1.15[b]	1.08	1.11	1.10	.97	.78
Portfolio Turnover Rate	27.54[b]	44.05	107.73	47.18	49.34	37.33
Net Assets, end of period ($ x 1,000)	85,989	88,713	58,849	27,549	21,602	25,765

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	15.86	13.56	10.06	11.58	13.52	13.52
Investment Operations:						
Investment income–net	.18[b]	.06[b]	.14[b]	.12[b]	.05[b]	–
Net realized and unrealized gain (loss) on investments	(.36)	2.62	3.49	(1.54)	(1.81)	–
Total from Investment Operations	(.18)	2.68	3.63	(1.42)	(1.76)	–
Distributions:						
Dividends from investment income–net	–	(.15)	(.13)	(.10)	(.11)	–
Dividends from net realized gain on investments	(.22)	(.23)	–	–	–	–
Dividends in excess of net realized gain on investments	–	–	–	–	(.07)	–
Total Distributions	(.22)	(.38)	(.13)	(.10)	(.18)	–
Net asset value, end of period	15.46	15.86	13.56	10.06	11.58	13.52
Total Return (%)	(1.16)[c]	19.83	36.28	(12.25)	(13.07)	–
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.75[c]	1.49	1.75	1.66	1.99	–
Ratio of net expenses to average net assets	.69[c]	1.39	1.41	1.40	1.40	–
Ratio of net investment income to average net assets	1.12[c]	.44	1.29	1.07	.44	–
Portfolio Turnover Rate	27.54[c]	44.05	107.73	47.18	49.34	37.33
Net Assets, end of period ($ x 1,000)	42,664	34,119	6,713	4,441	2,148	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the International Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $1,127,950 and long-term capital gains $1,739,384. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2005 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the average daily net assets of their class. During the period ended June 30, 2005, the Manager waived receipt of fees of $21,419, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $47,467 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $164 pursuant to the transfer agency agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $110,125, Rule 12b-1 distribution plan fees $8,716, chief compliance officer fees $1,998 and transfer agency per account fees $56, which are offset against an expense reimbursement currently in effect in the amount of $12,786.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended June 30, 2005, amounted to $42,371,007 and $34,869,702, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases;				
Swiss Franc, expiring 7/1/2005	49,399	38,461	38,533	72
Sales:		**Proceeds ($)**		
Japanese Yen, expiring 7/5/2005	7,008,991	63,218	63,187	31
New Zealand Dollar, expiring 7/1/2005	134,954	94,184	93,887	297
New Zealand Dollar, expiring 7/5/2005	112,567	78,133	78,313	(180)
Total				**220**

At June 30, 2005, accumulated net unrealized appreciation on investments was $14,279,357, consisting of $16,895,678 gross unrealized appreciation and $2,616,321 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999

and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Portfolio.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory fee, and total expense ratios within these comparison groups and against the portfolio's Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's 1-year and 3-year performance was below the averages of its comparison groups and Lipper category, but, that its 5-year performance was above the Lipper category average, although below the comparison group average. The Board noted that the portfolio's recent short-term performance (3-months and year-to-date as of April 30, 2005) compared favorably to that of its Lipper category average and comparison group for the same periods. The Board members noted that the portfolio's performance generally outperformed or slightly underperformed its benchmark in 7 of the previous 8 calendar years. The Board members also discussed the portfolio's expense ratio for each class of shares, noting it is higher than the average of its respective comparison group. They reviewed the range of management fees in the comparison groups and noted that the portfolio's investment advisory fee was higher than most of the fees paid by the funds in the comparison groups. The Board members noted the Manager's current undertaking to waive or reimburse certain fees and expenses to limit the portfolio's expense ratio, which reduced the expense ratio of the portfolio's Service shares.

Representatives of the Manager stated that there are no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies that were reported in the same Lipper category as the portfolio. Representatives of the Manager reviewed with the Board the fees paid to the Manager or its affiliates by separate accounts, or mutual funds for which the Manager or its affiliates serve as sub-investment adviser, with similar investment objectives, policies and strategies as the portfolio ("Separate Accounts") and explained the nature of each Separate Account and the differences, from the Manager's perspective, in management of such Separate Accounts as compared to the managing and providing other services to the portfolio. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Separate Accounts managed by the Manager or its affiliates to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Separate Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, the individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the increase in portfolio assets and the extent to which economies of scale would be realized as the portfolio continues to grow and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on profitability of the Manager.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement, with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the Manager's recent performance versus its Lipper category average and comparison group, the portfolio's longer term performance as compared to its Lipper category average and the portfolio's calendar year performance as compared to its benchmark.

- The Board concluded that the fee paid by the portfolio to the Manager was reasonable in light of comparative performance and expense and advisory fee information, particularly given the Manager's current undertaking to waive or reimburse certain fees and expenses, which reduced the expense ratio of the Service shares, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.
- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Investment Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
International Value Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
    Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0152SA0605

Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

Dreyfus Variable Investment Fund,
Limited Term High Yield Portfolio

The Portfolio

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Jonathan Uhrig.

The first half of 2005 proved to be an unusual time for fixed-income securities. Contrary to historical norms, yields of longer-term U.S. government securities fell — and their prices rose — even as the Federal Reserve Board attempted to forestall inflationary pressures by raising short-term interest rates. Signs of potential economic weakness, a strengthening U.S. dollar and robust investor demand appear to have fueled the rally in the more interest-rate-sensitive parts of the market. Conversely, prices in the corporate bond market declined despite an expanding economy, improved balance sheets and persistently low default rates.

In our view, these factors may have created new opportunities and challenges for fixed-income investors. Our economists currently expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for market conditions that could affect the various sectors of the U.S. bond market in different ways. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,



Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Jonathan Uhrig, Primary Portfolio Manager

How did Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio perform during the period?

For the six-month period ended June 30, 2005, the portfolio's Initial shares achieved a total return of 0.16%, and its Service shares achieved a total return of 0.03%. The portfolio generated aggregate income dividends of $0.239 for Initial shares and $0.230 for Service shares.[1] The Merrill Lynch High Yield Master II Index (the "Index"), the portfolio's benchmark, achieved a total return of 1.13% for the same period.[2]

High-yield bonds were hurt during the first half of 2005 by weaker-than-expected financial results from major U.S. automotive companies, which led some of the credit-rating agencies to downgrade their unsecured debt securities to the high-yield range. The portfolio produced lower returns than the Index, primarily due to company-specific disappointments in January.

Note to shareholders: On January 31, 2005, Jonathan Uhrig and John McNichols became the fund's primary and secondary portfolio managers, respectively. Each manages the portfolio under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon Asset Management, LLC (Standish) — an affiliate of Dreyfus. Mr. Uhrig is the high-yield portfolio manager and formerly the head of high-yield trading at Standish and has been employed by Standish Mellon since 1997. Mr. McNichols is the director of credit research and investment for Standish Mellon and has been employed by Standish Mellon since 1993.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To pursue this goal, we normally invest at least 80% of the portfolio's assets in fixed-income securities rated below investment-grade ("high-yield" or "junk" bonds). We may invest in various types of fixed-income securities, including corporate bonds and notes, mortgage-related securities, asset-backed securities, zero coupon securities, inflation-indexed bonds, convertible securities, preferred stocks and other debt securities of U.S. and foreign issuers.

In choosing securities, we seek to capture higher yields offered by junk bonds, while managing credit risk and the volatility caused by interest rate movements. We reduce interest rate risk by maintaining an average effective portfolio maturity of 5.5 years or less, although there is no limit on the maturity of individual securities.

Our investment process is based on fundamental credit research. We look at a variety of factors when assessing a potential investment, including the company's financial strength, the state of the industry or sector it belongs to, the long-term fundamentals of that industry or sector, the company's management, and whether there is sufficient equity value in the company.

What other factors influenced the portfolio's performance?

High-yield bonds generally continued to rally early in the reporting period. At the end of February most broad high-yield market measures reached all-time lows for yield spreads to Treasuries. In March, however, cash outflows from the high-yield market and disappointing news from General Motors and Ford Motor Company and some of their supplier companies put pressure on the credit markets. During the reporting period the major bond rating agencies took action to downgrade the unsecured debt ratings of Ford and GM from the investment-grade category to the high-yield range. Because these companies rank among the market's higher-volume issuers of corporate bonds, the change in credit ratings created heightened volatility as the high-yield market absorbed their securities.

At the same time, fixed-income investors grew increasingly worried that the trend among corporations toward balance sheet repair and cost-cutting might have reached its end. In fact, investors detected an apparent shift toward more shareholder-friendly activities — including share buybacks, dividend increases and asset acquisitions — that tend to put pressure on corporate balance sheets. As a result, investors became more risk averse, and higher-rated bonds tended to fare better than lower-rated ones.

In this environment, the portfolio began to lag its benchmark in January, when company-specific problems hurt the bonds of a limited number of energy and media companies that the fund owned. When we assumed responsibility for the portfolio at the end of that month, we began to reduce its holdings of CCC-rated and unrated securities in favor of higher-quality bonds. We cut back the portfolio's holdings of lower-rated issuers that did not meet our credit criteria. On the sector weighting front we also reduced holdings from broadcasters, which continued to suffer from an advertising slump, and chemical companies, which had reached prices we considered fairly valued.

Instead, we constructed a more broadly diversified portfolio in securities where the potential for credit improvement is higher.

These changes helped the portfolio avoid the full brunt of the market downturn in March and April, which was more severe at the lower end of the high-yield category. The portfolio's relative performance also benefited from its lack of exposure to the auto-parts sector. In the month of June, the relative performance of the portfolio was hurt by an underweighted position in the General Motors complex which rallied strongly in June. In addition, the traditional portfolio positioning of limiting exposure to interest rates caused some underperformance as yields on intermediate and long U.S. Treasuries dropped significantly in May and June.

What is the portfolio's current strategy?

In the wake of the rising market of the past few years, yield differences between corporate bonds and U.S. Treasury securities have narrowed beyond historical norms, leaving little room for disappointment. Accordingly, we have maintained a relatively cautious investment posture despite generally favorable market fundamentals, including low default rates and a growing economy. We believe that the portfolio's transition to a higher-quality credit profile is largely complete, and we have continued to search for new opportunities through intensive research into the financial conditions and business prospects of individual issuers.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of these portfolios directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement that was in effect through December 31, 2004, and which was extended to December 31, 2005. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity. Unlike the portfolio, it is not limited by any maximum average maturity.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.32	$ 4.46
Ending value (after expenses)	$1,001.60	$1,000.30

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.36	$ 4.51
Ending value (after expenses)	$1,020.48	$1,020.33

† *Expenses are equal to the fund's annualized expense ratio of .87% for Initial shares and .90% for Service shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Bonds and Notes–90.7%	Principal Amount[a]	Value ($)
Advertising–.3%		
RH Donnelley Financial:		
Sr. Notes, 8.875%, 2010	48,000 [b]	52,680
Sr. Sub. Notes, 10.875%, 2012	39,000 [b]	45,533
		98,213
Aerospace & Defense–.9%		
Argo-Tech,		
Sr. Notes, 9.25%, 2011	78,000	85,020
DRS Technologies,		
Sr. Sub. Notes, 6.875%, 2013	29,000	30,160
Transdigm,		
Sr. Sub Notes, 8.375%, 2011	155,000	165,075
		280,255
Agricultural–.2%		
Alliance One International,		
Notes, 11%, 2012	55,000 [b]	**56,925**
Airlines–.6%		
Northwest Airlines:		
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	109,542	82,141
Sr. Notes, 10%, 2009	130,000 [c]	57,200
United AirLines,		
Enhanced Pass-Through Ctfs.,		
Ser. 1997-1A, 1.34%, 2049	45,118 [d]	43,654
		182,995
Auto Manufacturing–.3%		
Navistar International,		
Sr. Notes, 7.5%, 2011	85,000 [c]	**87,125**
Automotive, Trucks & Parts–1.4%		
Airxcel,		
Sr. Sub. Notes, Ser. B, 11%, 2007	20,000	19,900
Goodyear Tire & Rubber,		
Sr. Notes, 9%, 2015	200,000 [b]	197,500
HLI Operating,		
Sr. Notes, 10.5%, 2010	18,000	17,730
Polypore,		
Sr. Discount Note, 0/10.50%, 2012	131,000 [b,e]	72,050
United Components,		
Sr. Sub. Notes, 9.375%, 2013	48,000	48,600
Visteon,		
Sr. Notes, 8.25%, 2010	90,000	83,700
		439,480

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Banking−1.0%		
Chevy Chase Bank FSB,		
Sub. Notes, 6.875%, 2013	200,000	207,500
Colonial Bank Montgomery Alabama,		
Sub. Notes, 9.375%, 2011	75,000	89,402
		296,902
Building & Construction−1.8%		
Asia Aluminum,		
Secured Notes, 8%, 2011	34,000 [b,c]	33,575
Beazer Homes USA,		
Sr. Notes, 6.875%, 2015	125,000 [b]	124,375
Compression Polymers,		
Sr. Notes, 10.5%, 2013	65,000 [b]	65,000
Goodman Global:		
Sr. Notes, 6.41%, 2012	25,000 [b,d]	24,750
Sr. Sub. Notes, 7.875%, 2012	29,000 [b,c]	26,970
Nortek,		
Sr. Sub. Notes, 8.5%, 2014	85,000	79,475
Owens Corning,		
Notes, 7.7%, 2008	175,000 [f]	128,625
Texas Industries,		
Sr. Notes, 7.25%, 2013	15,000 [b]	15,375
WCI Communities,		
Sr. Sub. Notes, 10.625%, 2011	67,000	72,695
		570,840
Chemicals−3.7%		
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	239,000	247,066
Huntsman International:		
Sr. Notes, 9.875%, 2009	29,000	31,175
Sr. Secured Notes, 11.625%, 2010	14,000	16,468
Nalco:		
Sr. Notes, 7.75%, 2011	50,000	53,500
Sr. Sub. Notes, 8.875%, 2013	275,000	296,312
PQ,		
Sr. Sub. Notes, 7.5%, 2013	20,000 [b]	19,750
Rhodia,		
Sr. Notes, 10.25%, 2010	262,000 [c]	282,305
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	96,000	106,320

Bonds and Notes (continued)		Principal Amount[a]	Value ($)
Chemicals (continued)			
Westlake Chemical, Sr. Notes, 8.75%, 2011		85,000	92,862
			1,145,758
Commercial & Professional Services−.9%			
Brickman, Sr. Sub. Notes, Ser. B, 11.75%, 2009		62,000	70,525
Corrections Corp of America, Sr. Sub. Notes, 6.25%, 2013		175,000	174,563
Service Corp International, Sr. Notes, 7%, 2017		45,000 [b]	46,462
			291,550
Consumer Products−1.2%			
Ames True Temper, Sr. Sub. Notes, 10%, 2012		85,000 [c]	68,850
Amscan, Sr. Sub. Notes, 8.75%, 2014		110,000	101,200
Playtex Products, Sr. Sub. Notes, 9.375%, 2011		160,000	169,200
Rayovac, Sr. Sub. Notes, 8.5%, 2013		32,000	33,600
			372,850
Diversified Financial Service−5.5%			
BCP Crystal US, Sr. Sub. Notes, 9.625%, 2014		155,000	174,375
Consolidated Communications Illinois/Texas, Sr. Notes, 9.75%, 2012		100,000 [b]	105,250
FINOVA, Notes, 7.5%, 2009		161,040	72,468
Ford Motor Credit: Global Landmark Securities, 7.375%, 2009		120,000	117,369
Notes, 3.75%, 2006		315,000 [d]	312,351
General Electric Capital, Notes, 7.75%, 2012		230,000	225,046
Glencore Funding, Notes, 6%, 2014		100,000 [b]	96,050
GMAC, Sr. Notes, 5.375%, 2011	EUR	80,000	86,920

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Diversified Financial Service (continued)		
K&F Acquisition, Sr. Sub. Notes, 7.75%, 2014	35,000	35,962
Kansas City Southern Railway, Sr. Notes, 9.5%, 2008	70,000	76,650
Leucadia National, Sr. Notes, 7%, 2013	75,000	75,375
Residential Capital:		
Notes, 6.375%, 2010	205,000 [b]	206,204
Notes, 6.875%, 2015	55,000 [b]	56,511
Stena AB, Sr. Notes, 7.5%, 2013	66,000	65,340
		1,705,871
Diversified Metals & Mining—1.4%		
CSN Islands VIII, Sr. Notes, 10%, 2015	85,000 [b]	92,225
Consol Energy, Notes, 7.875%, 2012	223,000	243,070
International Steel, Sr. Notes, 6.5%, 2014	90,000	86,850
		422,145
Electric Utilities—8.5%		
AES, Sr. Sub. Notes, 8.875%, 2011	450,000	504,000
Allegheny Energy Statutory Trust 2001 Secured Notes, 10.25%, 2007	226,999 [b]	250,876
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	418,000 [b,c]	470,250
Notes, 7.8%, 2011	56,000 [c]	61,320
CMS Energy, Sr. Notes, 9.875%, 2007	159,000	174,105
Calpine Generating, Secured Notes, 12.39%, 2011	17,000 [c,d]	15,555
Mirant, Sr. Notes, 7.4%, 2004	100,000 [b,f]	81,500
NRG Energy, Secured Bonds, 8%, 2013	140,000 [b]	148,400
Nevada Power:		
First Mortgage, 6.50%, 2012	32,000	33,600
Mortgage, Bonds Ser. A, 8.25%, 2011	70,000	79,275
Notes, Ser. E, 10.875%, 2009	63,000	70,718

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Electric Utilities (continued)		
Reliant Energy,		
Sr. Secured, Notes, 9.25%, 2010	270,000	295,650
Sierra Pacific Power:		
Mortgage Notes, 6.25%, 2012	50,000	51,625
Sr. Notes, 8.625%, 2014	129,000	143,190
TECO Energy,		
Sr. Notes, 6.75%, 2015	40,000 [b]	42,600
Texas Genco/Financing,		
Sr. Notes, 6.875%, 2014	50,000 [b]	52,875
TXU,		
Notes, 5.55%, 2014	150,000 [b]	146,228
		2,621,767
Electrical & Electronics−1.6%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	137,000	144,878
Fisher Scientific International:		
Sr. Sub. Notes, 8%, 2013	162,000	185,895
Sr. Sub. Notes, 6.125%, 2015	100,000 [b]	100,625
Imax,		
Sr. Notes, 9.625%, 2010	66,000	69,630
		501,028
Entertainment−2.8%		
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	110,000 [c]	120,863
Cinemark,		
Sr. Discount Notes, 0/9.75%, 2014	90,000 [e]	60,300
Intrawest,		
Sr. Notes, 7.5%, 2013	9,000	9,281
Isle of Capri Casinos,		
Sr. Sub. Notes, 9%, 2012	57,000 [c]	62,272
Mohegan Tribal Gaming Authority:		
Sr. Notes, 6.125%, 2013	170,000 [b]	172,550
Sr. Sub. Notes, 6.375%, 2009	157,000	160,925
Sr. Sub. Notes, 8%, 2012	85,000 [c]	91,375
Penn National Gaming:		
Sr. Sub. Notes, 6.75%, 2015	35,000 [b]	34,912
Sr. Sub. Notes, 6.875%, 2011	80,000	82,400
Seneca Gaming,		
Sr. Notes, 7.25%, 2012	60,000 [b]	62,325
		857,203

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Environmental Control–1.8%		
Allied Waste:		
Sr. Notes, Ser. B, 8.5%, 2008	425,000	447,844
Sr. Notes, Ser. B, 9.25%, 2012	37,000	40,145
Geo Sub,		
Sr. Notes, 11%, 2012	56,000	56,560
		544,549
Food & Beverages–2.0%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	16,000	16,620
Corn Products International:		
Sr. Notes, 8.25%, 2007	57,000	61,202
Sr. Notes, 8.45%, 2009	57,000	64,228
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	62,000	68,510
Dole Food:		
Debs., 8.75%, 2013	46,000	50,025
Sr. Notes, 8.625%, 2009	49,000	52,430
Sr. Notes, 8.875%, 2011	32,000	34,320
Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	25,000	25,531
Pinnacle Foods,		
Sr. Sub. Notes, 8.25%, 2013	80,000 [c]	72,000
Stater Brothers,		
Sr. Notes, 8.125%, 2012	170,000 [c]	166,600
		611,466
Gaming & Lodging–6.2%		
Chumash Casino & Resort Enterprise,		
Sr. Notes, 9.26%, 2010	40,000 [b]	43,500
Inn of the Mountain Gods Resort & Casino,		
Sr. Notes, 12%, 2010	174,000	201,840
Kerzner International,		
Notes, 8.875%, 2011	207,000	222,525
Mandalay Resort,		
Sr. Notes, 6.5%, 2009	127,000	130,492
MGM Mirage,		
Notes, 8.5%, 2010	129,000	143,835
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2005	152,000	154,660
Sr. Sub. Notes, 7.875%, 2010	79,000 [c]	88,875
Sr. Sub. Notes, 8.875%, 2008	321,000	359,119

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Gaming & Lodging (continued)		
Resorts International Hotel and Casino,		
First Mortgage, 11.5%, 2009	194,000	221,887
Trump Entertainment Resorts,		
Secured Notes, 8.5%, 2015	243,000	238,444
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	45,000 [b]	47,812
Wynn Las Vegas Capital,		
First Mortgage Notes, 6.625%, 2014	85,000 [b]	83,087
		1,936,076
Health Care−3.9%		
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	57,000	62,415
Coventry Health Care,		
Sr. Notes, 8.125%, 2012	115,000	124,775
DaVita,		
Sr. Sub. Notes, 7.25%, 2015	100,000 [b,c]	103,250
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	40,000	43,400
Healthsouth:		
Notes, 7.625%, 2012	100,000	97,500
Sr. Notes, 8.375%, 2011	95,000	94,762
Psychiatric Solutions,		
Sr. Sub. Notes, 7.75%, 2015	15,000 [b]	15,000
Tenet Healthcare,		
Sr. Notes, 9.875%, 2014	431,000	464,403
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	201,000 [c]	207,532
		1,213,037
Machinery−1.4%		
Case New Holland,		
Sr. Notes, 9.25%, 2011	209,000 [b]	220,495
Douglas Dynamics,		
Sr. Notes, 7.75%, 2012	215,000 [b]	211,775
		432,270
Manufacturing−.9%		
Bombardier,		
Notes, 6.3%, 2014	100,000 [b]	91,000
JB Poindexter & Co,		
Sr. Notes, 8.75%, 2014	152,000	139,080

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Manufacturing (continued)		
Polypore,		
Sr. Sub. Notes, 8.75%, 2012	68,000	63,920
		294,000
Media−7.3%		
Adelphia Communications,		
Sr. Notes, Ser. B, 7.75%, 2009	103,000 [f]	89,610
American Media Operation,		
Sr. Sub. Notes, Ser. B, 10.25%, 2009	60,000	60,300
CSC Holdings:		
Sr. Notes, 6.75%, 2012	66,000 [b]	62,370
Sr. Notes, 7.875%, 2007	123,000	127,612
Sr. Notes, Ser.B, 8.125%, 2009	100,000	101,750
Charter Communications:		
Sr. Notes, 8.75%, 2013	249,000	246,510
Sr. Discount Notes, 0/11.75%, 2011	55,000 [e]	36,713
Dex Media East Finance:		
Sr. Sub. Notes, Ser. B, 9.875%, 2009	11,000 [c]	12,182
Sr. Sub. Notes, Ser. B, 12.125%, 2012	207,000	248,917
Dex Media West/Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	153,000	175,185
DirecTV Holdings LLC,		
Sr. Notes, 8.375%, 2013	116,000	129,050
Entercom Radio Capital,		
Sr. Sub. Notes, 7.625%, 2014	35,000	36,662
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	30,000	32,700
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	87,000 [b]	94,830
LBI Media,		
Sr. Discount Notes, 0/11%, 2013	97,000 [e]	72,386
Lodgenet Entertainment,		
Sr. Sub. Deb., 9.5%, 2013	28,000	30,660
Nexstar Finance:		
Sr. Discount Notes, 0/11.375%, 2013	148,000 [e]	111,925
Sr. Sub. Notes, 7%, 2014	215,000	200,219
Pegasus Communications,		
Sr. Sub. Notes, Ser. B, 12.5%, 2007	228,000 [f]	126,255
Radio One,		
Sr. Sub. Notes, Ser. B, 8.875%, 2011	90,000	97,087
Salem Communications,		
Sr. Sub. Notes, Ser. B, 9%, 2011	138,000	149,385

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Media (continued)		
Young Broadcasting,		
Sr. Sub. Notes, 10%, 2011	30,000	28,650
		2,270,958
Oil & Gas—7.2%		
Coastal:		
Notes, 7.625%, 2008	256,000 [c]	263,040
Notes, 7.75%, 2010	257,000	263,425
Sr. Debs., 6.5%, 2008	57,000	56,858
Colorado Interstate Gas,		
Sr. Notes, 5.95%, 2015	75,000 [b]	74,316
El Paso Production,		
Sr. Notes, 7.75%, 2013	109,000	116,903
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	66,000	70,125
Sr. Notes, 9%, 2014	84,000	89,880
Hanover Equipment Trust:		
Sr. Secured Notes,		
Ser A., 8.5%, 2008	257,000	268,565
Sr. Secured Notes,		
Ser. B, 8.75%, 2011	11,000	11,742
McMoRan Exploration:		
Sr. Notes, 5.25%, 2011	57,000 [b]	75,881
Sr. Notes, 6%, 2008	316,000	472,025
Petroleum Geo-Services,		
Notes, 10%, 2010	120,000	135,000
Pogo Producing,		
Sr. Sub. Notes, 6.625%, 2015	135,000 [b]	140,062
Whiting Petroleum,		
Sr. Sub. Notes, 7.25%, 2013	155,000	158,875
		2,196,697
Packaging & Containers—4.3%		
Ball,		
Notes, 6.875%, 2012	150,000	158,250
Berry Plastics,		
Sr. Sub. Notes, 10.75%, 2012	35,000	38,369
Crown European,		
Sr. Secured Notes, 9.5%, 2011	230,000	255,300
Jefferson Smurfit,		
Sr. Notes, 8.25%, 2012	57,000	57,570
Norampac,		
Sr. Notes, 6.75%, 2013	75,000	75,563

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Packaging & Containers (continued)		
Owens-Brockway:		
Sr. Notes, 8.25%, 2013	30,000	32,738
Sr. Secured Notes, 6.75%, 2014	28,000	28,455
Sr. Secured Notes, 7.75%, 2011	60,000	64,050
Sr. Secured Notes, 8.75%, 2012	9,000	9,968
Sr. Secured Notes, 8.875%, 2009	50,000	53,375
Owens-Illinois,		
Debs., 7.8%, 2018	125,000	131,875
Pliant,		
Sr. Secured Discount Notes, 0/11.125%, 2009	97,000 [e]	85,845
Solo Cup,		
Sr. Sub. Notes, 8.5%, 2014	90,000 [c]	84,600
Stone Containers:		
Sr. Notes, 8.375%, 2012	75,000	76,125
Sr. Notes, 9.75%, 2011	180,000	191,250
		1,343,333
Paper & Forest Products−3.0%		
Appleton Papers,		
Sr. Sub Notes, 9.75%, 2014	185,000 [c]	179,450
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	80,000	82,000
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	123,000	131,456
Sr. Notes, 8.875%, 2010	485,000	552,900
		945,806
Pipelines−3.7%		
ANR Pipeline,		
Notes, 8.875%, 2010	150,000	165,289
Dynegy:		
Secured Notes, 9.875%, 2010	153,000 [b]	169,830
Secured Notes, 10.125%, 2013	134,000 [b]	152,090
Northwest Pipeline,		
Notes, 8.125%, 2010	155,000	168,950
Southern Natural Gas,		
Notes, 8.875%, 2010	123,000	135,537
Williams Cos.:		
Notes, 7.125%, 2011	100,000	108,500
Notes, 7.875%, 2021	150,000	171,375
Notes, 8.75%, 2032	50,000	60,313
		1,131,884

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Real Estate Investment Trust—1.0%		
BF Saul,		
Sr. Secured Notes, 7.5%, 2014	150,000	156,000
Host Marriott,		
Sr. Notes, Ser. M, 7%, 2012	150,000 [c]	156,375
		312,375
Retail—1.3%		
Amerigas Partners,		
Sr. Notes, 7.25%, 2015	80,000 [b,c]	83,600
JC Penney,		
Sr. Notes, 8%, 2010	101,000	111,605
Rite Aid:		
Sr. Secured Notes, 8.125%, 2010	70,000	72,450
Sr. Secured Notes, 12.5%, 2006	64,000 [c]	69,440
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	64,000	64,960
		402,055
Structured Index—4.1%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	190,000 [b,g]	177,365
Dow Jones CDX,		
Credit Linked Notes, Ser. 4-T2, 6.75%, 2010	1,073,000 [b,h]	1,079,036
		1,256,401
Technology— .8%		
Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	230,000	**244,950**
Telecommunications—7.7%		
American Tower:		
Sr. Notes, 7.125%, 2012	86,000	91,375
Sr. Notes, 9.375%, 2009	123,000	129,611
Sr. Sub. Notes, 7.25%, 2011	42,000	44,520
American Tower Escrow,		
Discount Notes, 0%, 2008	30,000	23,175
Hawaiian Telcom Communications,		
Sr. Notes, 8.91375%, 2013	75,000 [b,d]	77,625
Innova S de RL,		
Notes, 9.375%, 2013	128,000	144,960
Intelsat Bermuda,		
Sr. Notes, 7.805%, 2012	85,000 [b,d]	86,913
Sr. Notes, 8.25%, 2013	105,000 [b]	108,938

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Telecommunications (continued)		
Nextel Partners,		
Sr. Notes, 12.5%, 2009	77,000	84,026
Qwest,		
Bank Note, Ser. A, 6.5%, 2007	74,800 [d]	77,044
Bank Note, Ser. B, 6.95%, 2010	50,000 [d]	49,500
Qwest Communications International,		
Sr. Notes, 7.5%, 2014	255,000 [b]	242,569
Qwest Services,		
Secured Notes, 14%, 2014	135,000	164,363
Rogers Wireless Communications,		
Secured Notes, 7.25%, 2012	150,000	162,750
SBA Telecommunications,		
Sr. Discount Notes, 0/9.75%, 2011	310,000 [e]	286,750
Spectrasite,		
Sr. Notes, 8.25%, 2010	121,000	128,865
US Unwired,		
Second Priority Sr. Secured Notes,		
Ser. B, 10%, 2012	142,000	158,685
UbiquiTel Operating,		
Sr. Notes, 9.875%, 2011	86,000	94,815
Western Wireless,		
Sr. Notes, 9.25%, 2013	201,000	229,894
		2,386,378
Textiles & Apparel−.3%		
Dan River,		
Sr. Notes, 12.75%, 2009	135,000 [c,f]	−
INVISTA,		
Notes, 9.25%, 2012	80,000 [b]	87,800
		87,800
Transportation−1.7%		
CHC Helicopter,		
Sr. Sub. Notes, 7.375%, 2014	96,000	96,240
Greenbrier,		
Sr. Notes, 8.375%, 2015	100,000 [b]	102,250
Gulfmark Offshore,		
Sr. Sub. Notes, 7.75%, 2014	113,000	119,498
TFM, S.A. de C.V.,		
Sr. Notes, 10.25%, 2007	214,000	230,050
		548,038
Total Bonds and Notes		
(cost $27,217,234)		**28,088,980**

Preferred Stocks–2.3	Shares	Value ($)
Diversified Financial Service–1.1%		
Sovereign Capital Trust II, Cum. Conv., $2.1875 4	6,850	303,113
Williams Holdings Of Delaware, Cum. Conv., $2.75	460 [b]	41,975
		345,088
Media–1.2%		
Paxson Communications, Cum. Conv., $975	34 [b]	131,828
Spanish Broadcasting System (Units) Cum. Conv., Ser. B, $107.5	213	227,984
		359,812
Total Preferred Stocks (cost $888,479)		**704,900**

Common Stocks–.4%		
Chemicals–.0%		
Huntsman	626 [i]	**12,689**
Gaming & Lodging–.0%		
Trump Entertainment Resorts	333 [i]	**4,528**
Telecommunications–.4%		
AboveNet	3,991 [c,i]	111,748
Horizon PCS, Cl. A	36 [j]	936
		112,684
Textiles & Apparel–.0%		
Dan River	4,342 [c,i]	**5,210**
Total Common Stocks (cost $226,672)		**135,111**

Other–.0%		
Telecommunications:		
AboveNet (warrants)	297 [c,i]	2,376
AboveNet (warrants)	350 [j]	1,400
Total Other (cost $11,055)		**3,776**

Other Investments–5.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost 1,751,000)	1,751,000 j	**1,751,000**
Investment of Cash Collateral for Securities Loaned–8.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advanatage Plus Fund (cost $2,697,196)	2,697,196 j	**2,697,196**
Total Investment (cost $32,780,581)	**107.8%**	**33,380,963**
Liabilites, Less Cash and Receivables	**(7.8%)**	**(2,406,566)**
Net Assets	**100.0%**	**30,974,397**

[a] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   Eur—Euro
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2005, these securities amounted to $6,705,523 or 21.6% of net assets.*
[c] *All or a portion of these securities are on loan. At June 30, 2005, the total market value of the fund's securities on loan is $2,564,766 and the total market value of the collateral held by the fund is $2,697,196.*
[d] *Variable rate security—interest rate subject to periodic change.*
[e] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity date.*
[f] *Non-income producing—security in default.*
[g] *Security linked to Goldman Sachs Non-Energy-Excess Return Index.*
[h] *Security linked to a portfolio of debt securities.*
[i] *Non-income producing security.*
[j] *Investments in affiliated money market funds.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Corporate Bonds	86.6	Common Stocks	.4
Money Market Investments	14.4	Swaps, Foreign Currency	
Structured Index	4.1	Exchange Contracts	.0
Preferred Stocks	2.3		**107.8**

[†] *Based on net assets.*
See notes to financial statements.

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities		
on loan valued at $2,564,766)–Note 1(c):		
Unaffiliated issuers	28,332,385	28,932,767
Affiliated issuers	4,448,196	4,448,196
Cash denominated in foreign currencies	43	43
Dividends and interest receivable		537,880
Receivable for investment securities sold		51,150
Receivable from broker for swap transaction		813
Unrealized appreciation on forward currency		
exchange contracts–Note 4		402
Prepaid expenses		1,500
		33,972,751
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		19,669
Cash overdraft due to custodian		74,654
Liability for securities on loan–Note 1(c)		2,697,196
Payable for investment securities purchased		194,087
Unrealized depreciation on swap contracts–Note 4		2,146
Accrued expenses		10,602
		2,998,354
Net Assets ($)		**30,974,397**
Composition of Net Assets ($):		
Paid-in capital		65,655,355
Accumulated distributions in excess of investment income–net		(18,996)
Accumulated net realized gain (loss) on investments		(35,260,600)
Accumulated net unrealized appreciation (depreciation)		
on investments and foreign currency transactions		598,638
Net Assets ($)		**30,974,397**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	21,875,696	9,098,701
Shares Outstanding	3,312,803	1,374,587
Net Asset Value Per Share ($)	**6.60**	**6.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Interest	1,119,141
Dividends:	
Unaffiliated issuers	26,514
Affiliated issuers	49,742
Income from securities lending	11,824
Total Income	**1,207,221**
Expenses:	
Investment advisory fee–Note 3(a)	103,695
Auditing fees	14,476
Distribution fees–Note 3(b)	11,506
Prospectus and shareholders' reports	4,671
Trustees' fees and expenses–Note 3(c)	1,968
Custodian fees–Note 3(b)	1,644
Shareholder servicing costs–Note 3(b)	1,219
Legal fees	497
Miscellaneous	10,389
Total Expenses	**150,065**
Less–waiver of fees due to undertaking–Note 3(a)	(9,997)
Net Expenses	**140,068**
Investment Income–Net	**1,067,153**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(428,475)
Net realized gain (loss) on swap transactions	203
Net realized gain (loss) on forward currency exchange contracts	22
Net Realized Gain (Loss)	**(428,250)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, forward currency exchange contracts and swap transactions	(617,969)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,046,219)**
Net Increase in Net Assets Resulting from Operations	**20,934**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income–net	1,067,153	2,260,746
Net realized gain (loss) on investments	(428,250)	1,126,311
Net unrealized appreciation (depreciation) on investments	(617,969)	(211,372)
Net Increase (Decrease) in Net Assets Resulting from Operations	**20,934**	**3,175,685**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(794,677)	(1,757,277)
Service shares	(313,841)	(642,542)
Total Dividends	**(1,108,518)**	**(2,399,819)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,060,704	1,502,127
Service shares	819,702	2,407,679
Dividends reinvested:		
Initial shares	794,677	1,757,277
Service shares	313,841	642,542
Cost of shares redeemed:		
Initial shares	(3,081,781)	(5,508,371)
Service shares	(1,167,155)	(2,887,368)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,260,012)**	**(2,086,114)**
Total Increase (Decrease) in Net Assets	**(2,347,596)**	**(1,310,248)**
Net Assets ($):		
Beginning of Period	33,321,993	34,632,241
End of Period	**30,974,397**	**33,321,993**
Undistributed (distributions in excess of) investment income (loss)–net	(18,996)	22,369
Capital Share Transactions:		
Initial Shares		
Shares sold	155,624	225,131
Shares issued for dividends reinvested	120,406	263,707
Shares redeemed	(459,016)	(821,797)
Net Increase (Decrease) in Shares Outstanding	**(182,986)**	**(332,959)**
Service Shares		
Shares sold	121,072	357,890
Shares issued for dividends reinvested	47,480	96,282
Shares redeemed	(174,426)	(431,163)
Net Increase (Decrease) in Shares Outstanding	**(5,874)**	**23,009**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Six Months Ended June 30, 2005 | Year Ended December 31, | | | | |
Initial Shares	(Unaudited)	2004a	2003	2002	2001b	2000
Per Share Data ($):						
Net asset value, beginning of period	6.83	6.68	5.63	7.33	8.47	10.44
Investment Operations:						
Investment income−net	.24c	.46c	.53c	.69c	.84c	1.15
Net realized and unrealized gain (loss) on investments	(.23)	.19	1.12	(1.64)	(1.07)	(1.95)
Total from Investment Operations	.01	.65	1.65	(.95)	(.23)	(.80)
Distributions:						
Dividends from investment income−net	(.24)	(.50)	(.60)	(.75)	(.91)	(1.17)
Net asset value, end of period	6.60	6.83	6.68	5.63	7.33	8.47
Total Return (%)	.16d	10.10	30.00	(13.01)	(2.90)	(8.27)

Initial Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004[a]	2003	2002	2001[b]	2000
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.87[e]	.89	.96	.94	.91	.99
Ratio of net expenses to average net assets	.87[e]	.89	.90	.92	.91	.99
Ratio of net investment income to average net assets	7.12[e]	6.82	8.43	10.69	10.37	11.10
Portfolio Turnover Rate	35.96[d]	78.90	258.88	436.35	198.14	15.29
Net Assets, end of period ($ x 1,000)	21,876	23,881	25,571	20,033	30,146	39,529

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 6.81% to 6.82%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[b] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 11.07% to 10.37%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004[a]	2003	2002	2001[b]	2000
Per Share Data ($):						
Net asset value, beginning of period	6.84	6.68	5.63	7.33	8.46	8.46
Investment Operations:						
Investment income–net	.24[c]	.46[c]	.53[c]	.68[c]	.79[c]	–
Net realized and unrealized gain (loss) on investments	(.23)	.19	1.12	(1.63)	(1.02)	–
Total from Investment Operations	.01	.65	1.65	(.95)	(.23)	–
Distributions:						
Dividends from investment income–net	(.23)	(.49)	(.60)	(.75)	(.90)	–
Net asset value, end of period	6.62	6.84	6.68	5.63	7.33	8.46
Total Return (%)	.03[d]	10.06	30.28	(13.12)	(2.95)	–

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004[a]	2003	2002	2001[b]	2000
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.12[e]	1.14	1.22	1.25	1.15	–
Ratio of net expenses to average net assets	.90[e]	.90	.90	.92	.91	–
Ratio of net investment income to average net assets	7.10[e]	6.80	8.34	10.73	10.35	–
Portfolio Turnover Rate	35.96[d]	78.90	258.88	436.35	198.14	15.29
Net Assets, end of period ($ x 1,000)	9,099	9,441	9,062	4,933	2,797	1

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[b] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 11.04% to 10.35%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940 as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Limited Term High Yield Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the portfolio to declare and pay dividends quarterly from investment income-net. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain.

Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $34,661,582 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $4,814,711 of the carryover expires in fiscal 2007, $4,480,534 expires in fiscal 2008, $10,613,045 expires in fiscal 2009, $10,693,853 expires in fiscal 2010 and $4,059,439 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: ordinary income $2,399,819. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .65 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2005 to December 31, 2005, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings exceed .90 of 1% of the value of the average daily net assets of their class. During the period ended June 30, 2005, the Manager waived receipt of fees of $9,997, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $11,506 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $38 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $1,644 pursuant to the custody agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $16,534, chief compliance officer fees $1,998, Rule 12b-1 distribution plan fees $1,858, custodian fees $1,187 and transfer agency per account fees $814, which are offset against an expense reimbursement currently in effect in the amount of $2,722.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, forward currency exchange contracts, and swap transactions, during the period ended June 30, 2005, amounted to $12,004,975 and $10,064,110, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions.

When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2005.

Forward Currency Sales Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Euro expiring 9/21/2005	80,000	97,482	97,080	402

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts on the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts, in the Statement of Operations.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at June 30, 2005:

Notional Amount ($)	Description	Unrealized (Depreciation) ($)
150,000	Agreement with JP Morgan terminating June 20, 2010 to pay a fixed rate of 1.95% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Owens Brockaway, 8.25%, 5/15/2013	(1,042)
150,000	Agreement with JP Morgan terminating June 20, 2010 to receive a fixed rate of 2.6% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Owens Illinois, 7.5%, 5/15/2010	(1,104)
Total		**(2,146)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2005, accumulated net unrealized appreciation on investments was $600,382, consisting of $1,391,659 gross unrealized appreciation and $791,277 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation

expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees for the Fund held on June 8-9, 200, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day Fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory fee, and total expense ratios within these comparison groups and against the portfolio's Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's income yield performance during the review periods was above the averages for its comparison groups and Lipper category. The Board members noted that the portfolio's total return performance was below the averages of its comparison groups and Lipper category for the 3-year and 5-year periods, but that the portfolio's more recent 1-year total return performance was above the averages of its comparison groups and Lipper category, and its recent 3-month and 1-month Initial share total return performance was consistent with this improved performance. The Board members noted that the portfolio's management team was changed in January 2005. The Board members also discussed the portfolio's expense ratio for each class of shares, noting it is higher than the average of its respective comparison group, but that several funds have higher expense ratios than the portfolio. They reviewed the range of management fees in the comparison group, noting that the portfolio's investment advisory fee generally ranked in the top half (i.e., lower than most) or in the middle of its comparison groups, depending on the group. The Board members noted that the Manager has a current undertaking to waive or reimburse certain fees and expenses to limit the portfolio's expense ratio, which lowered the portfolio's expense ratio for its Service shares.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds") and by separate accounts or mutual funds for which the Manager or its affiliates serve as sub-investment adviser with similar investment objectives, policies and strategies as the portfolio (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") and explained the nature of each Similar Account and the differences, from the Manager's perspective, in management of such Similar Accounts as compared to managing and providing other services to the portfolio. The Similar Funds' were those mutual funds reported as "high current yield" funds by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager or its affiliates to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in fund assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided. The current fee waiver and expense reimbursement arrangement, which reduced the expense ratio for the portfolio's Service shares, and its effect on the profitability of the Manager, also was noted.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement, with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• The Board generally was satisfied with the portfolio's overall income performance and the recent improvement in the 1-year total return performance and the more recent Initial shares total return performance, as well as the recent change in the portfolio's management team in January 2005.

- The Board concluded that the fee paid by the portfolio to the Manager was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's undertaking to waive or reimburse certain fees and expenses, which reduced the expense ratio of the Service shares, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.
- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the portfolio's Investment Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

N O T E S

For More Information

**Dreyfus Variable
Investment Fund,
Limited Term
High Yield Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0156SA0605

Dreyfus Variable Investment Fund, Money Market Portfolio

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Money Market Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Bernard W. Kiernan, Jr.

The Federal Reserve Board continued to raise short-term interest rates steadily and gradually over the first half of 2005 in its ongoing effort to move away from its previously accommodative monetary policy. As the federal funds rate climbed, so have yields of money market instruments, providing a much-needed boost to money market fund yields, which were at historically low levels this same time last year.

Despite recent evidence that the U.S. economy might be slowing, most analysts currently believe that the Fed is likely to continue to raise short-term interest rates until they reach a level that neither stimulates nor restricts economic activity. This view is consistent with that of our economists, who are calling for the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus Variable Investment Fund, Money Market Portfolio perform during the period?

During the six-month period ended June 30, 2005, the portfolio produced an annualized yield of 2.08%. Taking into account the effects of compounding, the portfolio also provided an annualized effective yield of 2.10% for the same period.[1]

What is the portfolio's investment approach?

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the portfolio invests in a diversified selection of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and dollar-denominated obligations issued or guaranteed by foreign governments.

Normally, the portfolio invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the portfolio's performance?

The portfolio's performance was influenced primarily by rising short-term interest rates in a recovering economy. The Federal Reserve Board (the "Fed") raised interest rates at each of four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, continuing its gradual move away from the aggressively accommodative monetary policy that had prevailed over the past several years.

In early February, the Fed increased the overnight federal funds rate from 2.25% to 2.5%. Although the move was widely expected, many analysts at the time believed that inflationary pressures remained low in a moderately growing economy. By the time of the next FOMC meeting in late March, however, surging energy prices and healthy employment gains had rekindled investors' inflation concerns. In its announcement of the March rate increase to 2.75%, the Fed adopted a more hawkish tone, noting, "Pressures on inflation have picked up in recent months and pricing power is more evident." It was later estimated that the U.S. economy expanded at a 3.5% annualized rate during the first quarter of 2005.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch. However, it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. While these data provided some encouragement that high energy prices had not hindered the economic expansion, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

At its FOMC meeting in early May, the Fed implemented its eighth consecutive rate hike, driving the federal funds rate to 3%. However, evidence of slower economic growth in global markets weighed on investor sentiment in May. Signs that China's torrid growth rate may be moderating and the impending rejection of the European Union's proposed constitution contributed to worries of weakness in the U.S. economy's manufacturing sector. As a result, the 10-year U.S. Treasury bond rallied strongly, ending the reporting period with a yield below 4%.

Economic expectations appeared to improve in June, when the U.S. labor market posted another relatively impressive performance. On the other hand, oil prices broke the $60/barrel barrier during the month, and investors continued to worry that higher energy and borrowing costs might hinder economic activity. In fact, some analysts believed that the Fed was near the end of its credit tightening cycle. However, when the Fed hiked the federal funds rate to 3.25% on June 30, the reporting period's last day, it left the language in its accompanying statement unchanged, suggesting that additional rate increases remained in store.

In this changing environment, many money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This caused yield differences between overnight instruments and one-year securities to steepen significantly.

As interest rates rose, we maintained a relatively defensive investment posture by setting the portfolio's weighted average maturity in a range we considered shorter than industry averages. However, we occasionally shortened or extended the portfolio's weighted average maturity to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the portfolio's current strategy?

While the U.S. economy recently has sent mixed signals regarding the sustainability of its current growth rate, it appears likely that the Fed will continue to raise short-term interest rates during the second half of the year. Accordingly, we have continued to maintain the portfolio's relatively short weighted average maturity in an attempt to foster liquidity and capture potential investment opportunities if interest rates rise.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Money Market Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.
An investment in the portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Money Market Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.99
Ending value (after expenses)	$1,010.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 3.01
Ending value (after expenses)	$1,021.82

† Expenses are equal to the portfolio's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit—9.8%	Principal Amount ($)	Value ($)
American Express Bank FSB (Yankee)		
3.30%, 9/6/2005	4,000,000	4,000,000
Citibank N.A.		
3.14%, 8/4/2005	4,000,000	4,000,000
World Savings Bank		
3.10%, 7/11/2005	4,000,000	3,999,989
Total Negotiable Bank Certificates of Deposit		
(cost $11,999,989)		**11,999,989**

Commercial Paper—77.6%		
Amstel Funding Corp.		
3.45%, 9/30/2005	4,000,000 [a]	3,965,420
Atlantis One Funding Corp.		
3.13%, 7/19/2005	4,021,000 [a]	4,014,737
Barclays US Funding Corp.		
3.11%, 7/11/2005	4,000,000	3,996,561
Beta Finance Inc.		
3.27%, 9/6/2005	4,000,000 [a]	3,975,880
CRC Funding LLC		
3.13%, 7/20/2005	4,000,000 [a]	3,993,434
CSFB (USA) Inc.		
3.10%, 7/13/2005	4,000,000	3,995,887
Cafco LLC		
3.10%, 7/8/2005	4,000,000 [a]	3,997,604
Charta LLC		
3.11%, 7/12/2005	4,000,000 [a]	3,996,223
Crown Point Capital LLC		
3.30%, 9/7/2005	4,000,000 [a]	3,975,293
Deutsche Financial LLC		
3.40%, 7/1/2005	4,000,000	4,000,000
Dexia Delaware LLP		
3.30%, 9/6/2005	4,000,000	3,975,657
Govco Inc.		
3.30%, 9/7/2005	4,000,000 [a]	3,975,293
Grampian Funding LLC		
3.12%, 7/28/2005	4,000,000 [a]	3,990,730
HSBC Bank USA		
3.30%, 9/6/2005	4,000,000	3,975,657

Commercial Paper (continued)	Principal Amount ($)	Value ($)
K2 USA LLC 3.27%, 9/6/2005	4,000,000 [a]	3,975,880
Links Finance Corp. 3.44%, 9/29/2005	4,000,000 [a]	3,965,900
Morgan Stanley 3.11%, 7/13/2005	4,000,000	3,995,880
Nordea North America Inc. 3.30%, 9/6/2005	4,000,000	3,975,657
San Paolo IMI US Financial Co. 3.45%, 9/26/2005	3,000,000	2,975,205
Scaldis Capital LLC 3.12%, 7/25/2005	4,000,000 [a]	3,991,733
Sigma Finance Inc. 3.13%, 7/19/2005	4,000,000 [a]	3,993,770
Solitaire Funding LLC 3.45%, 9/30/2005	4,000,000 [a]	3,965,420
Three Pillars Funding Corp. 3.11%, 7/11/2005	4,000,000 [a]	3,996,567
White Pine Corp. 3.12%, 7/25/2005	4,000,000 [a]	3,991,734
Total Commercial Paper (cost $94,656,122)		**94,656,122**

Corporate Notes—9.8%		
Harrier Finance Funding 3.27%, 4/13/2006	4,000,000 [a, b]	4,000,000
Lehman Brothers Inc. 3.06%, 2/23/2006	4,000,000 [b]	4,000,000
Wells Fargo & Co. 3.14%, 7/3/2011	4,000,000 [b]	4,000,000
Total Corporate Notes (cost $12,000,000)		**12,000,000**

Time Deposits–4.0%	Principal Amount ($)	Value ($)
Amsouth Bank (Grand Cayman) 3.31%, 7/1/2005 (cost $4,900,000)	4,900,000	**4,900,000**
Total Investments (cost $123,556,111)	**101.2%**	**123,556,111**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(1,495,363)**
Net Assets	**100.0%**	**122,060,748**

a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2005, these securities amounted to $67,765,618 or 55.5% of net assets.*

b   *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	49.0	Brokerage Firms	6.6
Asset-Backed-Multiseller	22.7	Asset-Backed-Securities Arbitrage	3.3
Asset-Backed-Structured Investment Vehicles	19.6		**101.2**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	123,556,111	123,556,111
Cash		1,069,325
Interest receivable		84,375
Prepaid expenses		2,737
		124,712,548
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		53,915
Payable for shares of Beneficial Interest redeemed		2,544,118
Accrued expenses		53,767
		2,651,800
Net Assets ($)		**122,060,748**
Composition of Net Assets ($):		
Paid-in capital		122,083,577
Accumulated net realized gain (loss) on investments		(22,829)
Net Assets ($)		**122,060,748**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		122,083,577
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,611,104**
Expenses:	
Investment advisory fee–Note 2(a)	300,325
Custodian fees	16,449
Professional fees	14,733
Prospectus and shareholders' reports	14,429
Shareholder servicing costs–Note 2(a)	5,976
Trustees' fees and expenses–Note 2(b)	4,315
Miscellaneous	3,436
Total Expenses	**359,663**
Investment Income–Net	**1,251,441**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(65)**
Net Increase in Net Assets Resulting from Operations	**1,251,376**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income—net	1,251,441	993,834
Net realized gain (loss) on investments	(65)	1,438
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,251,376**	**995,272**
Dividends to Shareholders from ($):		
Investment income—net	**(1,251,441)**	**(993,834)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	114,086,309	246,007,735
Dividends reinvested	1,252,860	993,834
Cost of shares redeemed	(97,507,039)	(295,333,389)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**17,832,130**	**(48,331,820)**
Total Increase (Decrease) in Net Assets	**17,832,065**	**(48,330,382)**
Net Assets ($):		
Beginning of Period	104,228,683	152,559,065
End of Period	**122,060,748**	**104,228,683**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.010	.008	.007	.015	.039	.058
Distributions:						
Dividends from investment income−net	(.010)	(.008)	(.007)	(.015)	(.039)	(.058)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.10[a]	.80	.70	1.46	3.97	5.98
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60[a]	.60	.57	.56	.58	.60
Ratio of net expenses to average net assets	.60[a]	.60	.57	.56	.58	.60
Ratio of net investment income to average net assets	2.08[a]	.77	.71	1.44	3.72	5.87
Net Assets, end of period ($ x 1,000)	122,061	104,229	152,559	196,217	190,449	124,375

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Money Market Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

It is the portfolio's policy to maintain a continuous net asset value per share of $1.00; the portfolio has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the portfolio will be able to maintain a stable net asset value per share of $1.00.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the portfolio's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the portfolio to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986 as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $22,833 available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, $783 of the carryover expires in fiscal 2007, $11,060 expires in fiscal 2008, $10,973 expires in fiscal 2010 and $17 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .50 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $155 pursuant to the transfer agency agreement.

During the period ended June 30, 2005, the fund was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $51,873, chief compliance officer fees $1,998 and transfer agency per account fees $44.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Compliant in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The Board members reviewed the portfolio's performance, investment advisory fee, and total expense ratios within its comparison group and against the portfolio's Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and took note of the portfolio's generally competitive performance noting that the portfolio's performance was above the comparison group and Lipper category averages for the 5-year and 10-year periods, was in the top half of its comparison group and Lipper category rankings for the 5-year and 10-year periods, and was in the top half of its Lipper category ranking for the 3-year period. The Board members also discussed the portfolio's expense ratio, noting it is higher than the average of its comparison group and that it ranks in the bottom half (i.e., higher than most of the other funds) of its comparison group. They reviewed the range of management fees in the comparison group and noted that the portfolio's investment advisory fee was in the bottom half (i.e., higher than most of the other funds) of the comparison group rankings, but that the fees paid by most of the other funds were close to what the portfolio pays in management fees.

Representatives of the Manager stated that there are no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio, which were reported in the same Lipper category as the portfolio, and that there were no separate accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio. The Manager or its affiliates do not manage other money market funds for insurance products. The Manager's representatives also reviewed the costs associated with distribution through intermediaries.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, quality and extent of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, quality, and extent of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the portfolio's performance, noting its longer term performance where the portfolio outperformed its comparison group and Lipper category.
- The Board concluded that the fee paid by the portfolio to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.
- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Investment Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Money Market Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the portfolio voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0117SA0605

Dreyfus Variable Investment Fund, Quality Bond Portfolio

SEMIANNUAL REPORT June 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Quality Bond Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Catherine Powers.

The first half of 2005 proved to be an unusual time for fixed-income securities. Contrary to historical norms, yields of longer-term U.S. government securities fell — and their prices rose — even as the Federal Reserve Board attempted to forestall inflationary pressures by raising short-term interest rates. Signs of potential economic weakness, a strengthening U.S. dollar and robust investor demand appear to have fueled the rally in the more interest-rate-sensitive parts of the market. Conversely, prices in the corporate bond market declined despite an expanding economy, improved balance sheets and persistently low default rates.

In our view, these factors may have created new opportunities and challenges for fixed-income investors. Our economists currently expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for market conditions that could affect the various sectors of the U.S. bond market in different ways. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Catherine Powers, Primary Portfolio Manager

How did Dreyfus Variable Investment Fund, Quality Bond Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2005, the portfolio's Initial shares achieved a total return of 2.28%, and its Service shares achieved a total return of 2.17%.[1] The portfolio produced aggregate income dividends of $0.177 per share and $0.164 per share for its Initial and Service shares, respectively. In comparison, the portfolio's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 2.51% for the same period.[2]

During the reporting period, short-term interest rates continued to rise amid additional Federal Reserve Board ("the Fed") rate hikes. Despite higher short-term rates, the yields of longer-term Treasuries fell. Broad sectors posted lackluster returns relative to Treasuries over the last six months. In particular, corporate bonds returns were disappointing as the sector's returns were pressured by increased event risk and ratings downgrades in the auto industry. Although this environment has been difficult for non-Treasury assets, the portfolio's returns kept reasonable pace with the benchmark. The major positive contribution to performance results has been from the portfolio's barbell yield-curve strategy which benefited from the significant flattening of the Treasury curve over the last six months.

Note to shareholders: On January 31, 2005, Catherine Powers and Christopher Pellegrino became the fund's primary and secondary portfolio managers, respectively. Each manages the portfolio under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon Asset Management, LLC (Standish) — an affiliate of Dreyfus. Ms. Powers also is a Senior Portfolio Manager for Active Core Strategies, responsible for high-grade core and core-plus fixed-income strategies, with Standish. Mr. Pellegrino also is a Senior Portfolio Manager for Active Core Strategies, responsible for the management of high-grade core strategies, with Standish.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To achieve this objective, the portfolio normally invests at least 80% of its assets in bonds, including corporate bonds, mortgage-related securities, collateralized mortgage obligations and asset-backed securities that, when purchased, are A-rated or better or what we believe are the unrated equivalent, and in securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities. The portfolio may also invest up to 10% of its net assets in non-dollar-denominated foreign securities and up to 20% of its assets in the securities of foreign issues collectively.

What other factors affected the portfolio's performance?

The Fed continued to raise short-term interest rates, implementing rate hikes at each of four meetings of its Federal Open Market Committee. As a result, the federal funds rate climbed from 2.25% at the start of the reporting period to 3.25% at the end. As expected, rising interest rates eroded prices of most short-term fixed-income securities. Contrary to historical tightening cycles, however, prices of longer-term bonds rose, and the yield of the 10-year U.S. Treasury bond ended the reporting period below 4%.

The corporate sector began the reporting period with historically narrow yield spreads, particularly in lower-quality bonds. As this left little room for disappointment, the corporate bond market sold off sharply in March and April, when major U.S. automotive companies released disappointing financial results, and bond-rating agencies downgraded General Motors' unsecured debt to below investment grade.

In this difficult environment for non-Treasury assets, the portfolio's relative performance benefited from its defensive posture across spread sectors. A bias toward higher-rated corporate bonds helped the portfolio's returns as well as strong bottom-up security selection. The relatively small allocation to high yield was a modest negative. The barbell yield-curve positioning strategy helped boost returns as yield differences between short- and long-term securities narrowed. In the Treasury Inflation

Protected Securities ("TIPS") sector, the advantage of seasonally high inflation accruals was offset by declining inflation expectations. As a result, the higher allocation to TIPS has been only a marginal benefit to the portfolio. Finally, the portfolio's modest underweight to better-performing mortgage-backed securities was a slight drag on relative performance.

What is the portfolio's current strategy?

Recently, we have shifted portfolio positioning for the next phase of monetary policy. Although we expect the Fed to continue raising interest rates, we believe that we are nearing the end of the tightening cycle. Accordingly, we have adopted a "bulleted" yield curve positioning, with a focus on securities in the intermediate area. We also have reduced the portfolio's holdings of TIPS in favor of nominal U.S. Treasury securities.

As of the reporting period's end, we continue to view risk premiums across broad market sectors as relatively rich. Consequently, we believe that a generally defensive investment posture is prudent until the Fed makes clearer its intentions for monetary policy.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Quality Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended or terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.11	$ 4.31
Ending value (after expenses)	$1,022.80	$1,021.70

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.11	$ 4.31
Ending value (after expenses)	$1,021.72	$1,020.53

† *Expenses are equal to the portfolio's annualized expense ratio of .62% for Initial shares and .86% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Bonds and Notes—117.6%	Principal Amount[a]	Value ($)
Aerospace & Defense—.3%		
L-3 Communications,		
Sr. Sub. Notes, 7.625%, 2012	415,000	444,050
Raytheon,		
Notes, 5.5%, 2012	210,000	221,279
		665,329
Agricultural—.4%		
Altria,		
Notes, 7%, 2013	805,000	**902,319**
Airlines—.0%		
USAir,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	270,471 [b,c]	**27**
Asset-Backed Ctfs.-Automobile Receivables—2.5%		
Ford Credit Auto Owner Trust,		
Ser. 2005-B, Cl. B, 4.64%, 2010	650,000	656,653
WFS Financial Owner Trust:		
Ser. 2003-3, Cl. A4, 3.25%, 2011	4,525,000	4,480,306
Ser. 2005-2, Cl. B, 4.57%, 2012	325,000	328,926
		5,465,885
Asset-Backed Ctfs.-Home Equity Loans—3.8%		
ACE Securities,		
Ser. 2005-HE1, Cl. A2A, 3.43%, 2035	433,503 [d]	433,802
Accredited Mortgage Loan Trust:		
Ser. 2005-1, Cl. A2A, 3.41%, 2035	487,743 [d]	488,133
Ser. 2005-2, Cl. A2A, 3.41%, 2035	675,000 [d]	675,215
Ameriquest Mortgage Securities,		
Ser. 2003-11, Cl. AF6, 5.14%, 2034	525,000	533,681
Bear Stearns Asset Backed Securities:		
Ser. 2005-HE2, Cl. A1, 3.42%, 2035	399,992 [d]	400,325
Ser. 2005-HE3, Cl. A1, 3.39%, 2035	349,147 [d]	349,414
Ser. 2005-HE4, Cl. 1A1, 3.41%, 2035	639,173 [d]	639,616
Ser. 2005-TC1, Cl. A1, 3.42%, 2035	657,021 [d]	657,008
Fremont Home Loan Trust II,		
Ser. 2005-1, Cl. A1, 3.42%, 2035	774,787 [d]	775,728
Home Equity Asset Trust,		
Ser. 2005-5, Cl. 2A1, 3.51%, 2035	1,075,000 [d]	1,075,000
Mastr Asset Backed Securities Trust,		
Ser. 2005-WMC1, Cl. A3, 3.41%, 2035	520,351 [d]	520,382
Morgan Stanley ABS Capital I,		
Ser. 2005-NC2, Cl. A3A, 3.39%, 2035	694,032 [d]	694,453

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Asset-Backed Ctfs.-Home Equity Loans (continued)		
Morgan Stanley Home Equity Loans, Ser. 2005-2, Cl. A2A, 3.4%, 2035	500,000 [d]	499,615
Residential Asset Securities, Ser. 2005-EMX1, Cl. AI1, 3.41%, 2035	585,040 [d]	585,487
		8,327,859
Asset-Backed Ctfs.-Manufactured Housing−.7%		
Green Tree Financial, Ser. 1994-7, Cl. M1, 9.25%, 2020	550,000	589,837
Origen Manufactured Housing, Ser. 2005-A, Cl. A1, 4.06%, 2013	996,513	994,360
		1,584,197
Asset-Backed-Other−4.0%		
Citigroup Mortgage Loan Trust, Ser. 2005-OPT3, Cl. A1A, 3.30625%, 2035	725,000 [d]	725,000
Countrywide, Ser. 2005-2, Cl. 2A1, 3.4%, 2035	590,881 [d]	590,911
Morgan Stanley ABS Capital I, Ser. 2005-WMC2, Cl. A2A, 3.39%, 2014	450,701 [d]	450,974
Ownit Mortgage Loan Asset Backed Ctfs., Ser. 2005-2, Cl. A2A, 3.42%, 2036	920,167 [d]	920,222
Residential Asset Mortgage Products:		
Ser. 2004-RS12, Cl.AII1, 3.44%, 2027	997,568 [d]	998,640
Ser. 2005-RS3, Cl. AIA1, 3.41%, 2035	1,073,357 [d]	1,074,182
Ser. 2005-RS2, Cl. AII1, 3.42%, 2035	691,241 [d]	691,907
Ser. 2005-RZ1, Cl. A1, 3.41%, 2034	580,638 [d]	581,038
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2, 4.15%, 2035	2,298,000	2,282,535
Specialty Underwriting & Residential Finance, Ser. 2005-BC1, Cl. A1A, 3.42%, 2035	474,480 [d]	474,804
		8,790,213
Auto Manufacturing−.2%		
DaimlerChrysler:		
Notes, 4.875%, 2010	175,000	174,385
Notes, 8.5%, 2031	180,000	228,721
		403,106
Banking−3.8%		
Chevy Chase Bank FSB, Sub. Notes, 6.875%, 2013	260,000	269,750
Chuo Mitsui Trust & Banking, Sub. Notes, 5.506%, 2049	565,000 [e]	556,106

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Banking (continued)		
HBOS Capital,		
Notes, 6.071%, 2049	2,590,000 [e,f]	2,800,621
Northern Rock,		
Notes, 5.6%, 2008	535,000 [e]	556,174
Rabobank Capital Funding II,		
Bonds, 5.26%, 2049	1,385,000 [e]	1,427,243
US Bank,		
Notes, Ser. BNT1, 3.25%, 2006	1,325,000 [d]	1,325,384
Union Planters,		
Notes, 4.375%, 2010	700,000	699,133
Wells Fargo & Co.,		
Sub. Notes, 6.375%, 2011	290,000	321,068
Zions Bancorporation,		
Sub. Notes, 6%, 2015	465,000	507,993
		8,463,472
Building & Construction−.1%		
American Standard,		
Sr. Notes, 7.375%, 2008	265,000	**282,320**
Chemicals−1.2%		
ICI Wilmington,		
Notes, 5.625%, 2013	640,000	665,134
Lubrizol:		
Debs., 6.5%, 2034	600,000	664,643
Sr. Notes, 4.625%, 2009	445,000	445,479
RPM International:		
Bonds, 6.25%, 2013	420,000	442,621
Sr. Notes, 4.45%, 2009	450,000	443,693
		2,661,570
Commercial & Professional Services−1.0%		
Aramark Services,		
Notes, 5%, 2012	785,000	787,185
Deluxe,		
Notes, Ser. B, 3.5%, 2007	90,000	88,008
RR Donnelley & Sons,		
Notes, 4.95%, 2014	680,000	666,030
Erac USA Finance:		
Bonds, 5.6%, 2015	310,000 [e]	320,931
Notes, 7.95%, 2009	210,000 [e]	237,920
		2,100,074

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Commercial Mortgage Pass-Through Ctfs.−1.0%		
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2, 4.247%, 2042	875,000	877,187
Calwest Industrial Trust, Ser. 2002-CALW, Cl. A, 6.127%, 2017	1,000,000 [e]	1,094,697
Crown Castle Towers, Ser. 2005-1A, Cl. D, 5.612%, 2035	240,000 [e]	240,966
		2,212,850
Diversified Financial Service−5.3%		
Amvescap, Notes, 5.375%, 2013	550,000	566,760
Bear Stearns & Cos., Notes, 4.5%, 2010	325,000	327,109
Boeing Capital, Sr. Notes, 7.375%, 2010	490,000	561,119
Countrywide Home Loans, Notes, Ser. L, 4%, 2011	1,155,000	1,115,312
Ford Motor Credit:		
Global Landmark Securities, 6.5%, 2007	465,000	468,509
Notes, 7.75%, 2007	200,000	203,966
Sr. Notes, 7.2%, 2007	405,000	409,836
Glencore Funding, Notes, 6%, 2014	675,000 [e]	648,338
Goldman Sachs, Notes, 5.7%, 2012	625,000	665,992
HSBC Finance, Notes, 4.75%, 2010	365,000	370,574
International Lease Finance, Notes, 4.75%, 2012	850,000	848,312
JPMorgan Chase & Co., Sub. Notes, 5.125%, 2014	780,000	799,358
Jefferies, Sr. Notes, 5.5%, 2016	685,000	694,456
Morgan Stanley, Sub. Notes, 4.75%, 2014	2,077,000	2,049,812
Pearson Dollar Finance, Notes, 4.7%, 2009	335,000 [e]	336,444
Residential Capital, Notes, 6.375%, 2010	1,070,000 [e]	1,076,283

Bonds and Notes (continued)		Principal Amount[a]	Value ($)
Diversified Financial Service (continued)			
SLM,			
Notes, 5.375%, 2013		575,000	606,176
			11,748,356
Electric Utilities−1.6%			
Consumers Energy,			
First Mortgage, 5%, 2012		655,000	666,727
Dominion Resources,			
Sr. Notes, Ser. A, 7.195%, 2014		575,000	668,933
FPL Energy National Wind,			
Notes, 5.608%, 2024		100,000 [e]	102,336
FirstEnergy,			
Notes, Ser. B, 6.45%, 2011		300,000	328,218
Nisource Finance,			
Sr. Notes, 7.875%, 2010		390,000	448,636
Public Service Co. of Colorado,			
First Mortgage, Ser. 12, 4.875%, 2013		1,057,000	1,081,056
Sierra Pacific Power,			
Mortgage Notes, 6.25%, 2012		200,000	206,500
			3,502,406
Environmental Control−.8%			
Republic Services,			
Notes, 6.086%, 2035		700,000 [e]	739,200
Waste Management:			
Sr. Notes, 6.875%, 2009		270,000	292,561
Sr. Notes, 7%, 2028		525,000	610,779
			1,642,540
Food & Beverages−.6%			
Kroger,			
Sr. Notes, 8%, 2029		525,000	662,417
Safeway,			
Debs., 7.25%, 2031		375,000	435,597
Stater Brothers,			
Sr. Notes, 8.125%, 2012		195,000	191,100
			1,289,114
Foreign Governmental−6.4%			
Australia Government,			
Bonds, Ser. 121, 5.25%, 2010	AUD	4,875,000	3,730,826

Bonds and Notes (continued)		Principal Amount[a]	Value ($)
Foreign Governmental (continued)			
Banco Nacional de Desenvolvimento Economico e Social, Notes, 5.822%, 2008		660,000 [d]	670,044
Deutsche Bundesrepublik:			
Bonds, Ser. 03, 4.75%, 2034	EUR	1,560,000	2,252,658
Bonds, Ser. 03, 4.5%, 2013	EUR	770,000	1,033,791
Bonds, Ser. 98, 4.125%, 2008	EUR	790,000	1,009,201
Export-Import Bank Of Korea, Sr. Notes, 4.5%, 2009		575,000	577,713
Russian Federation:			
Bonds, 10%, 2007		985,000 [e]	1,090,887
Bonds, 12.75%, 2028		840,000	1,521,673
South Africa Government, Notes, 9.125%, 2009		470,000	546,375
United Mexican States:			
Notes, 6.625%, 2015		1,230,000 [f]	1,356,690
Notes, 9.875%, 2010		300,000	363,600
			14,153,458
Gaming & Lodging−1.0%			
Harrah's Operating, Sr. Notes, 8%, 2011		380,000	436,222
MGM Mirage, Sr. Notes, 6%, 2009		205,000	207,050
Mohegan Tribal Gaming Authority, Sr. Notes, 6.125%, 2013		345,000 [e]	350,175
Resorts International Hotel and Casino, First Mortgage, 11.5%, 2009		560,000 [e]	640,500
Station Casinos, Sr. Notes, 6%, 2012		450,000	459,000
			2,092,947
Health Care−.2%			
American Home Products, Notes, 6.7%, 2011		325,000 [d]	363,642
Medco Health Solutions, Sr. Notes, 7.25%, 2013		155,000	174,755
			538,397

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Manufacturing−.5%		
Bombardier,		
Notes, 6.3%, 2014	780,000 [e,f]	709,800
Tyco International,		
Notes, 6%, 2013	425,000	462,948
		1,172,748
Media−1.5%		
AOL Time Warner,		
Notes, 6.75%, 2011	480,000	532,570
British Sky Broadcasting,		
Notes, 6.875%, 2009	510,000	549,110
Clear Channel Communications,		
Sr. Notes, 5%, 2012	575,000	544,579
Comcast,		
Notes, 5.5%, 2011	530,000	553,637
News America,		
Debs., 7.7%, 2025	425,000	515,860
Univision Communications,		
Sr. Notes, 7.85%, 2011	560,000	636,932
		3,332,688
Metals & Mining−.5%		
International Steel,		
Sr. Notes, 6.5%, 2014	485,000	468,025
Ispat Inland,		
Secured Notes, 9.75%, 2014	115,000	134,550
Teck Cominco,		
Notes, 7%, 2012	500,000	559,129
		1,161,704
Oil & Gas−1.4%		
Amerada Hess:		
Notes, 6.65%, 2011	240,000	264,434
Notes, 7.3%, 2031	405,000	490,230
Enterprise Products Operating,		
Sr. Notes, Ser. B, 6.65%, 2034	775,000	853,730
Halliburton,		
Notes, 5.5%, 2010%	325,000	341,227

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Oil & Gas (continued)		
Oneok,		
Sr. Notes, 5.2%, 2015	225,000	228,678
PC Financial Partnership,		
Notes, 5%, 2014	440,000	444,924
XTO Energy,		
Sr. Notes, 7.5%, 2012	475,000	547,058
		3,170,281
Packaging & Containers–.1%		
Sealed Air,		
Notes, 5.625%, 2013	310,000 [e]	**319,062**
Paper & Forest Products–1.3%		
Celulosa Arauco y Constitucion SA:		
Notes, 5.125%, 2013	360,000	357,226
Notes, 5.625%, 2015	170,000 [e]	173,979
Georgia-Pacific:		
Sr. Notes, 8%, 2014	415,000	479,325
Sr. Notes, 8.875%, 2010	365,000	416,100
International Paper,		
Notes, 5.3%, 2015	565,000	567,725
Sappi Papier,		
Notes, 6.75%, 2012	315,000 [e]	337,097
Westvaco,		
Debs., 7.95%, 2031	250,000	322,220
Weyerhaeuser,		
Debs., 7.375%, 2032	245,000	289,818
		2,943,490
Property-Casualty Insurance–1.4%		
AON,		
Capital Sec., 8.205%, 2027	300,000	352,405
Ace Capital Trust II,		
Bonds, 9.7%, 2030	225,000	311,402
Assurant,		
Sr. Notes, 6.75%, 2034	400,000	458,580
Metlife,		
Notes, 5%, 2015	1,050,000 [f]	1,067,687
North Front Pass-Through Trust,		
Notes, 5.81%, 2024	870,000 [e]	898,093
		3,088,167

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Real Estate Investment Trust—2.3%		
Archstone-Smith Operating Trust, Notes, 5.25%, 2015	425,000	434,628
Arden Realty, Notes, 5.25%, 2015	350,000	353,006
Boston Properties, Sr. Notes, 5%, 2015	470,000	470,788
Duke Realty, Sr. Notes, 5.875%, 2012	1,250,000	1,323,806
EOP Operating, Sr. Notes, 7%, 2011	595,000	660,594
ERP Operating, Notes, 5.25%, 2014	560,000	572,542
Healthcare Realty Trust, Sr. Notes, 5.125%, 2014	475,000	470,429
Mack-Cali Realty, Notes, 5.05%, 2010	225,000	228,041
Simon Property, Notes, 4.875%, 2010	550,000	556,384
		5,070,218
Residential Mortgage Pass-Through Ctfs.—3.5%		
Countrywide Alternative Loan Trust II, Ser. 2005-J4, Cl. A1B, 3.43%, 2035	775,000 [d]	775,000
First Horizon Alternative Mortgage Securities I, Ser. 2004-FA1, Cl. A1, 6.25%, 2034	3,804,801	3,922,057
Nomura Asset Acceptance: Ser. 2005-WF1, CL. 2A5, 5.159%, 2035	475,000	482,477
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	425,000	432,504
Structured Adjustable Rate Mortgage Loan Trust, Ser. 2005-8XS, Cl. A1, 3.41%, 2035	1,464,064 [d]	1,464,064
Washington Mutual, Ser. 2005-AR4, Cl. A4B, 4.684%, 2035	575,000 [d]	575,809
		7,651,911
Retail—.3%		
May Department Stores, Notes, 6.65%, 2024	575,000	**634,702**
Structured Index—1.0%		
AB Svensk Exportkredit, GSNE-ER Indexed Notes, 0%, 2007	2,275,000 [e,g]	**2,123,713**

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
Technology−.1%		
Freescale Semiconductor, Sr. Notes, 6.875%, 2011	160,000	**170,400**
Telecommunications−2.0%		
AT&T Wireless Services, Sr. Notes, 8.75%, 2031	235,000	330,403
Alltel, Notes, 4.656%, 2007	280,000	282,321
Deutsche Telekom International Finance, Bonds, 8.75%, 2030	635,000 [d]	862,447
France Telecom, Notes, 8%, 2011	275,000 [d]	319,502
Nextel Communications, Sr. Notes, 5.95%, 2014	505,000	527,094
SBC Communications, Notes, 5.625%, 2016	315,000	332,814
Sprint Capital, Notes, 8.75%, 2032	800,000	1,116,370
Verizon Global Funding, Notes, 7.75%, 2032	520,000	676,815
		4,447,766
Transportation−.2%		
Ryder System, Bonds, 5%, 2012	325,000	**325,736**
U.S. Government−36.7%		
U.S. Treasury Bonds, 6.25%, 5/15/2031	2,710,000	3,530,723
U.S. Treasury Notes:		
1.625%, 9/30/2005	150,000 [h]	149,478
2%, 8/31/2005	41,000,000	40,931,120
2.25%, 2/15/2007	555,000	543,267
3.375%, 2/28/20076	8,060,000	8,027,260
3.375%, 9/15/2009	6,580,000	6,493,901
3.625%, 4/30/2007	16,465,000	16,461,048
4.25%, 8/15/2013	4,555,000	4,670,301
		80,807,098
U.S. Government Agencies/Mortgage Backed−29.9%		
Federal Home Loan Mortgage Corp.: Ser. 2586, Cl. WE, 4%, 12/15/2032	1,411,707	1,369,258
(Interest Only Obligation) Ser. 2764, Cl. IT, 5%, 6/15/2027	7,390,400 [i]	1,379,551

Bonds and Notes (continued)	Principal Amount[a]	Value ($)
U.S. Government Agencies/ Mortgage Backed (continued)		
Federal National Mortgage Association:		
4%, 5/10/2010	1,278,211	1,263,423
4.5%	8,850,000 [j]	8,811,237
5%	20,325,000 [j]	20,386,548
5.5%	6,475,000 [j]	6,646,976
5.5%, 9/1/2034	5,526,976	5,607,579
6%	6,625,000 [j]	6,812,152
6%, 9/1/2034	824,324	845,662
7%, 6/1/2029-9/1/2029	275,871	291,215
Government National Mortgage Association I:		
5.5%, 4/15/2033-3/15/2034	7,306,621	7,472,141
6%, 2/15/2029-2/15/2033	2,554,760	2,638,871
Project Loan,		
8%, 9/15/2008	44,545	45,409
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	1,000,000	1,034,304
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	514,907	509,475
Ser, 2005-32, Cl. B, 4.385%, 8/16/2030	675,000	675,250
Government National Mortgage Association II:		
7%, 9/20/2028-7/20209	35,704	37,683
		65,826,734
Total Bonds and Notes		
(cost $258,447,140)		**259,072,857**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.0%		
Dow Jones CDX.NA.IG.4		
September 2005 @ .575	5,000,000	7,500
U.S. Treasury Notes, 4%, 2/15/2015		
August 2005 @ 98.453125	2,175,000	43,369
U.S. Treasury Notes, 4.125%, 2/15/2015		
August 2005 @ 101.328125	2,175,000	21,598
		72,467
Put Options−.0%		
U.S. Treasury Notes, 4.125%, 5/15/2015		
August 2005 @ 99.578125	2,175,000	**6,185**
Total Options		
(cost $84,965)		**78,652**

Other Investments—2.0%	Shares	Value ($)
Registered Investment Company;		
Dryefus Institutional Preferred Plus Money Market Fund (cost $4,322,000)	4,322,000 ᵏ	**4,322,000**

Investment of Cash Collateral for Securities Loaned—1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $3,452,850)	3,452,850 ᵏ	**3,452,850**

Total Investment (cost $266,306,955)	**121.2%**	**266,926,359**
Liabilities, Less Cash and Receivables	**(21.2%)**	**(46,650,657)**
Net Assets	**100.0%**	**220,275,702**

ᵃ *Principal amount stated in U.S. Dollars unless otherwised noted.*
  AUD—Australian Dollars
  EUR—Euros
ᵇ *The value of this security has been determined in good faith under the direction of the Board of Trustees.*
ᶜ *Non-incoming producing—security in default.*
ᵈ *Variable rate security—interest rate subject to periodic change.*
ᵉ *Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2005, these securities amounted to $16,780,565 or 7.6% of net assets.*
ᶠ *All or a portion of these securities are on loan. At June 30, 2005, the total market value of the portfolio's securities on loan is $3,350,663 and the total market value of the collateral held by the portfolio is $3,452,850.*
ᵍ *Security linked to Goldman Sachs Non Energy—Excess Return Index.*
ʰ *Held by a broker as collateral for open financial futures position.*
ⁱ *Notional face amount shown.*
ʲ *Purchased on a forward commitment basis.*
ᵏ *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	66.6	Structured Index	1.0
Corporate Bonds	28.1	Futures/Options/Swaps/Foreign	
Asset/Mortgage Backed	15.5	Currency Exchange Contracts	.1
Foreign/Governmental	6.4		
Short Term/Money Markets Investments	3.6		**121.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	75	8,166,797	September 2005	31,641
U.S. Treasury 30 Year Bonds	40	4,750,000	September 2005	101,562
				133,203

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

June 30, 2005 (Unaudited)

Issuer	Face Amount Covered by Contracts	Value ($)
Call Options:		
Dow Jones CDX.NA.IG.4 September 2005 @ .52	10,000,000	8,000
U.S. Treasury Notes, 4%, 2/15/2015 August 2005 @ 100	4,350,000	39,237
U.S. Treasury Notes, 4.125%, 5/15/2015 August 2005 @ 102.859375	4,350,000	18,618
Put Options;		
U.S. Treasury Notes, 4.125%, 5/15/2015 August 2005 @ 97.9375	4,350,000	3,398
(Premuims received $84,964)		**69,253**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $3,350,663)–Note 1(c):		
Unaffiliated issuers	258,532,105	259,151,509
Affiliated issuers	7,774,850	7,774,850
Cash denominated in foreign currencies	27	27
Dividends and interest receivable		2,245,741
Receivable for investment securities sold		1,986,567
Unrealized appreciation on swaps–Note 4		64,189
Receivable for futures variation margin–Note 4		35,469
Unrealized appreciation on forward currency exchange contracts–Note 4		13,813
Receivable from broker for swap transactions–Note 4		19,210
Receivable for shares of Beneficial Interest subscribed		4,990
		271,296,365
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		118,347
Payable for investment securities purchased		45,091,038
Liability for securities on loan–Note 1(c)		3,452,850
Cash overdraft due to Custodian		1,901,026
Unrealized depreciation on swaps–Note 4		344,638
Outstanding options written, at value (premiums received $84,964)–See Statement of Options Written		69,253
Payable for shares of Beneficial Interest redeemed		14,213
Accrued expenses and other liabilities		29,298
		51,020,663
Net Assets ($)		**220,275,702**
Composition of Net Assets ($):		
Paid-in capital		219,736,349
Accumulated undistributed investment income–net		441,814
Accumulated net realized gain (loss) on investments		(401,890)
Accumulated net unrealized appreciation (depreciation) on investments (including $133,203 net unrealized appreciation on financial futures)		499,429
Net Assets ($)		**220,275,702**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	168,569,307	51,706,395
Shares Outstanding	14,670,081	4,513,063
Net Asset Value Per Share ($)	**11.49**	**11.46**

See notes to financial statements.

20

STATEMENT OF OPERATIONS

Six Month Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Interest	4,136,524
Dividends;	
Affiliated issuers	131,485
Income from securities lending	6,461
Total Income	**4,274,470**
Expenses:	
Investment advisory fee–Note 3(a)	717,722
Distribution fees–Note 3(b)	66,525
Custodian fees–Note 3(b)	39,102
Prospectus and shareholders' reports	33,249
Professional fees	21,168
Trustees' fees and expenses–Note 3(c)	12,590
Shareholder servicing costs–Note 3(b)	3,190
Miscellaneous	18,039
Total Expenses	**911,585**
Less–reduction in investment advisory fee due to undertaking–Note 3	(165,628)
Net Expenses	**745,957**
Investment Income–Net	**3,528,513**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,784,281
Net realized gain (loss) on options transactions	42,216
Net realized gain (loss) on financial futures	178,125
Net realized gain (loss) on swap transactions	16,197
Net realized gain (loss) on forward currency exchange contracts	285,747
Net Realized Gain (Loss)	**3,306,566**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options and swap transactions (including $131,140 net unrealized appreciation on financial futures)	(2,029,856)
Net Realized and Unrealized Gain (Loss) on Investments	**1,276,710**
Net Increase in Net Assets Resulting from Operations	**4,805,223**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income−net	3,528,513	7,298,267
Net realized gain (loss) on investments	3,306,566	(66,428)
Net unrealized appreciation (depreciation) on investments	(2,029,856)	516,522
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**4,805,223**	**7,748,361**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(2,621,955)	(6,897,830)
Service shares	(774,179)	(2,194,224)
Total Dividends	**(3,396,134)**	**(9,092,054)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	8,845,807	31,181,952
Service shares	911,215	5,024,349
Dividends reinvested:		
Initial shares	2,621,955	6,897,830
Service shares	774,179	2,194,224
Cost of shares redeemed:		
Initial shares	(15,406,270)	(39,389,257)
Service shares	(5,889,293)	(11,650,522)
Increase (Decrease) in Net Assets from **Beneficial Interest Transactions**	**(8,142,407)**	**(5,741,424)**
Total Increase (Decrease) in Net Assets	**(6,733,318)**	**(7,085,117)**
Net Assets ($):		
Beginning of Period	227,009,020	234,094,137
End of Period	**220,275,702**	**227,009,020**
Undistributed investment income−net	441,814	309,435

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	776,463	2,799,550
Shares issued for dividends reinvested	230,404	611,686
Shares redeemed	(1,354,113)	(3,478,459)
Net Increase (Decrease) in Shares Outstanding	**(347,246)**	**(67,223)**
Service Shares		
Shares sold	80,449	444,035
Shares issued for dividends reinvested	68,203	195,075
Shares redeemed	(518,608)	(1,033,241)
Net Increase (Decrease) in Shares Outstanding	**(369,956)**	**(394,131)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003[a]	2002	2001[b]	2000
Per Share Data ($):						
Net asset value, beginning of period	11.42	11.50	11.65	11.37	11.39	10.89
Investment Operations:						
Investment income–net	.18[c]	.37[c]	.35[c]	.54[c]	.65[c]	.68
Net realized and unrealized gain (loss) on investments	.11	.01	.21	.32	.10	.50
Total from Investment Operations	.29	.38	.56	.86	.75	1.18
Distributions:						
Dividends from investment income–net	(.22)	(.46)	(.46)	(.58)	(.69)	(.68)
Dividends from net realized gain on investments	–	–	(.25)	–	(.08)	–
Total Distributions	(.22)	(.46)	(.71)	(.58)	(.77)	(.68)
Net asset value, end of period	11.49	11.42	11.50	11.65	11.37	11.39
Total Return (%)	2.28[d]	3.37	4.94	7.76	6.69	11.20

Initial Shares (continued)	Six Months Ended June 30, 2005 (Unaudited)	2004	2003[a]	2002	2001[b]	2000
			Year Ended December 31,			
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.77[e]	.74	.74	.72	.75	.72
Ratio of net expenses to average net assets	.62[e]	.74	.74	.72	.75	.72
Ratio of net investment income to average net assets	3.25[e]	3.30	2.96	4.70	5.57	6.12
Portfolio Turnover Rate	280.53[d,f]	819.75[f]	898.18[f]	877.87	1,105.61	917.75
Net Assets, end of period ($ x 1,000)	168,569	171,424	173,534	194,519	191,089	148,885

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.28% to 3.30%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect these changes in presentation.*

[b] *As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001, was to decrease net investment income per share by $.04, increase net realized and unrealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.91% to 5.57%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The portfolio turnover rates excluding mortgage dollar roll transactions for the six months ended June 30, 2005, years ended December 31, 2004 and December 31, 2003, were 201.01%, 761.92% and 755.08%, respectively.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004[a]	2003	2002	2001[b]	2000[c]
Per Share Data ($):						
Net asset value, beginning of period	11.38	11.48	11.62	11.35	11.39	11.39
Investment Operations:						
Investment income–net	.17[d]	.35[d]	.31[d]	.50[d]	.58[d]	–
Net realized and unrealized gain (loss) on investments	.11	(.01)	.24	.32	.14	–
Total from Investment Operations	.28	.34	.55	.82	.72	–
Distributions:						
Dividends from investment income–net	(.20)	(.44)	(.44)	(.55)	(.68)	–
Dividends from net realized gain on investments	–	–	(.25)	–	(.08)	–
Total Distributions	(.20)	(.44)	(.69)	(.55)	(.76)	–
Net asset value, end of period	11.46	11.38	11.48	11.62	11.35	11.39
Total Return (%)	2.17[e]	3.05	4.78	7.47	6.37	–

Service Shares (continued)	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004[a]	2003	2002	2001[b]	2000[c]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.01[f]	.99	.99	.97	1.01	–
Ratio of net expenses to average net assets	.86[f]	.99	.99	.97	1.01	–
Ratio of net investment income to average net assets	3.01[f]	3.06	2.66	4.39	5.24	–
Portfolio Turnover Rate	280.53[e,g]	819.75[g]	898.18[g]	877.87	1,105.61	917.75
Net Assets, end of period ($ x 1,000)	51,706	55,585	60,561	57,966	23,431	1

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect these changes in presentation.

[b] As required, effective January 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001, was to decrease net investment income per share by $.03, increase net realized and unrealized gain (loss) on investments per share by $.03 and decrease the ratio of net investment income to average net assets from 5.57% to 5.24%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.

[c] The portfolio commenced offering Service shares on December 31, 2000.

[d] Based on average shares outstanding at each month end.

[e] Not annualized.

[f] Annualized.

[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the six months ended June 30, 2005, years ended December 31, 2004 and December 31, 2003, were 201.01%, 761.92% and 755.08%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Quality Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective will be to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio's securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, not valued by a pricing service approved by the Board of Trustees, or determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees.

For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On June 30, 2005, the Board of Trustees declared a cash dividend of .039 and .037 per share for the Initial Shares and Service Shares respectively, from undistributed investment income-net payable on July 1, 2005 (ex-dividend date) to shareholders of record as of the close of business on June 30, 2005.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $3,149,141 available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004, if not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004, was as follows: ordinary income $9,092,054. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .65 of 1% of the value of the portfolio's average daily net assets and is payable monthly. The Manager has agreed from January 1, 2005 until December 31, 2005 to waive receipt of a portion of the portfolio's management fee, in the amount of .15 of 1% of the value of the portfolio's average net assets.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $66,525 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $223 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $39,102 pursuant to the custody agreement.

During the period ended June 30, 2005, the fund was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $117,806, Rule 12b-1 distribution plan fees $10,756, custodian fees $15,261, chief compliance officer fees $1,998 and transfer agency per account fees $66, which are offset against an expense reimbursement currently in effect in the amount of $27,540.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4–Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended June 30, 2005, amounted to $697,024,951 and $637,432,194, respectively, of which $180,343,149 in purchases and $180,684,590 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the under-lying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trad-ing. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is sub-ject to change. Contracts open at June 30, 2005, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the out-set and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended June 30, 2005.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding December 31, 2004	25,785,000	326,625		
Contracts written	32,400,000	142,257		
Contracts terminated:				
Contracts closed	30,235,000	350,613	569,423	(218,810)
Contracts expired	4,900,000	33,305	–	33,305
Total contracts terminated	35,135,000	383,918	569,423	(185,505)
Contracts outstanding June 30, 2005	**23,050,000**	**84,964**		

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2005

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Australian Dollar, expiring 9/21/2005	4,880,000	3,692,696	3,699,040	6,344
Euro, expiring 9/21/2005	3,490,000	4,235,115	4,242,584	7,469
Total				**13,813**

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Prior to January 1, 2004, these interim payments were reflected within interest income in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at June 30, 2005:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
192,000	Agreement with Bear Stearns terminating June 20, 2010 to receive a fixed rate of 1.2% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Altria, 7%, 11/4/2013	578
519,000	Agreement with Bear Stearns terminating June 20, 2010 to receive a fixed rate of .27% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Berkshire Hathaway, 4.125%, 1/15/2010	(1,107)
888,000	Agreement with UBS terminating June 20, 2010 to receive a fixed rate of .28% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Berkshire Hathaway, 4.85%, 1/15/2015	(729)
778,000	Agreement with Bear Stearns terminating June 20, 2010 to receive a fixed rate of .33% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Berkshire Hathaway, 4.125%, 1/15/2010	458
760,000	Agreement with Morgan Stanley terminating June 20,2010 to pay a fixed rate of .685% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(10,407)

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
760,000	Agreement with Citigroup terminating June 20, 2010 to pay a fixed rate of .685% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Dow Jones CDX.NA.IG.4	(9,732)
1,100,000	Agreement with UBS terminating June 20, 2010 to receive a fixed rate of .78% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on MBIA 6.625%, 10/1/2028	(2,182)
519,000	Agreement with JP Morgan terminating June 20, 2010 to pay a fixed rate of .30% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on St. Paul Cos., 6.38%, 12/15/2008	1,813
888,000	Agreement with UBS terminating June 20, 2010 to pay a fixed rate of .31% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on St. Paul Cos., 8.125%, 4/15/2010	2,708
778,000	Agreement with Bear Stearns terminating June 20, 2010 to pay a fixed rate of .37% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on St. Paul Cos., 6.38%, 12/15/2008	582
1,120,000	Agreement with Citigroup terminating to receive a fixed rate of .53% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Washington Mutual, 4%, 1/15/2009	(22,766)
Total		**(40,784)**

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the fund at June 30, 2005:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
10,899,000	Interest Rate Swap Agreement with Merrill Lynch terminating May 15, 2008 to pay 3 month LIBOR and receive a fixed rate of 4.1725%	58,050
10,899,000	Interest Rate Swap Agreement with Merrill Lynch terminating May 13, 2015 to receive 3 month LIBOR and pay a fixed rate of 4.6425%	(297,715)
		(239,665)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2005, accumulated net unrealized appreciation on investments was $619,404, consisting of $1,670,434 gross unrealized appreciation and $1,051,030 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999

and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in the whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory fee, and total expense ratios within these comparison groups and against the portfolio's Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the Fund. The Board members discussed the results of the comparisons and noted that the portfolio's long term income yield performance was below the comparison group and Lipper category averages, but that its more recent 1-year and 3-year income yield performance for its Initial shares generally ranked in the middle or in the top half of its comparison group. It was noted that the portfolio's longer term total return performance was below the averages of its comparison groups and its Lipper category, but that the portfolio's 1-year performance was above the averages of its comparison groups and Lipper category averages, and that the more recent 3-month and 4-month Initial shares total return performance showed improvement in its rankings. The Board members noted that the portfolio's portfolio management team changed in January 2005. The Board members also discussed the portfolio's expense ratio for each class of shares, noting that the current fee waiver and expense reimbursement arrangement undertaken by the Manager would cause the portfolio's expense ratio for its Initial shares to be lower than its Lipper category and closer to its comparison group average, and for its Service shares to be closer to its comparison group and Lipper category averages. They reviewed the range of management fees in the comparison groups and noted that the Manager's current fee waiver would have lowered the portfolio's investment advisory fee.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), of which there was one, and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in Management of such Similar Fund as compared to managing and providing services to the portfolio. There were no separate accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio. The Similar Fund was a mutual fund reported as a "corporate debt A rated" fund by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. It was noted that the Similar Fund had the same management fee as the fee borne by the portfolio, prior to giving effect to the current fee waiver. The Board members considered the relevance of the fee information provided for the Similar Fund managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the increase in fund assets and the extent to which economies of scale would be realized as the portfolio continues to grow and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and given the portfolio's overall performance and generally superior service levels provided. It also was noted that the current undertaking to waive a portion of the portfolio's investment advisory fee had the potential to reduce the profitability for managing the portfolio over the period of the undertaking.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board generally was satisfied with the portfolio's shorter-term income yield performance, the portfolio's improvement in its 1-year total return performance and the portfolio's more recent Initial shares short-term total return performance, as well as the Manager's change in the portfolio's portfolio management team in January 2005.

- The Board concluded that the fee paid by the portfolio to the Manager was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's implementation of a partial fee waiver, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Quality Bond Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0120SA0605

Dreyfus Variable Investment Fund, Small Company Stock Portfolio

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Small Company Stock Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the portfolio was managed during the reporting period, including a discussion with the portfolio manager, Dwight Cowden.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While mid-cap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Dwight Cowden, Portfolio Manager

How did Dreyfus Variable Investment Fund, Small Company Stock Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2005, the portfolio produced total returns of −2.01% for its Initial shares and −2.13% for its Service shares.[1] This compares with a total return of 1.79% for the portfolio's benchmark, the S&P SmallCap 600 Index, for the same period.[2]

We attribute these results to rising interest rates, higher energy prices and concerns that economic growth might slow. Small-cap stocks produced slightly higher returns than their large-cap counterparts, delivering mild gains for the reporting period. However, high market volatility during the reporting period led to disappointing returns from some individual stocks, particularly in the technology and consumer discretionary areas, which caused the portfolio's returns to lag the benchmark.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of small-capitalization companies. Small-capitalization companies are generally new and often entrepreneurial companies with market capitalizations ranging from $100 million to $3 billion at the time of purchase. We may continue to hold the securities of companies as their market capitalization grows. Small-cap companies can, if successful, grow faster than larger-cap companies and typically use any profits for expansion rather than for paying dividends.

Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. In selecting securities, we use a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including: *value,* or how a stock is priced relative to its perceived intrinsic worth; *growth,* in this case the sustainability or growth of earnings; and *financial profile,* which measures the financial health of the company.

We then use fundamental analysis and generally select what we believe are the most attractive of the higher-ranked securities and determine those issues that should be sold. We use a variety of sources, including internal as well as Wall Street research, and company management to stay abreast of current developments. We attempt to manage risk by diversifying across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size and yield, are generally similar to those of the S&P SmallCap 600 Index.

What other factors influenced the portfolio's performance?

Technology stocks accounted for over half of the portfolio's total relative underperformance, caused primarily by volatility in the semiconductor area. More than a half-dozen semiconductor holdings experienced double-digit declines during April when the companies issued disappointing earnings or earnings guidance. A few consumer discretionary stocks further contributed to the portfolio's underperformance compared to the benchmark. Women's clothing retailer Talbots and automotive parts retailer The Pep Boys lost ground due to disappointing same store sales comparisons, while pet supply retailer PETCO Animal Supplies announced weaker-than-anticipated sales results and a delay in financial statement filings.

On a more encouraging note, the portfolio's moderate emphasis on the energy sector contributed positively to returns. Although energy stocks faltered early in the reporting period due to a dip in oil prices, the sector regained its footing as oil prices surged above $60 per barrel by the end of June 2005. Top performers in the area included petroleum refiner Frontier Oil, as well as exploration and production companies, such as Energy Partners. The portfolio also delivered relatively strong returns in utilities, due to slightly overweighted exposure to this strong-performing sector and good individual stock selections. The portfolio received especially positive contributions to performance from UGI and CMS Energy.

What is the portfolio's current strategy?

Our quantitative model remains an important tool in the portfolio's stock selection process. Like most quantitative models, ours tends to work best during markets with identifiable trends as the model searches for companies with sustainable patterns of improving earnings growth and reasonable values. We have responded to recent difficulties in part by adding to our team's fundamental analytical expertise. We believe enhanced fundamental input will complement and improve upon the quantitative model's effectiveness.

In most market sectors, we have continued to maintain our generally sector-neutral investment strategy. Specifically, we have scaled back the portfolio's moderate emphasis on energy stocks. However, we recently have been adding to the portfolio's health care holdings, where we believe a number of companies in the products and service-providers areas offer favorable risk/reward characteristics.

July 15, 2005

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Small Company Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*
Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard and Poor's SmallCap 600 Index is a widely accepted, unmanaged index of small-cap stock market performance.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Small Company Stock Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.01	$ 6.23
Ending value (after expenses)	$979.90	$978.70

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.11	$ 6.36
Ending value (after expenses)	$1,019.74	$1,018.50

† *Expenses are equal to the portfolio's annualized expense ratio of 1.02% for Initial shares and 1.27% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks–99.6%	Shares		Value ($)
Consumer Cyclical–17.0%			
Alaska Air Group	7,100	a	211,225
AnnTaylor Stores	16,800	a	407,904
CEC Entertainment	4,100	a	172,569
CSK Auto	9,700	a	161,796
Choice Hotels International	4,840		317,988
Coldwater Creek	9,700	a	241,627
Finish Line, Cl. A	4,400		83,248
GameStop, Cl. A	5,800	a	189,718
Guitar Center	2,700	a	157,599
Hot Topic	4,000	a	76,480
Jos. A. Bank Clothiers	5,300	a,b	229,490
Linens 'n Things	4,600	a	108,836
Lone Star Steakhouse & Saloon	5,480		166,647
Marvel Enterprises	11,300	a	222,836
Men's Wearhouse	6,500	a	223,795
NBTY	5,230	a	135,666
Oshkosh Truck	3,070		240,320
PETCO Animal Supplies	13,100	a	384,092
P.F. Chang's China Bistro	2,300	a	135,654
Panera Bread, Cl. A	2,700	a	167,629
Polaris Industries	3,570		192,780
Quiksilver	38,300	a	612,034
RARE Hospitality International	2,800	a	85,316
SCP Pool	5,935		208,259
Shuffle Master	6,292	a,b	176,365
Sonic	5,190	a	158,451
Steak n Shake	10,510	a	195,696
Stein Mart	10,400		228,800
Talbots	5,100		165,597
Tempur-Pedic International	7,700	a,b	170,786
Toro	3,860		149,035
Tractor Supply	3,200	a	157,120
Warnaco Group	10,100	a	234,825
Wild Oats Markets	35,500	a,b	406,475
Wolverine World Wide	12,085		290,161
Zale	4,520	a	143,239
			7,610,058

Common Stocks (continued)	Shares	Value ($)
Consumer Staples−3.6%		
Corn Products International	12,200	289,872
Flowers Foods	3,700	130,832
Gymboree	13,110 a	179,083
Loews-Carolina Group	13,100	436,492
Performance Food Group	13,476 a	407,110
Tupperware	6,400	149,568
		1,592,957
Energy−9.2%		
AGL Resources	4,720	182,428
Cal Dive International	6,810 a	356,640
Cimarex Energy	7,920 a	308,167
Energen	10,660	373,633
Frontier Oil	13,140	385,659
Hydril	1,900 a	103,265
New Jersey Resources	6,160	297,220
Piedmont Natural Gas	6,500 b	156,130
Remington Oil & Gas	8,070 a	288,099
St. Mary Land & Exploration	11,600	336,168
Southwestern Energy	6,240 a	293,155
Stone Energy	2,500 a	122,250
UGI	15,500	432,450
Unit	3,820 a	168,118
Veritas DGC	6,000 a	166,440
Vintage Petroleum	4,600	140,162
		4,109,984
Health Care−13.6%		
AMERIGROUP	4,220 a	169,644
Abgenix	18,800 a,b	161,304
American Healthways	3,000 a	126,810
Amylin Pharmaceuticals	13,700 a,b	286,741
Biosite	1,400 a	76,986
CONMED	9,220 a	283,699
Cooper Cos.	2,850	173,451
Diagnostic Products	2,480	117,378
Encysive Pharmaceuticals	20,800 a	224,848
Haemonetics	2,140 a	86,970

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
IDEXX Laboratories	6,320 a	393,926
Immucor	3,800 a	110,010
Invacare	2,600	115,336
Kindred Healthcare	6,100 a	241,621
LCA-Vision	4,160	201,594
MGI Pharma	5,900 a	128,384
Matria Healthcare	4,550 a	146,647
Merit Medical Systems	1 a	15
Owens & Minor	3,500	113,225
Pediatrix Medical Group	1,900 a	139,726
Pharmaceutical Product Development	6,100 a	285,846
Psychiatric Solutions	9,500 a	462,745
ResMed	5,800 a	382,742
Respironics	5,800 a	209,438
Sierra Health Services	5,070 a	362,302
Sybron Dental Specialties	7,700 a	289,674
Symbion	7,040 a	167,904
Syneron Medical	13,200 a	482,988
United Surgical Partners International	3,000 a	156,240
		6,098,194
Interest Sensitive−14.8%		
AmerUs Group	3,300 b	158,565
Apollo Investment	9,141	168,469
Arch Capital Group	3,400 a	153,170
BankUnited Financial, Cl. A	8,470	229,029
Capital Automotive	5,290	201,919
Centene	4,700 a	157,826
Downey Financial	3,500	256,200
East West Bancorp	4,200	141,078
Endurance Specialty Holdings	3,900	147,498
Equity Inns	35,000	465,500
Equity One	10,360	235,172
Essex Property Trust	4,000	332,240
First Midwest Bancorp	5,860	206,096
First Niagara Financial Group	8,800	128,304
FirstFed Financial	1,170 a	69,744

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Flagstar Bancorp	5,470	103,547
Fremont General	12,600	306,558
Horace Mann Educators	9,110	171,450
Hudson United Bancorp	3,570	128,877
La Quinta	37,650 a	351,274
Max Re Capital	6,200	141,980
Nelnet, Cl. A	5,700 a	189,639
New Century Financial	2,180	112,161
Ohio Casualty	7,200	174,096
Philadelphia Consolidated Holdings	2,400 a	203,424
Phoenix Companies	12,800 b	152,320
PrivateBancorp	6,600	233,508
Republic Bancorp	9,410	140,962
SVB Financial Group	4,500 a	215,550
South Financial Group	5,100	144,942
Susquehanna Bancshares	4,500	110,655
UCBH Holdings	8,040	130,570
UICI	3,670	109,256
Umpqua Holdings	10,400	244,816
Wintrust Financial	3,730	195,265
		6,611,660
Producer Goods & Services—20.2%		
Actuant, Cl. A	5,200 a	249,288
AptarGroup	4,120	209,296
Arkansas Best	2,400	76,344
Armor Holdings	2,560 a	101,402
Brady, Cl. A	3,700	114,700
Briggs & Stratton	4,540	157,175
CLARCOR	9,700	283,725
Carpenter Technology	2,130	110,334
Cleveland-Cliffs	1,800	103,968
Commercial Metals	5,820	138,632
Curtiss-Wright	1,630	87,939
Engineered Support Systems	6,100	218,563
EnPro Industries	6,770 a	195,450

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
FMC	4,960 a	278,454
Florida Rock Industries	3,700	271,395
GATX	5,000	172,500
Genlyte Group	4,800 a	233,952
Georgia Gulf	3,010	93,461
H.B. Fuller	6,600	224,796
Headwaters	3,440 a,b	118,267
Heartland Express	5,140	99,870
IDEX	4,100	158,301
Kansas City Southern	6,300 a	127,134
Knight Transportation	4,100	99,753
Landstar System	5,360 a	161,443
M.D.C. Holdings	3,170	260,732
Manitowoc	3,300	135,366
Massey Energy	10,800	407,376
Maverick Tube	7,400 a	220,520
Meritage Homes	2,000 a	159,000
Mueller Industries	4,900	132,790
NVR	500 a	405,000
Olin	19,400	353,856
Overseas Shipholding Group	4,230	252,319
Pacer International	12,500 a	272,375
Quanex	2,490	131,995
Reliance Steel & Aluminum	2,990	110,839
Simpson Manufacturing	3,000	91,650
Spectrum Brands	3,900 a	128,700
Standard Pacific	2,930	257,693
Teledyne Technologies	9,810 a	319,610
Thomas & Betts	4,640 a	131,034
Timken	7,920	182,952
URS	3,590 a	134,087
United Stationers	2,900	142,390
WCI Communities	14,000 a	448,420
Watsco	6,070	258,582
		9,023,428

Common Stocks (continued)	Shares	Value ($)
Services−7.9%		
Allied Waste Industries	56,100 a	444,873
Allscripts Healthcare Solutions	19,800 a,b	328,878
CACI International, Cl. A	9,670 a	610,757
Cerner	3,410 a,b	231,778
Consolidated Graphics	3,200 a	130,464
FactSet Research Systems	2,995	107,341
Global Payments	3,270	221,706
Healthcare Services Group	10,495	210,740
Kronos	3,700 a	149,443
Labor Ready	15,650 a	364,801
MICROS Systems	3,300 a	147,675
Navigant Consulting	25,140 a	443,972
Shaw Group	6,300 a	135,513
		3,527,941
Technology−12.0%		
ANSYS	5,960 a	211,640
Alamosa Holdings	16,100 a	223,790
Anixter International	5,610 a	208,524
Avid Technology	2,780 a	148,118
Axcelis Technologies	22,600 a	155,036
Benchmark Electronics	3,500 a	106,470
Cognex	3,990	104,498
Coherent	3,000 a	108,030
Cymer	3,300 a	86,955
Cypress Semiconductor	7,300 a	91,907
DSP Group	2,500 a	59,675
Epicor Software	13,000 a	171,600
Esterline Technologies	3,930 a	157,514
FLIR Systems	6,600 a	196,944
FileNET	3,600 a	90,504
Hutchinson Technology	2,500 a	96,275
Hyperion Solutions	3,600 a	144,864
Internet Security Systems	3,800 a	77,102
j2 Global Communications	3,990 a,b	137,416
MIPS Technologies	29,800 a	214,560

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Macromedia	4,600 a	175,812
Mercury Computer Systems	4,820 a	131,923
Micrel	9,400 a	108,288
Microsemi	5,200 a	97,760
NETGEAR	5,700 a	106,020
Packeteer	15,500 a	218,550
Power Integrations	2,900 a	62,553
Progress Software	3,400 a	102,510
Roper Industries	3,500	249,795
Skyworks Solutions	11,700 a	86,229
Symbol Technologies	14,940	147,458
THQ	3,700 a	108,299
Take-Two Interactive Software	5,870 a,b	149,391
Trimble Navigation	5,800 a	226,026
Varian Semiconductor Equipment Associates	8,000 a	296,000
Verint Systems	3,400 a	109,344
Websense	3,900 a	187,395
		5,354,775
Utilities—1.3%		
ALLETE	2,200	109,780
Alaska Communications Systems Group	21,800 b	216,038
CMS Energy	10,500 a	158,130
Cleco	4,130	89,084
		573,032
Total Common Stocks (cost $36,608,326)		**44,502,029**

Short-Term Investments—.6%	Principal Amount ($)	Value ($)
Repurchase Agreement;		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 2.9%, dated 6/30/2005, due 7/1/2005 in the amount of $240,019 (fully collateralized by $250,000 Federal Home Loan Bank, 2.05%, 7/21/2006, value $247,796) (cost $240,000)	240,000	**240,000**

Investment of Cash Collateral for Securities Loaned—7.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,139,578)	3,139,578 [c]	**3,139,578**
Total Investments (cost $39,987,904)	**107.2%**	**47,881,607**
Liabilities, Less Cash and Receivables	**(7.2%)**	**(3,199,648)**
Net Assets	**100.0%**	**44,681,959**

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At June 30, 2005, the total market value of the portfolio's securities on loan is $2,972,176 and the total market value of the collateral held by the portfolio is $3,139,578.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Producer Goods & Services	20.2	Energy	9.2
Consumer Cyclical	17.0	Services	7.9
Interest Sensitive	14.8	Short-Term/Money Market Investments	7.6
Health Care	13.6	Other	4.9
Technology	12.0		**107.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $2,972,176)—Note 1(b):		
Unaffiliated issuers	36,848,326	44,742,029
Affiliated issuers	3,139,578	3,139,578
Cash		80,853
Receivable for investment securities sold		2,045,224
Dividends and interest receivable		39,158
Prepaid expenses		1,599
		50,048,441
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		38,240
Liability for securities on loan—Note 1(b)		3,139,578
Payable for investment securities purchased		2,140,752
Payable for shares of Beneficial Interest redeemed		205
Accrued expenses		47,707
		5,366,482
Net Assets ($)		**44,681,959**
Composition of Net Assets ($):		
Paid-in capital		34,123,973
Accumulated investment (loss)—net		(6,709)
Accumulated net realized gain (loss) on investments		2,670,992
Accumulated net unrealized appreciation (depreciation) on investments		7,893,703
Net Assets ($)		**44,681,959**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	38,603,333	6,078,626
Shares Outstanding	1,826,293	290,697
Net Asset Value Per Share ($)	**21.14**	**20.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $367 foreign taxes withheld at source)	204,651
Income from securities lending	11,190
Interest	6,710
Total Income	**222,551**
Expenses:	
Investment advisory fee–Note 3(a)	168,683
Auditing fees	19,425
Custodian fees–Note 3(b)	16,401
Prospectus and shareholders' reports	11,860
Distribution fees–Note 3(b)	7,751
Shareholder servicing costs–Note 3(b)	7,677
Trustees' fees and expenses–Note 3(c)	1,606
Legal fees	875
Loan commitment fees–Note 2	213
Miscellaneous	2,414
Total Expenses	**236,905**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(48)
Net Expenses	**236,857**
Investment (Loss)–Net	**(14,306)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,719,400
Net unrealized appreciation (depreciation) on investments	(3,747,052)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,027,652)**
Net (Decrease) in Net Assets Resulting from Operations	**(1,041,958)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment (loss)–net	(14,306)	(13,309)
Net realized gain (loss) on investments	2,719,400	5,768,704
Net unrealized appreciation (depreciation) on investments	(3,747,052)	1,812,799
Net Increase (Decrease) in Net Assets Resulting from Operations	**(1,041,958)**	**7,568,194**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Initial shares	(1,889,620)	(2,482,168)
Service shares	(300,690)	(414,059)
Total Dividends	**(2,190,310)**	**(2,896,227)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,151,698	5,675,897
Service shares	590,616	3,986,665
Dividends reinvested:		
Initial shares	1,889,620	2,482,168
Service shares	300,690	414,059
Cost of shares redeemed:		
Initial shares	(4,190,107)	(6,864,790)
Service shares	(1,241,137)	(3,712,388)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(498,620)**	**1,981,611**
Total Increase (Decrease) in Net Assets	**(3,730,888)**	**6,653,578**
Net Assets ($):		
Beginning of Period	48,412,847	41,759,269
End of Period	**44,681,959**	**48,412,847**
Undistributed investment income (loss)–net	(6,709)	7,597

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	100,054	265,284
Shares issued for dividends reinvested	90,585	110,368
Shares redeemed	(197,470)	(322,098)
Net Increase (Decrease) in Shares Outstanding	**(6,831)**	**53,554**
Service Shares		
Shares sold	28,788	188,954
Shares issued for dividends reinvested	14,561	18,576
Shares redeemed	(59,009)	(176,121)
Net Increase (Decrease) in Shares Outstanding	**(15,660)**	**31,409**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2005	Year Ended December 31,				
Initial Shares	(Unaudited)	2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	22.66	20.34	14.25	17.79	18.08	16.69
Investment Operations:						
Investment income (loss)–net [a]	(.00)[b]	.00[b]	(.01)	.05	.03	.02
Net realized and unrealized gain (loss) on investments	(.47)	3.76	6.12	(3.55)	(.31)	1.40
Total from Investment Operations	(.47)	3.76	6.11	(3.50)	(.28)	1.42
Distributions:						
Dividends from investment income–net	–	–	(.02)	(.04)	(.01)	(.03)
Dividends from net realized gain on investments	(1.05)	(1.44)	–	–	–	–
Total Distributions	(1.05)	(1.44)	(.02)	(.04)	(.01)	(.03)
Net asset value, end of period	21.14	22.66	20.34	14.25	17.79	18.08
Total Return (%)	(2.01)[c]	18.52	42.94	(19.71)	(1.53)	8.53
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.50[c]	.95	1.12	.98	1.03	.93
Ratio of net expenses to average net assets	.50[c]	.95	1.12	.98	1.03	.93
Ratio of net investment income (loss) to average net assets	(.01)[c]	.00[d]	(.09)	.28	.16	.09
Portfolio Turnover Rate	72.20[c]	112.27	171.34	71.76	60.40	84.47
Net Assets, end of period ($ x 1,000)	38,603	41,534	36,200	25,458	33,341	35,956

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Amount represents less than .01%.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	22.45	20.22	14.20	17.73	18.08	18.08
Investment Operations:						
Investment income (loss)−net	(.03)[b]	(.05)[b]	(.06)[b]	.01[b]	(.03)[b]	−
Net realized and unrealized gain (loss) on investments	(.46)	3.72	6.10	(3.54)	(.31)	−
Total from Investment Operations	(.49)	3.67	6.04	(3.53)	(.34)	−
Distributions:						
Dividends from investment income−net	−	−	(.02)	(.00)[c]	(.01)	−
Dividends from net realized gain on investments	(1.05)	(1.44)	−	−	−	−
Total Distributions	(1.05)	(1.44)	(.02)	(.00)[c]	(.01)	−
Net asset value, end of period	20.91	22.45	20.22	14.20	17.73	18.08
Total Return (%)	(2.13)[d]	18.18	42.60	(19.89)	(1.86)	−
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.63[d]	1.20	1.37	1.22	1.39	−
Ratio of net expenses to average net assets	.63[d]	1.20	1.37	1.22	1.39	−
Ratio of net investment income (loss) to average net assets	(.14)[d]	(.25)	(.34)	.04	(.18)	−
Portfolio Turnover Rate	72.20[d]	112.27	171.34	71.76	60.40	84.47
Net Assets, end of period ($ x 1,000)	6,079	6,879	5,559	3,117	1,944	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Small Company Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results may differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 was as follows: long-term capital gains $2,896,227. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $7,751 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $194 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $16,401 pursuant to the custody agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $27,489, Rule 12b-1 distribution plan fees $1,238, custodian fees $7,447, chief compliance officer fees $1,998 and transfer agency per account fees $68.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $32,686,693, and $35,393,365, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $7,893,703, consisting of $8,716,328 gross unrealized appreciation and $822,625 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement with the Manager for the portfolio, pursuant to which the Manager provides the portfolio with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of the Manager regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the Fund. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and its former and current Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory fee, and total expense ratios within these comparison groups and against the averages of the portfolio's current and former Lipper categories, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's performance generally was below the averages of its comparison groups and its former Lipper category averages, but, that its performance generally was above its current Lipper category averages, and its longer term performance rankings in its comparison groups generally were above its one year rankings. The Board members also discussed the portfolio's expense ratio for each class of shares, noting it is lower than the average of its Initial shares comparison group and higher than the average of the Service shares comparison group, and that it generally ranks in the middle of its comparison groups. They reviewed the range of management fees in the comparison groups and noted that the portfolio's management fee ranks in the top half (i.e., lower than that of most of the other funds) of the comparison groups. They noted the Manager's proposed undertaking to waive or reimburse certain fees and expenses to limit the portfolio's expense ratio, which would reduce the expense ratio for the portfolio's Service shares based on the portfolio's current expense ratio, and which, if in effect during the period, would have reduced the Service share expense ratio to below its comparison group average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies (the "Similar Funds"), of which there was one, and by separate accounts or mutual funds for which the Manager or its affiliates serve as sub-investment adviser with similar investment objectives, policies and strategies as the portfolio (the "Separate Accounts" and, collectively with Similar Funds, the "Similar Accounts") and explained the nature of each Similar Account and the differences, from the Manager's perspective, in management of such Similar Accounts as compared to managing and providing other services to the portfolio. The Similar Fund was a mutual fund reported in the same Lipper category as the portfolio. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. It was noted that the one Similar Fund had the same management fee as the fee borne by the portfolio. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the slight increase in portfolio assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided. It was also noted that the proposed undertaking to waive fees or reimburse expenses had the potential to reduce the profitability for managing the portfolio over the period of the undertaking.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement, with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board generally was satisfied with the Manager's performance as compared to its current Lipper category averages and the portfolio's longer term performance as compared to its comparison groups.

- The Board concluded that the fee paid by the portfolio to the Manager was reasonable in light of comparative performance and expense and advisory fee information, including the Manager's proposal to waive or reimburse certain fees and expenses, which would reduce the expense ratio of the Service shares based on current expense ratios, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.

- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Investment Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Small Company Stock Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0151SA0605

Dreyfus Variable Investment Fund, Special Value Portfolio

SEMIANNUAL REPORT June 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Special Value Portfolio, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Mark G. DeFranco and Brian M. Gillott of Jennison Associates LLC, the portfolio's sub-investment adviser.

On average, U.S. stock prices ended the first half of 2005 slightly lower than where they began, largely due to headwinds caused by higher energy prices, rising short-term interest rates and recent evidence of slower economic growth. While midcap stocks generally produced higher returns than large-cap stocks, and large-cap stocks generally outperformed small-cap stocks, these differences were relatively small. Conversely, value-oriented stocks continued to produce substantially better results than their more growth-oriented counterparts.

In some ways, market conditions at midyear remind us of those from one year ago, when stock prices languished due to economic and political concerns before rallying strongly later in the year. Currently, our economists expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures, potentially setting the stage for better business conditions that could send stock prices higher. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF PERFORMANCE

Mark G. DeFranco and Brian M. Gillott, Portfolio Managers
Jennison Associates LLC, Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Special Value Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2005, the portfolio produced total returns of –2.60% for its Initial shares and –2.68% for its Service shares.[1] For the same period, the total return of the Russell 1000 Value Index (the "Index"), the portfolio's benchmark, was 1.76%.[2]

Stocks generally struggled during the reporting period as positive influences, such as sustained economic growth and sound corporate earnings, were offset by negative ones, including higher interest rates and surging energy prices. The portfolio produced lower returns than its benchmark, primarily due to its relatively heavy exposure to the basic materials sector, which declined over the reporting period after posting strong returns in 2004.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign companies of any size, including those purchased in initial public offerings or shortly thereafter.

The portfolio managers seek to identify attractively valued companies with current or emerging earnings growth that may not be fully recognized or appreciated by the market. Generally, there are two types of companies which may exhibit the characteristics the portfolio managers are seeking. The first type is a company that is out of favor with investors but which the portfolio managers expect will experience an improved earnings cycle over the next 12 to 18 months due to corporate restructuring, new product development, an industry cycle turn, increased management focus on shareholder value or improving balance sheet and cash flow. The second type is a company currently delivering good growth characteristics but which the portfolio managers believe is being mispriced by the market based on short-term earnings results relative to "street" expectations or market uncertainty regarding the sustainability of earnings growth.

What other factors influenced the portfolio's performance?

Although we choose the portfolio's investments according to our "bottom-up" research into the prospects of individual companies, it is worth noting that stocks were influenced by changes in economic expectations over the first half of 2005. Stocks had rallied sharply in the weeks before the reporting period began as new evidence emerged that the U.S. economy was growing without rekindling inflationary pressures. During the first quarter of 2005, however, inflation concerns began to mount as energy prices surged higher. In addition, investors began to worry that the Federal Reserve Board might increase short-term interest rates to a higher level and at a faster pace than they previously expected. As a result, stock prices generally failed to advance during the reporting period.

Despite rising energy prices, prices of many other commodities, including chemicals and industrial metals, began to moderate as inventories accumulated amid signs that demand from China and other emerging markets might slacken. As a result, the stocks of materials producers declined. Because the portfolio was more heavily invested in these companies than the benchmark, its relative performance suffered. We subsequently reduced the portfolio's exposure to the materials sector.

The portfolio also lost ground relative to its benchmark in the financials sector, where The Bank of New York was hurt by expenses related to the construction of new facilities, and insurance broker Willis Group Holdings encountered unexpectedly high recruitment costs in attracting agents from other firms. Finally, the portfolio's media stocks continued to disappoint due to persistently weak advertising revenues.

On the other hand, the portfolio received strong contributions to performance from its holdings in the energy sector, where we shifted the portfolio's focus from integrated oil producers and exploration-and-production companies to oil services providers, such as drilling rig manufacturer National-Oilwell and international oil services leader Schlumberger. In the health care sector, the fund's positions in medical services providers fared well, led by managed care company CIGNA, which has cut costs while increasing membership; hospitals operator Community Health Systems, which we purchased at attractive levels; and prescription manager Medco Health Solutions, which has been gaining market share. Good relative performance in the technology sector was driven by information technology services provider SunGard Data Systems, which was subject to an acquisition offer, enterprise software developer BEA Systems and wireless telephone handset maker Nokia Oyj.

What is the portfolio's current strategy?

We believe that the stock market's recent weakness has created a number of value-oriented opportunities in a variety of industry groups. Accordingly, we have established new positions in a leading media research firm, an educational publisher, a semiconductor manufacturer, generic drug makers and an asset manager, among others. In our judgment, the portfolio's current holdings potentially position it well for a market environment in which selectivity is likely to be a more important driver of performance.

July 15, 2005

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Special Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Special Value Portfolio from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.55	$ 4.89
Ending value (after expenses)	$974.00	$973.20

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.66	$ 5.01
Ending value (after expenses)	$1,020.18	$1,019.84

† *Expenses are equal to the portfolio's annualized expense ratio of .93% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Common Stocks−96.5%	Shares	Value ($)
Aerospace & Defense−1.1%		
Empresa Brasileira de Aeronautica, ADR	10,500	**347,235**
Biotechnology−1.3%		
MedImmune	14,700 [a]	**392,784**
Capital Markets−9.4%		
Bank of New York	27,800	800,084
Eaton Vance	7,600	181,716
Janus Capital Group	19,600	294,784
Lazard, Cl. A	21,200 [a]	492,900
Nuveen Investments	14,000	526,680
Schwab (Charles)	51,200	577,536
		2,873,700
Chemicals−4.1%		
du Pont EI de Nemours	15,300	658,053
Huntsman	9,000 [a]	182,430
Lyondell Chemical	5,600	147,952
Olin	9,900	180,576
Terra Industries	11,900	81,039
		1,250,050
Commercial Banks−1.1%		
Fifth Third Bancorp	8,400	**346,164**
Commercial Services & Supplies−2.6%		
Hewitt Associates, Cl.A	7,200 [a]	190,872
Manpower	14,900	592,722
		783,594
Communications Equipment−1.7%		
Nokia Oyj, ADR	31,700	**527,488**
Consumer Finance−.7%		
Alliance Data Systems	5,200 [a]	**210,912**
Diversified Consumer Services−1.8%		
Education Management	10,800 [a]	364,284
ITT Educational Services	3,500 [a]	186,970
		551,254
Diversified Financial Services−1.1%		
J.P. Morgan Chase & Co.	9,336	**329,748**
Diversified Telecommunications−2.8%		
Citizens Communications	36,500	490,560
IDT, Cl. B	27,800 [a]	365,848
		856,408

Common Stocks (continued)	Shares	Value ($)
Electronic Equipment–1.9%		
Agilent Technologies	12,200 [a]	280,844
Symbol Technologies	31,800	313,866
		594,710
Energy Equipment & Services–8.2%		
BJ Services	4,800	251,904
Cooper Cameron	5,300 [a]	328,865
National-Oilwell	7,400 [a]	351,796
Rowan Cos.	11,200	332,752
Schlumberger	8,400	637,896
Todco, Cl. A	11,500 [a]	295,205
Weatherford International	5,200 [a]	301,496
		2,499,914
Food & Staples Retailing–3.8%		
Kroger	41,800 [a]	795,454
Performance Food Group	12,000 [a]	362,520
		1,157,974
Healthcare Providers & Services–4.4%		
CIGNA	3,000	321,090
Community Health Systems	9,100 [a]	343,889
Medco Health Solutions	4,100 [a]	218,776
Tenet Healthcare	37,800 [a]	462,672
		1,346,427
Household Products–.8%		
Kimberly-Clark	3,700	**231,583**
Hotels Restaurants & Leisure–1.1%		
GTECH Holdings.	11,700	**342,108**
Insurance–7.7%		
American International Group	11,000	639,100
Axis Capital Holdings	18,400	520,720
UnumProvident	46,000	842,720
XL Capital, Cl. A	4,500	334,890
		2,337,430
Internet–2.5%		
IAC/InterActive	31,500 [a]	**757,575**
Machinery–1.3%		
Dover	4,500	163,710
Navistar International	7,500 [a]	240,000
		403,710

Common Stocks (continued)	Shares	Value ($)
Media−9.9%		
DIRECTV Group	24,200 [a]	375,100
Gemstar-TV Guide International	88,400 [a]	317,356
Pearson, ADR	30,100	357,588
Radio One, Cl. D	32,900 [a]	420,133
VNU	13,200	368,413
Viacom, Cl. B	22,674	726,021
Westwood One	23,100	471,933
		3,036,544
Metals & Mining−2.4%		
Alcoa	11,300	295,269
Harmony Gold Mining Co., ADR	51,000	436,560
		731,829
Multi Utilities−1.7%		
Aquila	54,200 [a]	195,662
Sempra Energy	7,600	313,956
		509,618
Oil & Gas−.8%		
Spinnaker Exploration	7,100 [a]	**251,979**
Paper & Forest Products−2.1%		
MeadWestvaco	22,400	**628,096**
Pharmaceuticals−8.6%		
Andrx Group	22,500 [a]	456,975
Eli Lilly & Co.	8,700	484,677
GlaxoSmithKline, ADR	6,900	334,719
Merck & Co.	10,500	323,400
Pfizer	21,000	579,180
Watson Pharmaceuticals	15,400 [a]	455,224
		2,634,175
Road & Rail−1.7%		
CSX	12,500	**533,250**
Semiconductors−1.9%		
MEMC Electronic Materials	27,000 [a]	425,790
Micron Technology	15,800 [a]	161,318
		587,108
Software−8.0%		
BEA Systems	40,500 [a]	355,590
Business Objects, ADR	11,600 [a]	305,080

Common Stocks (continued)	Shares	Value ($)
Software (continued)		
Computer Associates International	11,100	305,028
Manhattan Associates	18,300 a	351,543
Microsoft	32,800	814,752
TIBCO Software	46,100 a	301,494
		2,433,487
Total Common Stocks		
(cost $27,591,448)		**29,486,854**

Other Investment—4.1%		
Registered Investment Company:		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,242,000)	1,242,000 b	**1,242,000**
Total Investments (cost $28,833,448)	**100.6%**	**30,728,854**
Liabilities, Less Cash and Receivables	**(.6%)**	**(178,275)**
Net Assets	**100.0%**	**30,550,579**

ADR — American Depository Receipts.
a   *Non-income producing.*
b   *Investment in affiliated money market fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Media	9.9	Healthcare Providers & Services	4.4
Capital Markets	9.4	Chemicals	4.1
Pharmaceuticals	8.6	Money Market Investments	4.1
Energy Equipment & Services	8.2	Other	36.2
Software	8.0		
Insurance	7.7		**100.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	27,591,448	29,486,854
Affiliated issuers	1,242,000	1,242,000
Receivable for investment securities sold		174,130
Dividends and interest receivable		31,582
Prepaid expenses		857
		30,935,423
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		20,928
Cash overdraft due to Custodian		146,891
Payable for investment securities purchased		195,359
Accrued expenses		21,666
		384,844
Net Assets ($)		**30,550,579**
Composition of Net Assets ($):		
Paid-in capital		26,823,037
Accumulated undistributed investment income–net		83,709
Accumulated net realized gain (loss) on investments		1,748,427
Accumulated net unrealized appreciation (depreciation) on investments		1,895,406
Net Assets ($)		**30,550,579**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	25,852,563	4,698,016
Shares Outstanding	1,867,122	340,176
Net Asset Value Per Share ($)	**13.85**	**13.81**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $2,851 foreign taxes withheld at source):	
Unaffiliated issuers	211,222
Affiliated issuers	21,892
Total Income	**233,114**
Expenses:	
Investment advisory fee–Note 3(a)	118,579
Auditing fees	13,472
Custodian fees	7,251
Distribution fees–Note 3(b)	6,116
Prospectus and shareholders' reports	3,233
Trustees' fees and expenses–Note 3(c)	1,411
Shareholder servicing costs–Note 3(b)	827
Legal fees	491
Miscellaneous	2,416
Total Expenses	**153,796**
Less–waiver of fees due to undertaking–Note 3(a)	(4,645)
Net Expenses	**149,151**
Investment Income–Net	**83,963**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,849,345
Net unrealized appreciation (depreciation) on investments	(2,841,609)
Net Realized and Unrealized Gain (Loss) on Investments	**(992,264)**
Net (Decrease) in Net Assets Resulting from Operations	**(908,301)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income−net	83,963	171,248
Net realized gain (loss) on investments	1,849,345	4,777,637
Net unrealized appreciation (depreciation) on investments	(2,841,609)	(866,908)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(908,301)**	**4,081,977**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(33,620)	(178,813)
Service shares	(2,523)	(28,674)
Net realized gain on investments:		
Initial shares	(720,459)	(2,756,165)
Service shares	(131,069)	(507,560)
Total Dividends	**(887,671)**	**(3,471,212)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,010,977	1,068,137
Service shares	273,487	713,100
Dividends reinvested:		
Initial shares	754,079	2,934,978
Service shares	133,592	536,234
Cost of shares redeemed:		
Initial shares	(3,340,955)	(7,150,023)
Service shares	(748,951)	(1,201,875)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,917,771)**	**(3,099,449)**
Total Increase (Decrease) in Net Assets	**(3,713,743)**	**(2,488,684)**
Net Assets ($):		
Beginning of Period	34,264,322	36,753,006
End of Period	**30,550,579**	**34,264,322**
Undistributed investment income−net	83,709	35,889

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Capital Share Transactions:		
Initial Shares		
Shares sold	71,610	71,441
Shares issued for dividends reinvested	54,683	200,454
Shares redeemed	(238,118)	(485,958)
Net Increase (Decrease) in Shares Outstanding	**(111,825)**	**(214,063)**
Service Shares		
Shares sold	19,685	48,492
Shares issued for dividends reinvested	9,716	36,724
Shares redeemed	(53,653)	(82,737)
Net Increase (Decrease) in Shares Outstanding	**(24,252)**	**2,479**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2005	Year Ended December 31,				
Initial Shares	(Unaudited)	2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	14.63	14.39	11.04	13.07	14.65	14.64
Investment Operations:						
Investment income−net[a]	.04	.07	.03	.10	.14	.12
Net realized and unrealized gain (loss) on investments	(.76)	1.82	3.43	(2.09)	(1.30)	.70
Total from Investment Operations	(.72)	1.89	3.46	(1.99)	(1.16)	.82
Distributions:						
Dividends from investment income−net	(.02)	(.10)	(.11)	(.04)	(.11)	(.14)
Dividends from net realized gain on investments	(.04)	(1.55)	–	–	(.31)	(.67)
Total Distributions	(.06)	(1.65)	(.11)	(.04)	(.42)	(.81)
Net asset value, end of period	13.85	14.63	14.39	11.04	13.07	14.65
Total Return (%)	(2.60)[b]	13.08	31.74	(15.28)	(7.97)	5.70
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[b]	.93	1.01	.99	.91	.87
Ratio of net expenses to average net assets	.46[b]	.91	.97	.92	.90	.87
Ratio of net investment income to average net assets	.27[b]	.50	.23	.81	1.00	.81
Portfolio Turnover Rate	46.24[b]	90.27	108.01	148.29	59.85	149.83
Net Assets, end of period ($ x 1,000)	25,853	28,949	31,557	27,255	39,854	50,671

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	14.59	14.36	11.02	13.05	14.65	14.65
Investment Operations:						
Investment income−net	.03[b]	.06[b]	.02[b]	.08[b]	.12[b]	−
Net realized and unrealized gain (loss) on investments	(.76)	1.80	3.43	(2.07)	(1.31)	−
Total from Investment Operations	(.73)	1.86	3.45	(1.99)	(1.19)	−
Distributions:						
Dividends from investment income−net	(.01)	(.08)	(.11)	(.04)	(.10)	−
Dividends from net realized gain on investments	(.04)	(1.55)	−	−	(.31)	−
Total Distributions	(.05)	(1.63)	(.11)	(.04)	(.41)	−
Net asset value, end of period	13.81	14.59	14.36	11.02	13.05	14.65
Total Return (%)	(2.68)[c]	12.96	31.71	(15.32)	(8.17)	−
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59[c]	1.18	1.27	1.26	1.24	−
Ratio of net expenses to average net assets	.50[c]	1.00	1.00	.99	1.00	−
Ratio of net investment income to average net assets	.23[c]	.42	.21	.69	.92	−
Portfolio Turnover Rate	46.24[c]	90.27	108.01	148.29	59.85	149.83
Net Assets, end of period ($ x 1,000)	4,698	5,316	5,196	3,910	2,585	1

[a] *The portfolio commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Special Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation ("Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Jennison Associates LLC ("Jennison") serves as the portfolio's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004, was as follows: ordinary income $1,237,803 and long-term capital gain $2,233,409. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Jennison, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates: .50 of 1% of the first $300 million and .45 of 1% over $300 million.

Dreyfus has agreed, from January 1, 2005 to December 31, 2005 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, interest expense and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2005, Dreyfus waived receipt of fees of $4,645, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2005, Service shares were charged $6,116 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2005, the portfolio was charged $32 pursuant to the transfer agency agreement.

During the period ended June 30, 2005, the portfolio was charged $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $19,079, Rule 12b-1 distribution plan fees $975, chief compliance officer fees $1,998 and transfer agency per account fees $10, which are offset against an expense reimbursement currently in effect in the amount of $1,134.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $14,063,497 and $15,513,670, respectively.

At June 30, 2005, accumulated net unrealized appreciation on investments was $1,895,406, consisting of $2,919,593 gross unrealized appreciation and $1,024,187 gross unrealized depreciation.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999

and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in the whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

At separate meetings of the Board of Trustees for the fund held on June 8-9, 2005, the Board considered the re-approval, through its annual renewal date of July 31, 2006, of the Investment Advisory Agreement for the portfolio, pursuant to which Dreyfus provides the portfolio with investment advisory and administrative services, and the Sub-Investment Advisory Agreement ("Sub-Advisory Agreement") between Dreyfus and Jennison Associates LLC ("Jennison"), pursuant to which Jennison provides day-to-day management of the portfolio's portfolio subject to Dreyfus's oversight. The Board members who are not "interested persons" (as defined in the Act (the "Independent Trustees")) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus and Jennison.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement and the Sub-Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. The Board noted that the portfolio's shares were offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. Dreyfus's representatives noted the diversity of distribution among the funds in the Dreyfus complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered Jennison's research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure, as well as Dreyfus's supervisory activities over the Sub-Adviser.

Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratio. The Board members reviewed the portfolio's performance and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and current and former Lipper category averages, as applicable. The Board reviewed the portfolio's performance, investment advisory and sub-advisory fees, and total expense ratios within these comparison groups and against the portfolio's current and former Lipper category averages, as applicable. The groups of comparable funds were previously approved by the Board for this purpose, and were prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members discussed the results of the comparisons and noted that the portfolio's Initial shares 3-year and 5-year comparison group rankings were at or slightly below the middle of such group, that the portfolio's Initial shares performance for the 3-year and 5-year periods and the portfolio's Service shares performance for the 3-year period was above the average of its current Lipper category, and that the portfolio's Initial shares performance for the 3-year period was above the average of its comparison group. The Board members generally noted that the portfolio's overall performance was below the averages of its comparison groups and its former Lipper category. The Board members also discussed the portfolio's expense ratio for each class of shares, noting it is slightly higher than the average for its respective comparison group and ranks in the middle of its respective comparison group. They reviewed the range of management fees in the comparison groups and noted that the portfolio's aggregate investment advisory and sub-advisory fee is in the bottom half (i.e., higher than most of the other funds) of the comparison groups. The

Board members noted Dreyfus's current undertaking to waive or reimburse certain fees and expense, which reduced the expense ratio for the portfolio's Service shares and Initial shares.

Representatives of Dreyfus noted that there are no other mutual funds managed by Dreyfus or its affiliates or the Sub-Adviser or its affiliates, with similar investment objectives, policies and strategies as the fund that were reported in the same Lipper category as the portfolio. The representatives of Dreyfus also noted that there are no separate accounts with investment objectives, policies and strategies similar to the portfolio that are managed by Dreyfus or its affiliates or the Sub-Adviser or its affiliates. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and Jennison and discussed the relationship of the advisory fees paid in light of Dreyfus's and Jennison's performance and the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. (The Board members subsequent to the meeting were provided a profitability statement for Jennison with respect to the portfolio.) The Board members received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, including the decline in assets and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and to Jennison and noted the soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider Dreyfus's and Jennison's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Management Agreement and the Sub-Advisory Agreement bears a reasonable relationship to the mix of services provided by Dreyfus and Jennison, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus and/or Jennison may have realized any economies of scale would be less. The profitability percentages for managing the portfolio were within ranges determined by appropriate court cases to be reasonable given the services rendered and, given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on profitability of Dreyfus.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement and Sub-Investment Advisory Agreement with respect to the portfolio. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and Jennison are adequate and appropriate.
- The Board generally was satisfied with the portfolio's Initial shares 3-year and 5-year performance as compared to its comparison group and current Lipper category averages, the portfolio's Service shares 3-year performance as compared to its current Lipper category average, and the portfolio's Initial shares rankings in its comparison group for the 3-year and 5-year periods.

- The Board concluded that the fee paid by the portfolio to Dreyfus (and the fee paid to Jennison by Dreyfus) was reasonable in light of comparative performance and expense and advisory fee information, including Dreyfus's current undertaking to waive or reimburse certain fees and expenses, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus and Jennison from their relationship with the portfolio.

- The Board determined that, to the extent that material economies of scale had not been shared with the portfolio, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Investment Advisory Agreement and Sub-Advisory Agreement, with respect to the portfolio, was in the best interests of the portfolio and its shareholders.

For More Information

Dreyfus Variable Investment Fund, Special Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Jennison Associates LLC
466 Lexington Avenue
New York, NY 10017

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Institutional Servicing

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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